SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

ANNUAL GENERAL MEETING

APRIL 25, 2016

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below we present for your appreciation the management proposal for the matters on the agenda of the Company’s Annual General Meeting to be held on April 25, 2016:

1. Review the management accounts and examine, discuss and vote on the financial statements relative to the fiscal year ended December 31, 2015.

We propose that the management accounts and financial statements for the 2015 fiscal year, as disclosed on March 3, 2016 on the websites of the Brazilian Securities and Exchange Commission ("CVM") and the BM&FBOVESPA S.A. - São Paulo Securities, Commodities and Futures Exchange ("BM&FBovespa”) via the Periodic Information System (IPE) and on March 4, 2016 in the newspapers O Estado de São Paulo and the Official Gazette of the State of São Paulo (“Financial Statements”) be approved without reservations.

As per Article 9, paragraph III of CVM Instruction 481 of December 17, 2009 (“CVM Instruction 481/09"), the management’s comments on the Company’s financial situation are detailed in Appendix I of this proposal.

In compliance with the provisions of Article 9, V and sole paragraph, III of CVM Instruction 481/09, the opinion of the Fiscal Council and the Audit Committee are available at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of the BM&FBOVESPA S.A. – São Paulo Stock, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

2. Allocation of net income for the fiscal year ended December 31, 2015 and distribution of dividends.

We propose the net income for the fiscal year ended December 31, 2015 to be allocated as indicated in the Financial Statement and the dividends to be distributed as detailed in Appendix II hereto, prepared according to item II of Paragraph 1, Article 9 of CVM Instruction 481/09.

We also propose that the dividends then declared are paid on a date to be subsequently established by the Board of Directors, in the 2016 calendar year, based on the shareholding position of April 25, 2016 for shareholders holding shares traded at the BM&FBovespa S.A. – São Paulo Securities, Commodities and Futures Exchange (after trading session close) and April 28, 2016 for shareholders with ADRs traded at NYSE, not monetarily restated. Shares and ADRs will then be traded ex-dividends as of April 26, 2016.

3. Setting the number of members to compose the Company’s Board of Directors.

We firstly propose, pursuant to Article 17 of the Company’s Bylaws that seven (7) sitting members are elected for the Company’s Board of Directors.

4. Election of members of the Company’s Board of Directors, in view of term of office expiration.

In compliance with the recommendation of the Company’s Nomination and Corporate Governance Committee, we propose the election of the following members of the Company’s Board of Directors, all of them with term of office to expire at the 2018 Annual General Meeting: (i) Odair Garcia Senra, Brazilian citizen, widower, civil engineer, identity card (RG) No. 3.259.126, issued by SSP/SP, enrolled with the individual taxpayer register (CPF/MF) under No. 380.915.938-72, resident and domiciled in the City and State of São Paulo, with office in the City and State of São Paulo, at Avenida das Nações Unidas, nº 8.501, 19° andar, CEP 05425-070; (ii) Cláudio José Carvalho de Andrade, Brazilian citizen, married, business administrator, identity card (RG) No. 04.408.508-78, enrolled with the individual taxpayer register

(CPF/MF) under No. 595.998.045-20, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Ataulfo de Paiva 204, 10º andar, Leblon, CEP 22440-033; (iii) Francisco Vidal Luna, Brazilian citizen, married, economist, identity card (RG) No. 3.500.003-X SSP/SP, enrolled with the individual taxpayer register (CPF) under No. 031.950.828-53, resident and domiciled in the City and State of São Paulo, at Rua Sampaio Vidal 440, Jardim Paulistano, CEP 01443-000; (iv) Guilherme Affonso Ferreira, Brazilian citizen, legally separated, businessman, identity card (RG) No. 4.405.163 SSP/SP, enrolled with the individual taxpayer register (CPF/MF) under No. 762.604.298-00, resident and domiciled in the City and State of São Paulo, with office at Rua Estados Unidos 1342, Jardim América, CEP 01427-001; (v) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and accountant, identity card (RG) No. 4.762.308, issued by SSP/SP, enrolled with the individual taxpayer register (CPF/MF) under No. 359.920.858-15, resident and domiciled in the city of Curitiba, state of Paraná, with office at Av. República Argentina, 665, cjs. 906/907, CEP 80240-210; (vi) Maurício Marcellini Pereira, Brazilian citizen, divorced, business administrator, identity card (RG) No. 19434, issued by CRA/MG, enrolled with the individual taxpayer register (CPF/MF) under No. 838.823.836-15, resident and domiciled in the city of Brasília, Federal District, at SMPW Quadra 17, conjunto 4, lote 1, casa B, CEP 71741-704; and (vii) Rodolpho Amboss, Brazilian citizen, married, civil engineer, identity card (RG) No. 355.703, issued by SPTC-ES, enrolled with the individual taxpayer register (CPF/MF) under No. 742.664.117-15, resident in the United States of America, with business address at 40 West 57th Street, 29th floor, New York, NY, 10019, United States of America; all of them in the capacity of independent board members.

Pursuant to Article 10 of CVM Instruction 481/09, the information referring to the candidates for the position of members of the Board of Directors supported by the Company’s Management is detailed in Appendix III hereto.

5. Establishment of the total compensation of the Management for the 2016 fiscal year.

We recommend that the management’s overall compensation for the 2016 fiscal year should be fixed at the limit of R$ 19,823,318.01 for the current fiscal year, from January to December 2016.

We clarify that according to Article 152 of Law No. 6.404/76, we now include in this amount, as of the Annual General Meeting, besides the fixed and short-term variable compensation for the management, any benefits provided or supported by the Company. Social security charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company this year, which are recognized gradually during 3-year grace period with accounting and non-financial effects under the CPC 10 and derive from the Stock Option Plan previously approved by the Company's shareholders at the General Meeting.

The short-term variable compensation program maintained by the Company is connected to achievement of specific goals that are established, agreed upon and approved by the Board of Directors each year. For the 2015 fiscal year, a series of goals was established, including one mandatory, related to the Company’s return on capital employed (ROCE). The mandatory target has been met while the set of operating targets was partially achieved, resulting in the difference between the total amount of remuneration approved for 2015 and the amount actually paid. Therefore, the Annual General Meeting held in 2015 approved a total limit of Management compensation in the amount of up to R$13,227,950.80 referring to the Management’s overall compensation except for social security charges and book costs of share-based incentives, and the effective payment in the amount of R$7,907,703.20.

For the purposes of comparison with volume to be approved at such meeting, including social security charges and book costs of share-based incentives, the amount to be considered in the latest General Meeting would be of R$18,886,534.65 and the effective payment in this scenario would be estimated to amount to R$13,389,424.65. The additional amount presented for the year of 2016 is related solely to the book costs of share-based incentives, according to the premises to be used in the calculation of the book cost, when approved. The other values were not changed.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix V of this proposal.

6. Installation and establishment of the number of members that should compose the Company's Fiscal Council.

Considering that the term of office has ended, we propose the installation of the Company's Fiscal Council. Once installed, in compliance with the provisions of Article 43 of the Company's Bylaws, we propose that the Company's Fiscal Council be composed of 3 (three) sitting members with an equal number of alternates.

7. Considering that the term of office has ended, election of the members of the Company’s Fiscal Council

We propose the election of the following members and their respective alternates for a term of office that will end on the date of the 2017 Annual General Meeting, to wit, as sitting members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, identity card (RG) No. 9.369.027 issued by SSP/SP and enrolled with the individual taxpayer register (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Dr. José Maria Whitaker 310, apto. 4, Edif. Figueira, CEP 05622-001, (ii) Peter Edward Cortes Marsden Wilson, Brazilian, economist, married, identity card (RG) No. 08.424.379-9 issued by IFP/RJ and enrolled with the individual taxpayer register (CPF/MF) under no. 168.126.648-20, resident and domiciled in São Paulo, São Paulo State at Rua Princesa Isabel 347, apartment 92, Campo Belo, CEP 046001-001, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, identity card (RG) No. 32.677.183-9 issued by SSP/SP and enrolled with the individual taxpayer register (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, identity card (RG) No. 16.994.226-0 issued by SSP/SP and enrolled with the individual taxpayer register (CPF/MF) under no. 101.947.028-39, resident and domiciled in the city of Campinas, São Paulo State at Rua Bacabá, 48, Alphaville, Campinas - CEP 13098-339, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, identity card (RG) No. 19.994.703 issued by SSP/SP and enrolled with the individual taxpayer register (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060, and (iii) Alessandro de Oliveira Nascimento, Brazilian citizen, Brazilian Federal Savings Bank employee, single, identity card (RG) No. 44350969-4 issued by SSP-SP and enrolled with the individual taxpayer register (CPF/MF) under No. 335.489.628-07, resident and domiciled in the City and State of São Paulo, with office at Avenida Paulista, 2300,11o andar.

As per Article 10 of CVM Instruction 481/09, the information relative to the candidates to the position of member of the Fiscal Council supported by the Company is detailed in Appendix IV of this proposal.

8. Establishment of the total compensation of the Members of the Fiscal Council for the 2016 fiscal year

We propose that the total compensation for fiscal council members for the 2016 fiscal year be established at up to R$245,520.00.

We clarify that according to Article 152 of Law No. 6.404/76, we now include in this amount, as of the Annual General Meeting, the social security charges besides the fixed compensation of Fiscal Council members.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix V of this proposal.

São Paulo, March 24, 2016.

The Management

Gafisa S.A.

APPENDIX I

(As per Appendix 24, item 10 of CVM Instruction no. 480 of December 17, 2009)

10.     MANAGEMENT COMMENTS

10.1.

a) general financial condition and assets

The management believes that Company is one of the leading players in the real estate development market, operating nationally with a focus on high-quality residential undertakings targeting all income brackets.

The Company’s revenue is largely derived from the development and sale of real estate projects. The Company recognizes the revenue from these real estate projects during the construction period, based on a financial calculation related to the value of the project on completion, and not when the sales contracts are signed. On a smaller scale, the Company also generates revenue from the provision of real estate services, such as construction, technical and real estate management, to third parties. The Company structures some of its projects through its subsidiaries or jointly controlled affiliates, set up as specific purpose enterprises (SPE).

The Company’s current working capital is sufficient for its present requirements and its cash position, including loans to third parties, and enough to meet the financing of all its activities and cover its capital requirement, for at least the next 12 months.

The Management understands that the Company has sufficient financial resources and shareholders’ equity to implement its business plan and comply with its short-to-medium-term obligations.

Gafisa ended 2015 with a positive outlook on the operational and financial results during the period. Launches ended the year at R$682.9 million in 4Q15 and reached R$2.1 billion in 2015. Net sales totaled R$482.6 million in the fourth quarter of 2015 and R$1.9 billion in 2015. In 2015, Gafisa segment’s stable results and the consolidation of new business model and accordingly, higher contribution to results from Construtora Tenda S.A. (“Tenda”), the Company’s wholly-owned subsidiary, enabled a gradual increase of the Company's margins. The adjusted gross margin reached 34.6% in 2015, compared with 33.2% in 2014.

Cash generation in 2015 should also be mentioned. The Company recorded cash generation of R$165.6 million in 2015 in both the Gafisa and Tenda operations, reaching free cash flow of R$24.1 million in the year.

The Company worked throughout 2015 with a balanced capital structure, and ending the year with a net debt/equity ratio of 46.6%. Excluding project financing, the net debt/equity ratio recorded a negative ratio of 12.0%.

In addition, the Company’s third stock repurchase programs initiated in February 2015, restricted to 27 million common shares, ended due to lapse of time, with an effective acquisition of 1 million shares, thus representing a total disbursement of R$ 2.0 million.

Reaffirming its commitment to generating value to shareholder, on March 3, 2016, the Company approved the creation of a fourth stock repurchase program restricted to 8.2 million common shares, which added to 10.6 million shares currently held in treasury correspond to 5% of total common shares issued by the Company. The Program’s objective is the effective use of the Company’s cash equivalents, with medium and long term expected profitability, and an amount of shares to be acquired may be allocated to exercise options and/or shares to be granted within the scope of the Stock Option Plan, as approved at the Company’s Extraordinary General Meeting. The Company also reaffirms its commitment to capital discipline, allowing the execution of such program, as long as the Company’s consolidated Net Debt/Equity ratio do not exceed 60%.

On December 31, 2015, the Company’s cash position was R$712,311 thousand. On the same date, net debt totaled R$1,443,377 thousand and the net debt-to-equity ratio stood at 46.6%.

On December 31, 2014, the Company’s cash position was R$1,157,254 thousand. On the same date, net debt totaled R$1,440,300 thousand  and the net debt-to-equity ratio stood at 47.1%.

On December 31, 2013, the Company’s cash position was R$2,024,163 thousand. On the same date, net debt totaled R$1,159,046 thousand and the net debt-to-equity ratio stood at 36.1%.

In 2015, the Company's adjusted EBITDA margin reached 14.8%, 12.2% in 2014 and 17.4% in 2013. It is worth noting that in spite of a more challenging macroeconomic scenario in 2015, the Company reaped the effects of several corrections and improvements implemented over the past years. The Company achieved the highest efficiency of its operating cycle, with decreased construction period and better financial management of its projects, besides a positive contribution from the consolidation of Tenda’s new business model, thus, allowing higher operating profitability of this segment.

On a consolidated basis, net revenues for 2015, recognized by the "PoC" method, increased 6.7% year-over-year, totaling R$2.3 billion, impacted especially by the expansion of Tenda launches in the new business model. During the year, the Gafisa segment accounted for 63% of net revenues and Tenda segment for the remaining 37%. The gross margin reached 27.3% in 2015, compared with 25.2% in 2014 and 24.9% in 2013, due to the lower impact of legacy projects and the higher volume of revenue from new projects, especially in case of Tenda’s increase in the volume of launches in the new model, allowing a more representative contribution to the consolidated results, as verified in 2015.

The liquidity ratio in 2015 was 2.11, compared to 2.07 in 2014 and 2.12 in 2013.

The process of dividing the business units announced in early 2014 is still in progress. Currently, the brands already operate independently, with their own structures and in conformity with these business models particularities. We are still working with partners and financial agents aiming at reaching conditions considered appropriate for the capital structure corresponding to the business cycles of each business unit.

As announced previously in our Material Fact released to the market on April 29, 2015, these actions are still in progress, but more time consuming than initially estimated. In view of such fact and this definition as a measure required in the division process, it is still not possible to estimate when this potential spin-off will be completed.

The Company will keep its shareholders and the market in general informed as to the evolvement and the development of the issues mentioned above.

Over the last year, Gafisa and Tenda managed to strengthen and improve their operational and financial cycles, ensuring greater stability and preparation, given the challenges of 2016. The Gafisa segment continues with its consistent and balanced operation, improving the level of capital employed, while the Tenda segment is ready to increase the volume of new projects, based on the good results verified in the projects launched in the mew model. The Company continues working guided by capital discipline, towards profitability goals and shareholder value generation, seeking continuous result improvements over the  year to come.

b) capital structure

The table below shows the total amount used by the Company to finance its operations (total capitalization) and the segregation of such amounts between debt capital and equity capital (both in real terms and as a percentage) for each fiscal year, as follows:

	Fiscal Year ended December 31
	2015	2014	2013
	(in thousands of Reais)
Total debt capital	3,663,095	4,147,449	4,968,547
Total equity capital	3,097,236	3,058,403	3,214,483
Total capitalization	6,760,332	7,205,852	8,183,030

Debt capital/total capitalization ratio	54.2%	57.6%	60.7%
Equity capital/total capitalization ratio	45.8%	42.4%	39.3%

On December 31, 2015, the Company’s cash position was R$712,311 thousand. On the same date, net debt totaled R$1,443,377 thousand and the net debt-to-equity ratio stood at 46.6%.

On December 31, 2014, the Company’s cash position was R$1,157,254 thousand. On the same date, net debt totaled R$1,440,300 thousand and the net debt-to-equity ratio stood at 46.7%.

On December 31, 2013, the Company’s cash position was R$2,024,163 thousand. On the same date, net debt totaled R$1,159,046 thousand and the net debt-to-equity ratio stood at 36.1%.

c) capacity for payment in relation to the financial commitments assumed

On December 31, 2015, the Company’s net debt was R$1,443,337 thousand, and the cash position and cash equivalents amounted to R$712,311 thousand, compared to a total debt of R$2,155,688 thousand with a net debt-to- equity ratio of 46.6%.

Additionally, the Company had a total of R$2,595,332 thousand of real estate receivables and R$333,036 thousand gross amount considering impairment, of unsold finished units, representing R$591,797 thousand of VGV, compared to R$570,191 thousand of obligations related to purchase of real estate and R$453,897 thousand of costs to be incurred. When considering the sum of the Total Receivables and Inventory of unsold finished units, this exceeds 2.25 times the sum of Net Debt, Obligations Related to Construction and Costs to be Incurred.

Furthermore, of the Company’s R$2,155,688 thousand of total debt, R$1,161,707 thousand relates to Brazil’s Housing Finance System contracts, which use funds to finance the construction of real estate projects, and counts on fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Therefore, when finalizing the projects, the resources from the settlement of the outstanding balance by clients are obligatorily used to amortize the balance of the Company’s contracts. In the total amount of outstanding balance of the Company, 84.2% are related to the finance of construction of real estate projects.

On December 31, 2014, the Company’s net debt was R$1,440,300 thousand, and cash and cash equivalents amounted to R$1,157,254 thousand, compared to a total debt of R$2,597,554 thousand, with a net debt/ equity ratio of 47.1%.

Additionally, the Company’s real estate receivables amounted to R$2,889,352 thousand, while completed and unsold units amounted to R$260,808 thousand, gross amount considering impairment, representing R$568,506 thousand in PSV, compared to a total of R$570,506 thousand of real estate payables, and R$628,751 thousand of costs incurred. When considering the sum of the total receivables and completed and unsold units, it exceeds 2.62 times the sum of net debt, real estate payables and costs incurred.

Furthermore, of the Company’s total debt, corresponding to R$2,597,554 thousand, R$1,128,514 thousand is related to SFH contracts to finance the construction of real estate projects that have fiduciary assignments or pledges of the real estate receivables for each project, which, in most cases, are due on the delivery of the project. When concluded, the funds from the settlement of the balance due by the clients should be used in the amortization of the balance of the Company's contracts. Of the Company's total indebtedness, 77.8% is related to debt related to projects.

On December 31, 2013, the Company’s net debt was R$1,159,044 thousand, and cash and cash equivalents amounted to R$2,024,163 thousand, compared to a total debt of R$3,183,208 thousand, with a net debt/ equity ratio of 36.1%.

Additionally, the Company’s real estate receivables amounted to R$4,087,091 thousand, while completed and unsold units amounted to R$292,232 thousand, gross amount considering impairment, representing R$602,456 thousand in PSV, compared to a total of R$440,129 thousand of real estate payables and R$1,181,273 thousand of costs incurred. When considering the sum of the total receivables and completed and unsold units, it exceeds 2.79 times the sum of net debt, real estate payables and costs incurred.

Furthermore, of the Company’s total debt, corresponding to R$3,183,208 thousand, R$1,088,258 thousand is related to SFH contracts to finance the construction of real estate projects that have fiduciary assignments or pledges of the real estate receivables for each project, which, in most cases, are due on the delivery of the project. When concluded, the funds from the settlement of the balance due by the clients should be used in the amortization of the balance of the Company's contracts. Of the Company's total indebtedness, 64.4% is related to debt related to projects.

Considering the Company's indebtedness profile, its most liquid assets against its obligations, reflected or not reflected in the Balance Sheet, the officers believe there is sufficient liquidity to meet the current contractual obligations on this date.

If needed, the Company has capacity to take out additional loans to fund investments and operations.

d) sources of financing for working capital and investments in non-current assets used

As and when allowed, the Company takes out debt for all projects it develops with Brazil’s Housing Finance System (SFH/SFI), which offers lower interest rates than traditional working capital facilities, with actual guarantee and amortization connected with the settlement by clients through the transfer of clients’ receivables to banks. Using this credit facility, the Company intends to cover the cash exposure for each project, which is not covered by monthly payments received. In 2015, the Company did not perform SFI financing operations, but 67 SFH financing operations were contracted, totaling R$805,742 thousand. In 2014, the Company contracted 34 SFH financing operations, totaling R$566,444 thousand, and signed one SFI contract in the amount of R$194,000 thousand. In 2013, the Company contracted 7 SFH financing operations, totaling R$372,635 thousand, and signed one SFI contract in the amount of R$300,000 thousand.

The increase in SFH/SFI financing operations reflects the Company’s pursuit of a capital structure in line with its operating cycle, prioritizing fundraising through debt instruments aligned to its projects’ flow of receivables. Therefore, over the past three years, the Company has given priority to financing sources directly linked to the projects portfolio. As a result, 84.2% of the Company's total debt in 2015 was related to financing operations linked to the financing of real estate projects – a progress if compared to 77.8% recorded in 2014 and 64.4% in 2013.

Additionally, the Company used credit assignment and securitization instruments when it perceived a market demand for real estate receivables, and privileged definitive assignment structures with no right to withdraw. The transactions are subject to resolutive conditions, the main of which being the complete formalization of the guarantee to the assignee by the assignor, and the current amount of these transactions is recorded in the Company’s liabilities up to the resolution of the guarantee. In 2015, the Company held a securitization operation in the nominal amount of R$32,192 thousand. In 2014, the Company also held a securitization operation in the nominal amount of R$15,200 thousand, and in 2013, the Company conducted two securitization operations, with a total nominal amount of R$42,373 thousand.

Additionally, the Company used the proceeds from the issue of bank bills of credit (CCB), debentures and Promissory Notes in the capital market to complete its funding strategy. The Company did not hold issuances in 2015 and 2013. However, in 2014, the Company raised R$185,000 thousand with two private issuances of debentures, both secured with collateral.

e) sources of financing for working capital needs and investments in non-current assets intended to be used to cover liquidity shortfalls

The Company currently has a liquidity level and cash generation prospects that allows for it to not use additional funding for its operations. But this does not eliminate the possibility to structure or take out new working capital facilities according to the instruments available and market conditions at the time of contracting, as indicated in items 10.1.c and 10.1.d.

f) levels of indebtedness and debt characteristics

i)                    significant loan and financing agreements

The Company's officers show in the table below the Company’s total amount of debt of any consolidated nature, which is equal to the sum of total Current Liabilities and total Non-current Liabilities on December 31, 2015, 2014 and 2013:

	Fiscal Year ended December 31
	2015	2014	2013
	(in thousands of Reais)
Total current liabilities	2,048,969	2,270,869	2,683,023
Total non-current liabilities	1,614,127	1,876,581	2,285,524
Total amount of debt of any nature	3,663,096	4,147,451	4,968,547

Below, the Company’s officers show some key features of consolidated financings and loans of the Company, grouped by type, on December 31, 2015, 2014 and 2013:

			Fiscal Year ended December 31
	Average Cost	Maturity	2015	2014	2013
			(in thousands of Reais)
Project Financing (SFH/SFI)	TR + 8.30% - 11.00% / 117.0% CDI / 12.87%	May 2016 to August 2020	1,161,707	1,128,514	1,088,258
FGTS Debentures	9.2% to 10.2% + TR	October 2016 to December 2017	654,445	891,650	961,416
Debentures	1.9% + CDI 7.96% to 8.22 + IPCA	October 2016 to January 2020	203,513	297,449	459,802
Working capital	117.90% of CDI 2.20% + CDI 13.20% fixed	May 2016 to July 2017	131,128	268,911	550,052
Obligations with Investors	-	June 2016 to June 2017	4,895	11,030	123,680
Total Debt			2,155,688	2,597,554	3,183,208

Project Financing (SFH and SFI)

Project financing is represented by loans from national commercial banks to raise the necessary funds to develop the real estate projects of the Company and its subsidiaries and affiliates.  These contracts have an actual guarantee represented by the land’s mortgage and by the fiduciary assignment or pledge of receivables, and the funds are released upon proof of physical and financial development of the construction works; amortization begins after the construction works purpose of the contract are completed. During the amortization of the contract, the proceeds from the settlement of the outstanding balance by clients are used to amortize the debt.

FGTS Debentures

These refer to the Company’s 7th Issue and subsidiary Construtora Tenda S.A.’s 1st Issue. These issues use FGTS resources, and the proceeds are used to fund the construction works of the projects given as guarantee. For further information on these issues, please refer to item 18.5 of the Reference Form.

Debentures

As at December 31, 2015, these refer to the 1st and 2nd Series of the 8th Issue and the 9th Issue and the 10th Issue, and the proceeds are allocated, respectively, to the Company’s working capital and to the development of selected real estate projects. For further information on these issues, please refer to item 18.5 of the Reference Form.

Working Capital

It consists of Bank Bills of Credit (CCB) and other banking instruments that represent debt, and the proceeds are allocated to the Company’s working capital. These instruments may have actual guarantees or sureties, and feature covenants that may result in the early maturity of the obligations if not complied with. As at December 31, 2015, the Company was complying with all its contractual obligations.

Obligations with Investor

These are structured transactions that involved the restructuring of Company subsidiaries to capture the distribution of results from the development of selected real estate projects the investor holds an interest in. These investments feature clauses of return on capital after a certain period and priority in the distribution of results, reason why they are recorded under “Obligations with Investors” in the Company’s financial statements. For further information, please refer to item 6.5 of this Reference Form.

ii)                    other long-term arrangements with financial institutions

There are no other long-term arrangements with financial institutions but those detailed in this item.

iii)                  degree of Company debt subordination

For the fiscal years ended December 31, 2015, 2014 and 2013 the Company's debts can be segregated according to the nature of their guarantees, as follows:

	Fiscal Year Ended December 31
	2015	2014	2013
	(in thousands of Reais)
Total debt with Actual Guarantee	1,416,648	1,391,412	1,487,344
Total debt with Floating Guarantee	654,445	891,650	961,416
Total Unsecured debt	84,595	314,492	734,449
Total Debt	2,155,688	2,597,554	3,183,208

There is no degree of contractual subordination among the unsecured debts. The Company’s debts with actual and floating guarantee have the preferences and prerogatives provided for by the law. Therefore, in the event of collective insolvency proceedings: (i) the debts with actual guarantee have payment priority over the Company's other debts, up to the value of the asset recorded, and (ii) the debts with floating guarantee have priority over unsecured debts.

iv)                restrictions imposed to the issuer, especially with regard to indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issuance of new securities, and sale of controlling interest as well as if issuer has been complying with these restrictions:

The Company is party to agreements that set minimum and maximum limits on specific topics, in addition to restricting the Company regarding the taking of some actions. Noncompliance with the agreed ratios or restrictions may result in the early maturity of the agreements.

The financial instruments’ major restrictions in the fiscal years ended December 31, 2015, 2014 and 2013 are as follows:

•      request of any judicial or extra-judicial recovery plan to any creditor or class of creditors, regardless of a judicial approval having been requested or obtained for said plan; or file a court request for judicial recovery;

•      change in the direct or indirect control of the Issuer, under article 116 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), that result in a downgrade in the Company’s risk rating to a lower level than that at the time of the issue or, in some cases, to a rating lower than A- or equivalent in national scale by the leading rating agencies;

•      payment by the Company of dividends, interest on equity, or any other profit sharing provided for in the Company’s bylaws, whenever it is in arrears regarding the issues in effect at the time the event is declared, except for the payment of the minimum compulsory dividend provided for in article 202 of the Brazilian Corporate Law;

•      declaration of early maturity of any financial obligation and debts of the Company and/or its Relevant Subsidiaries, in the domestic or international market;

•      amendment to or change in the Company’s business purpose so that the Company no longer operates as a real estate developer and construction Company;

•      change in the corporate nature of the Company to limited liability, under articles 220 through 222 of the Brazilian Corporate Law;

•      spin-off, or merger of the Company into another Company, unless such transaction is approved by the holders of debt securities or holders are granted the right to withdraw;

•      reduction in the Company’s capital stock that results in a capital stock lower than ninety-five percent (95%) of the existing capital stock, except (i) in the case the capital reduction is carried out to absorb losses under article 173 of the Brazilian Corporate Law, or (ii) it is previously approved by the holders of debt securities;

•      Disposal, expropriation, seizure, or any other form of disposal of fixed assets by the Company in equivalent amount, as determined in indentures or contracts, and that may affect the Company’s financial capacity.

The restrictions described above may not fully apply to all agreements in effect on this date, and different limits may be determined to each agreement.

The Company has also committed to keeping the following financial indicators within the limits set. The formulas and maximum and minimum limits, as well as their indicators are presented below:

	December 31
	2015	2014	2013
7th issuance
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt minus project debt (3).	-14.12 times	-9.33 times	-6.21 times
Total debt, minus project debt (3), minus cash equivalents (1), should not exceed 75% of shareholders’ equity plus minority shareholders.	-12.2%	-19.3%	-31.6%
Total receivables plus revenues to be recognized plus inventory of finish units must be higher than 1.5 times the net debt +obligations related to construction + costs to be incurred.	2.25 times	2.10 times	2.79 times

8th issuance- 1st and 2nd series
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt.	-7.73 times	-5.32 times	-4.31 times
Total debt, minus project debt, minus cash equivalents (1), should not exceed 75% of shareholders’ equity plus minority shareholders.	-12.2%	-19.3%	-31.6%

9th issuance
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt.	3.71 times	3.86 times	n/a
Net debt should not exceed 100% of shareholders’ equity plus minority shareholders.	46.4%	46.7%	n/a

10th issuance
Total accounts receivable plus inventory must be less than zero or higher than 2.0 times net debt minus project debt (3).	-14.12 times	n/a	n/a
Total debt, minus project debt (3), minus cash equivalents (1), should not exceed 75% of shareholders’ equity plus minority shareholders.	-12.2%	n/a	n/a

1st issuance – Tenda
Total accounts receivable plus inventories must be equal or higher than 2.0 times net debt minus debt with actual guarantee (3) or less than zero, being TR(4) plus TE(5) always higher than zero.	-6.79 times	-2.75 times	-2.49 times
Net debt minus debt with actual guarantee(3) should not exceed 50% of Shareholders' equity.	-21.5%	-46.7%	-57.0%
Total receivables plus revenues to be recognized plus inventory of finish units must be higher than 1.5 times the net debt plus obligations related to construction plus costs to be incurred.	2.47 times	2.89 times	56.85 times
8th issuance – 1st and 2nd series
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt.	-7.73 times	-5.32 times	-4.31 times
Total debt, minus project debt, minus cash equivalents (1), should not exceed 75% of shareholders’ equity plus minority shareholders.	-12.2%	-19.3%	-31.6%

CCBs and Other Instruments
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt.	-7.73 times	-5.32 times	-4.31 times
Total debt, minus project debt, minus cash equivalents (1), should not exceed 75% of shareholders’ equity plus minority shareholders.	-12.2%	-19.3%	-31.6%

(1)        Cash refers to cash and cash equivalents and marketable securities.

(2)        Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the portion not shown on the Balance Sheet.

(3)        Project debt and debt with actual guarantee refers to the Housing Finance System (SFH) debt, defined as the sum of all loans contracts disbursed whose funds are from Housing Finance System (SFH), and also the debt related to the seventh issuance.

(4)        Total accounts receivable.

(5)        Total inventory.

On December 31,2015, the Company was complying with restrictive covenants.

g) limits of contracted financing and percentages already used

In the fiscal years ended December 31, 2013, 2014, and 2015, the proceeds of construction financing contracted from national institutions considered by the Company as prime institutions in the National Financial System are exclusively allocated to the construction works of the relative projects. The funds are released to the Company according to the physical/financial development of the construction works. Besides, the Company also used other sources of funding, such as Debentures and Certificates of Bank Credit and these funds are released to the Company upon execution.

As at December 31, 2015, the Company had contracted a total of R$3,890 million; of that amount, R$3,180 million or 81.7% had already been released. Of the total amount, the total outstanding balance is R$2,156 million, of that R$1,162 million are related to funding from the National Financial System as mentioned above.

h) significant alterations in each item of the financial statements

CONSOLIDATED STATEMENT OF INCOME FOR THE FISCAL YEAR

	2015	2014	2013

Gross operating revenue
Real estate development and sale and exchange	2,475,928	2,256,189	2,618,737
Provision for cancellations	9,363	69,479	81,122
Taxes on Property Sales and Services	(190,972)	(174,670)	(218,648)

Net operating revenue	2,294,319	2,150,998	2,481,211

Operating costs
Real estate development and sale	(1,667,505)	(1,609,246)	(1,863,766)

Gross operating profit	626,814	541,752	617,445

Operating revenue (expense)
Selling expenses	(163,260)	(148,041)	(215,649)
General and administrative expenses	(181,413)	(211,906)	(234,023)
Equity pick-up on investments	41,766	19,263	7,370
Income from investments assessed at fair value	-	-	375,853
Depreciation and amortization	(47,420)	(79,251)	(63,014)
Other income / (expenses), net	(160,201)	(141,349)	(86,111)

Profit/(loss) before financial income and expenses and income tax and trade unions	116,286	(19,532)	401,871

Financial expenses	(162,258)	(165,712)	(243,586)
Financial revenue	124,131	156,794	81,083

Profit (loss) before income tax and trade unions	78,159	(28,450)	239,368

Expense with income tax and social contribution (current)	(24,598)	(33,330)	(23,690)
Income tax and social contribution (deferred)	17,418	18,055	20,878

Total income tax and trade unions	(7,180)	(15,275)	(2,812)

Net profit for Continued Operations	70,979	(43,725)	236,556

Net profit for Discontinued Operations	-	-	631,122

Net income for the year	70,979	(43,725)	867,678

(-) Profit / (loss) attributable:
To minority shareholders	(3,470)	(1,176)	235
To parent Company	74,449	(42,549)	867,443

Operating Results related to the Fiscal Years ended December 31, 2015 compared with 2014

Gross Revenue from Sales and/or Services

Gross revenue from the development and sale of real estate properties and swap agreements totaled R$2.48 billion in the 2015 fiscal year, up R$220 million or 10% year-over-year, when gross revenue came to R$2.26 billion. Such growth is due to increased revenue from projects of Tenda New Model in total revenue volume.

Deductions from Gross Revenue – Taxes on Property Sales and Services

Gross revenue deductions referring to taxes on sales of real estate properties and services were up 10%, from R$175 million in the fiscal year ended December 31, 2014 to R$191 million in 2015, in line with the increase in the Company’s revenue.

Net Revenue from Sales and/or Services

Consolidated net revenue for 2015, as recognized by the “PoC” method came to R$2.29 billion, up 6.7% year-over-year, impacted by lower percentage from legacy projects and higher revenue volume from new projects, especially in case of Tenda segment with growth in the New Model launches level, thus allowing a more significant contribution to consolidated results. During the year, the Gafisa brand accounted for 63% of net revenues and Tenda for the remaining 37%.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.66 billion in 2015, up 3.6% over the R$1.60 billion recorded in 2014, substantially impacted by construction costs and land, due to upswing of Tenda segment launches.

Gross Profit

Gross profit reported in 2015 came to R$626.8 million, compared to R$541.8 million in 2014. The variation is mainly due to the constancy seen in Gafisa segment’s results and projects profitability, higher volume and the consolidation of Tenda new business model, with higher profitability from its operations. Gross margin stood at 27.3%, compared to 25.2% in 2014.

Selling expenses

Selling expenses totaled R$163.3 million in 2015, an increase of 10.3% compared to R$148.0 million in 2014. Selling expenses in 2015 accounted for 7.1% of its net operating revenue, compared to 6,9% in 2014. This variation is due to additional and necessary efforts to increase sales volume, considering current macroeconomic scenario, and higher launches volume from Tenda segment in 2015.

General and Administrative Expenses, and Stock Option Plan Expenses

General and administrative expenses totaled R$181.4 million in 2015 compared to R$211.9 million in 2014, down 14.4%, or R$30.4 million, due to a lower volume of old projects and the adequacy of the Company’s operating expenses structure to current market conditions.

(1) salaries and payroll charges were down by R$5.3 million or 6.6% year-over-year;

(2) provision and profit sharing decreased R$9.5 million or 27.1% year-over-year, totaling R$25.5 million in 2015;

(3) services expenses were down R$6.2 million, or 20.3% year-over-year.

Depreciation and Amortization

Depreciation and amortization totaled R$47.4 million in 2015, down 40.2% over R$79.3 million recorded in 2014, reflecting current Gafisa segment’s business volume, with a volume of launches close to R$1.0 billion over the past three years.

Other Operating Expenses

In 2015, our results reflected a negative impact of R$160.2 million, compared to R$141.3 million in 2014, mainly due to increase in expenses with litigation, a consequence of the large volume of deliveries related to delivery of old projects in 2012, 2013 and 2014.

Financial revenue

The financial revenue was down R$32.7 million, totaling R$124.1 million in 2015, due to lower balance of cash equivalents in the period.

Financial expenses

Net financial expenses totaled R$162.3 million in 2015, compared to R$165.7 million in 2014, down 2% year-over-year, due to the reduction in gross debt in the period.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Income tax, social contribution and deferred taxes totaled R$7.2 million in 2015, compared to R$15.3 million in 2014.

The variation is mainly due to the recognition of income tax and social contribution credit of approximately R$7.2 million, as a result of an update of the study on the Company's business plan, which shows the total recovery capacity of the tax loss inventory and temporary differences over the upcoming years.

Minority Interests

The increased interest held by non-controlling shareholders (minority shareholders of subsidiaries the Company holds investment), from R$1.2 million to R$3.5 million in 2015, was due to the results variation of the Company’s affiliates.

Net Income (Loss)

Gafisa Group ended 2015 with a net income of R$74.4 million, compared to a net loss of R$42.5 million in 2014, reflecting the improvements implemented over the past years. The Company achieved higher efficiency in its operating cycle, by reducing construction period and a better financial management of its projects. In addition, higher speed in the transfer process and the completion of all Tenda’s old projects contributed to a positive net result.

Operating Results related to the Fiscal years ended December 31, 2015 compared with 2014 – by Operating Segment

	Company (i)	Tenda	Total 2015
Net operating revenue	1,443,357	850,962	2,294,319
Operating cost	(1,061,921)	(605,584)	(1,667,505)
Gross operating profit	381,436	245,378	626,814

	Company (i)	Tenda	Total 2014
Net operating revenue	1,580,860	570,138	2,150,998
Operating cost	(1,164,998)	(444,248)	(1,609,246)
Gross operating profit	415,862	125,890	541,752

(i)                   Includes all subsidiaries, except Construtora Tenda S.A.

Company – Gafisa Segment

Net Revenue from Sales and/or Services

Net revenue from sales and/or services was down 8.7%, from R$1.6 billion in 2014 to R$1.4 billion in 2015, reflecting sales mix in the period, with larger concentration in projects launched as of 2014. In 2015, Gafisa segment accounted for 63% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.1 billion in 2015, down 8.8% from R$1.2 billion recorded in 2014, in line with lower volume of projects under execution.

Gross Profit

Gross profit came to R$381.4 million in 2015, down 8.3% from R$415.9 million recorded in 2014. In 2015, the gross margin generated by project sales went up 26.4% compared to 26.3% year-over-year. Such increase is due to lower volume of projects under execution and sales mix in the period, with largest concentration in projects launched recently, which record better profitability.

Construtora Tenda S.A.

Net Sales and/or Service Revenue

Net sales and/or service revenue totaled R$851.0 million in 2015, climbing 49.3% from R$570.1 million recorded in 2014, impacted by a growth in the volume of new model launches over the past years. In 2015, Construtora Tenda S.A. accounted for 37% of the consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$605.6 million in 2015, up 36.3% from R$444.2 million recorded in 2014, as a result of growth in the volume of projects launched over the past three years.

Gross Profit

Gross profit in 2015 and 2014 totaled R$245.4 million and R$125.9 million, respectively. Margin increased from 22.1% in 2014 to 28.8% in 2015. Construtora Tenda S.A.’s profitability for 2015 was positively marked by a lower impact from old projects on its results and significant contribution of launches in the New Model, which have higher margins than those seen in old projects.

Operating Results related to the Fiscal Years ended December 31, 2014 compared with 2013

Gross Revenue from Sales and/or Services

Gross revenue from the development and sale of real estate properties and swap agreements totaled R$2.26 billion in fiscal year 2014, down R$363 million or 14% year-over-year (R$2.62 billion in 2013), due to the reduced number of launches in the last 2 years.

Deductions from Gross Revenue – Taxes on Property Sales and Services

Gross revenue deductions referring to taxes on sales of real estate properties and services were down 20% from R$219 in the year ended December 31, 2013 to R$175 million in 2014, in line with the decrease in the Company’s revenue.

Net Revenue from Sales and/or Services

Consolidated net revenue for 2014, as recognized by the “PoC” method, decreased 13.3% in the comparison adding R$2.15 billion, impacted by the lack of Gafisa segment launches in the last 2 years. During the year, the Gafisa brand accounted for 73% of net revenues and Tenda for the remaining 27%.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.6 billion in 2014, down 14% over the R$1.9 billion recorded in 2013, impacted by the lower volume of projects under development and greater efficiency in the construction process, due to the reduction of legacy projects and the advent of new technologies and work management.

Gross Profit

Gross revenue reported in 2014 was R$541.8 million, compared to R$617.4 million in 2013. The variation is mainly due to the lower volume of projects launched in the last two years, especially in the Gafisa segment, which will eventually impact the level of revenue and consequently the consolidated gross profit. Gross margin was at 25.2% compared to 24.9% in the previous year.

Selling expenses

Selling expenses totaled R$148.0 million in 2014, a decrease of 31% year-over-year (R$215.6 million in 2013). Selling expenses represented 6.9% of the Company’s net operating revenues for 2014, from 8.7% in 2013. This variation is due to the consolidation of the physical store operation in the Tenda segment and being more assertive in marketing expenses and sales commissions in the Gafisa segment.

General and Administrative Expenses, and Stock Option Plan Expenses

General and administrative expenses totaled R$211.9 million in 2014, as compared to R$234.0 million in 2013, down 9.4% or R$22.1 million year-over-year, due to the Company's increased operating efficiency, allowing a level of costs and expenses in line with its business cycle.

(1) salaries and payroll charges were down by R$13.1 million or 14.1% year-over-year;

(2) provision and equity in net income decreased R$24.6 million, or 41.3% year-over-year, totaling R$35.0 million in 2014.

Depreciation and Amortization

Depreciation and amortization totaled R$79.3 million in 2014, up R$ 17.2 million or 25.8% compared to the R$63.0 million recorded in 2013, due to the full incorporation of a subsidiary in the last quarter of 2014, which generated a non-recurring impact of R$14.5 million related to the amortization of goodwill.

Other Operating Expenses

In 2014, our results reflected a negative impact of R$141.3 million, compared to R$86.1 million in 2013, mainly due to increase in expenses with litigation, a consequence of the large volume of deliveries related to legacy projects over the past two years, and the impact of the partial provisioning of the stock option program of the former subsidiary Alphaville.

Financial revenue

The financial revenue was up R$75.7 million to R$156.8 million at the close of the year as a result of higher average interest rate in the period.

Financial expenses

Net financial expenses totaled R$165.7 million in 2014, compared to R$243.6 million in 2013, down 32% due to the reduction in gross debt in the period.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Income tax, social security and deferred taxes totaled R$15.3 million in 2014.

The variation is mainly due to the recognition of income tax and social contribution credit of approximately R$15 million as a result of a preparatory study on the Company's business plan, which shows the total recovery capacity of the tax loss inventory and temporary differences.

Minority Interests

The increased interest held by non-controlling shareholders (minority shareholders of subsidiaries the Company invests in), from R$0.2 million to R$1.2 million in 2014 was due to the results variation of the Company’s affiliates.

Net Income (Loss)

Gafisa Group closed 2014 with a net loss of R$42.5 million, as opposed to net income of R$867.4 million in 2013, reflecting the result of the sale of the former subsidiary, Alphaville, in late 2013, which impacted the this year’s result.

Operating Results related to the Fiscal Years ended December 31, 2014 compared with 2013 – by Operating Segment

	Company (i)	Tenda	Total 2014
Net operating revenue	1,580,860	570,138	2,150,998
Operating Cost	(1,164,998)	(444,248)	(1,609,246)
Gross operating profit	415,862	125,890	541,752

	Company (i)	Tenda	Total 2013 (ii)
Net operating revenue	1,663,751	817,460	2,481,211
Operating Cost	(1,111,550)	(752,216)	(1,863,766)
Gross operating profit	552,201	65,244	617,445

(i)Includes all subsidiaries except Construtora Tenda S.A.

(ii) At the end of 2013, the Company completed the sale of 70% of its subsidiary Alphaville Urbanismo S.A. From 2014, Alphaville is no longer a subsidiary of Gafisa, becoming consolidated through equity in Gafisa. Therefore, the total sum presents only Gafisa and Tenda.

Company - Gafisa Segment

Gross Revenue from Sales and/or Services

Net revenue from sales and/or services was down 5.0%, from R$1.7 billion in 2013 to R$1.6 billion in 2014, reflecting the lower number of launches. In 2014, the Gafisa segment accounted for 73% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.2 billion in 2014, an increase of 4.8% over the R$1.1 billion recorded in 2013, reflecting the variation in construction costs below inflation.

Gross Result

Gross profit was R$415.9 million for 2014, a decrease of 24.7% over the R$552.2 million recorded in 2013. In 2014, the gross margin generated by project sales was down to 26.3%, versus 33.2% in 2013. This reduction is the result of the lower volume of projects in the last two years and also due to some non-recurring effects in the last quarter of 2014, such as impairment adjustments of land and reevaluation of the calculation methodology for guaranteed provisions.

Construtora Tenda S.A.

Net Sales and/or Service Revenue

Net sales and/or service revenue totaled R$570.1 million in 2014, down 30.3% from R$817.5 million in the previous year, impacted by the lower volume of project delivery related to the legacy projects that were especially concentrated in 2013. In 2014, the Construtora Tenda S.A. accounted for 38% of the consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$444.2 million in 2014, down 40.9% over the R$752.2 million recorded in 2013, an effect of the substantial reduction of the Company's exposure to old projects, decreasing the cost still to be incurred related to them.

Gross Result

Gross income was R$125.9 million for 2014 and R$65.2 million in 2013. The margin increased from 8.0% in 2013 to 22.1% in 2014. Construtora Tenda S.A.’s profitability for 2014 was positively affected by the lower impact from old projects on its result and also the incipient contribution of the launches in the new model, which have higher margins than in old projects.

CONSOLIDATED BALANCE SHEET

	2015	2014	2013

Assets
Current
Cash and cash equivalents
Securities	82,640	109,895	215,194
Accounts receivable from development and services provided	629,671	1,047,359	1,808,969
Properties for sale	1,395,273	1,440,498	1,909,877
Receivable amounts from related party transactions	1,880,377	1,695,817	1,442,019
Non-current assets held for sale	95,118	142,732	82,547
Derivatives	105,857	110,563	114,847
Prepaid expenses and others	-	-	183
Other receivables	7,171	15,442	35,188
Total current assets	120,657	128,905	71,083
Assets	4,316,764	4,691,211	5,679,907

Non-current
Accounts receivable from development and services provided	407,091	384,821	313,791
Property for sale	750,240	816,525	652,395
Receivable amounts from related party transactions	109,193	107,067	136,508
Derivatives	-	-	-
Other accounts receivable and other items	82,880	112,241	137,628
	1,349,404	1,420,654	1,240,322

Investments	967,646	968,393	1,120,076
Property, plant and equipment	49,176	48,691	36,385
Intangible assets	77,342	76,903	106,340
	1,094,164	1,093,987	1,262,801

Total non-current assets	2,443,568	2,514,641	2,503,123

Total assets	6,760,332	7,205,852	8,183,030

	2015	2014	2013

Liabilities

Current
Loans and financing	672,365	550,058	590,386
Debentures	389,621	504,387	563,832
Obligations for property purchases and advances to clients	361,420	490,605	408,374
Material and service providers	57,335	95,131	79,342
Income tax and social contribution	-	-	90,309
Taxes and contributions	102,057	114,424	126,316
Salaries, social contributions charges and interest	60,102	65,039	96,187
Minimum mandatory dividends	17,682	-	150,067
Provision for court claims	100,312	103,034	72,119
Payables to credit assignment	23,482	24,135	82,787
Payables to related party transactions	87,100	156,503	133,678
Derivatives	14,056	3,340	-
Other liabilities	163,437	164,213	289,626
Total current liabilities	2,048,969	2,270,869	2,683,023

Non-current
Loans and financing	620,470	847,367	1,047,924
Debentures	468,337	684,712	857,386
Obligations for property purchases and advances to clients	248,514	101,137	79,975
Deferred income tax and social contribution	16,489	34,740	56,652
Provision for court claims	142,670	136,540	125,809
Payables to credit assignment	35,811	31,994	37,110
Payables to related party transactions	41,002	-	-
Derivatives	7,618	4,833	-
Other liabilities	33,216	35,257	80,668
Total non-current liabilities	1,614,127	1,876,580	2,285,524

Shareholders’ equity
Capital stock	2,740,662	2,740,662	2,740,662
Treasury shares	(25,980)	(79,059)	(73,070)
Capital reserve and stock option grant	76,834	69,897	54,383
Profit reserve (and accumulated losses)	303,975	323,845	468,749
	3,095,491	3,055,345	3,190,724

Attributable to minority shareholders	1,745	3,058	23,759
Total shareholders’ equity	3,097,236	3,058,403	3,214,483

Total liabilities and shareholders’ equity	6,760,332	7,205,852	8,183,030

Balance Sheet relative to the Fiscal Year Ended December 31, 2015 compared to 2014

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2015 totaled R$712.3 million, compared to R$1.2 billion on December 31, 2014, a decrease of R$444.9 million, or 38.4%. This decrease is mainly due to the reduced consolidated indebtedness of the Company. Payments of R$1.4 billion were made in 2015, thus allowing a net amortization of debt in the amount of R$799.1 million.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of the Company’s properties, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31
Real estate development and sale clients	2015	2014	2013

Current	1,395	1,440	1,910
Non-current	407	385	314
	1,802	1,825	2,224
(in R$ million)	On December 31
Receivables for appropriation	2015	2014	2013

	793	1,064	1,863

Total receivables	2,595	2,889	4,087

Current and non-current amounts expire in the following fiscal years:

Maturity

Overdue	492
2016	949
2017	325
2018	81
2019	33
2020 onwards	54
1,934
( - ) Present value adjustment	(31)
( - ) Allowance for doubtful accounts and cancellations	(101)
1,802

On December 31, 2015, the balance of clients by real estate development totaled R$1.80 billion, compared to R$1.83 billion on December 31, 2014. This decrease is the result of launches average volume of approximately R$1 billion seen in the last three years.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Present Value Adjustment.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2015	12/31/2014	12/31/2013

Land bank	1,443,460	1,311,847	1,077,762
( - ) Present value adjustment	(16,771)	(5,503)	(883)
Property under construction	857,619	905,190	630,407
Cost of property in recognition of provision for cancellations	21,764	52,309	107,172
Finished units	333,036	260,808	291,232
( - ) Provision for loss in the realization of properties for sale	(8,491)	(12,309)	(11,276)

	2,630,617	2,512,342	2,094,414

Current	1,880,377	1,695,817	1,442,019
Non-current	750,240	816,525	652,395

On December 31, 2015, the balance of properties for sale, both current and non-current, totaled R$2.6 billion, compared to R$2.5 billion on December 31, 2014. At the end of 2015, 12.7% of total inventory was represented by finished units, while units under construction accounted for 32.6% of total inventory. The Company remains focusing on inventory reduction, chiefly at Gafisa, which accounts for 72% of total inventory.

Other accounts receivable – Current and Non-Current

The balance of other accounts receivable held by the Company on December 31, 2015 stood at R$203.5 million, 15.6% lower than the balance of same period in 2014, as a result of lower volume escrow deposits.

Intangible assets

On December 31, 2015, the balance of intangible assets reached R$77.3 million, compared to R$76.9 million on December 31, 2014, evidencing the alignment between additions and write-offs/amortization of intangible assets in the year.

Deferred income tax and social contribution

On December 31, 2015, the balance of deferred income tax and social contribution came to R$16.5 million, down 52.5% over the R$34.7 million on December 31, 2014. Liabilities are stated net of assets.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2015 came to R$2.2 billion, a decrease of 16.8% over the balance of R$2.6 billion on December 31, 2014, reflecting the Company’s conservative position concerning its capital discipline, and reduced consolidated gross debt.

The table below shows the development of net indebtedness and obligations with investors in the Company:

Total Debt

(in R$ thousand)		Balance in
Transaction Type	Rate	2015	2014	2013
Bank Credit Note – CCB	117.90% of CDI 2.20% + CDI 13.20% fixed	131,128	268,911	550,052
Housing Finance (SFH)	8.30% to 12.80% + TR 117% to 120% of CDI	1,161,707	1,128,514	1,088,258
		1,292,835	1,397,425	1,638,310
Current		672,365	550,058	590,386
Non-current		620,470	847,367	1,047,924

Debentures				Consolidated
Program/Issuances	Principal - R$	Annual Compensation	Due Date	2015	2014	2013

6th issuance	450,000	TR + 9.8205%	December 2017	-	-	151,513
7th issuance	-	CDI + 1.95%	October 2015	452,568	502,033	551,855
8th issuance/1st issuance	5,787	IPCA + 7.96%	October 2016	-	147,640	294,073
8th issuance/2nd issuance	132,026	CDI + 1.90%	July 2018	8,395	15,185	14,216
9th issuance	55,000	IPCA + 8.22	January 2020	130,394	134,624	-
10th issuance	200,000	TR + 9.25%	October 2016	64,724	-
1st issuance (Tenda)	450,000	TR + 9.8205%	December 2017	201,877	389,617	409,561
				857,958	1,189,099	1,421,218

Current				389,621	504,387	563,832
Non-current				468,337	684,712	857,386

Obligations for property purchases and advances to clients – Current and Non-Current

On December 31, 2015, the Company’s obligations for the purchase of property and client advances totaled R$609.9 million, up 3.1% year-over-year. This variation is mainly due to liabilities with development client advances and services.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2015	12/31/2014	12/31/2013
Current	361,420	490,605	408,374
Non-current	248,514	101,137	79,975
Total	609,934	591,742	488,349

Material and service providers

On December 31, 2015, the balance of payables due to material and service providers came to R$57.3 million, down 39.7% over the balance of R$95.1 million on December 31, 2014. The decrease in this obligation is mainly due to a solid volume of deliveries and resulting drop in the volume of projects under execution of Gafisa segment.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2015 totaled R$102.1 million,  down 10.8% over the R$114.4 million recorded on December 31, 2014. This decrease is due to higher current results and their acquittance during 2015, with income tax and social contribution previously withheld.

Income tax and social contribution – current and non-current

The balance of deferred income tax and social security totaled R$16.5 million on December 31,2015, down 52.5% over the R$34.7 million recorded on December 31, 2014, due to higher active temporary differences, mainly over provision for contingencies, impairment and cancellations. Liabilities are stated net of assets.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the evolvement of the Company’s provisions for contingencies.

Consolidated	Civil	Tax	Labor	Total
Balance on December 31, 2013	134,483	173	63,272	197,928
Supplementary provision (Note 23)	65,699	600	46,765	113,064
Payments and reversal of unutilized provision	(42,340)	(359)	(28,719)	(71,418)
Balance on December 31, 2014	157,842	414	81,318	239,574
Supplementary provision (Note 23)	68,976	12,156	37,317	118,449
Payments and reversal of unutilized provision	(77,197)	(12,170)	(25,674)	(115,041)
Balance on December 31, 2015	149,621	400	92,961	242,982

Current	84,576	220	15,516	100,312
Non-current	65,045	180	77,445	142,670

The provision for contingencies related to civil proceedings on December 31, 2015 totaled R$42,296 in which the Company was included as defendant with personal liability for collection of court and out-of-court debts in which the original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involving other entities of same economic group of Cimob. In these lawsuits, the claimant alleges the Company should answer for Cimob’s debts, according to understanding that the requirements for disregard of Cimob corporate entity to affect the Company would exist (corporate sucession, co-mingling of assets and/or the creation of same economic group involving the Company and Cimob Group).

The Company does not agree with the grounds through which it has been included in these lawsuits and is still questioning in court  its personal liability for third party company’s debts, as well as the collection amount submitted by claimants. The Company already obtained favorable and unfavorable court decision related to this issue, reason that it is not possible to estimate a consistent outcome for all lawsuits. The Company also seeks in lawsuit filed against Cimob and its former and current controlling shareholders the recognition that it cannot be held liable for that company’s debts, as well as the refund of amounts already paid by the Company in lawsuits collecting debts only due by Cimob.

Other accounts payable – Current and Non-current

On December 31, 2015, the balance of other accounts payable came to R$196.7 million, down 1.4% over the R$199.5 million on December 31, 2014. This decrease is due lower volume of provisions and fines for construction work delays, long-term suppliers and obligations with investors.

Shareholders’ equity

As at December 31, 2015, the Company’s shareholders’ equity balance came to R$3.10 billion, compared to R$3.06 billion in 2014, a slight variation due to lower volume of treasury shares acquisition.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of business or are of little importance in terms of the consolidated balance sheet.

Balance Sheet relative to the Fiscal Year Ended December 31, 2014 compared to 2013

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2014 totaled R$1.2 billion, compared to R$2.0 billion on December 31, 2013, a decrease of R$866.9 million, or 42.8%. This decrease is due to the partial use of resources from the sale of its stake in Alphaville in late 2013, reduction of the Company's consolidated debt, value distribution to shareholders through dividends, interest on equity and stock repurchase programs during 2014.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of Company property, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31,
Real estate development and sale clients	2014	2013	2012

Current	1,440	1,910	2,189
Non-current	385	314	443
	1,825	2,224	2,632

(in R$ million)	On December 31,
Receivables for appropriation	2014	2013	2012

	1,064	1,863	2,696

Total receivables	2,889	4,087	5,328

(in R$ million)		On December 31,
Receivables maturity as of December 31, 2014	Total	2015	2016	2017	As of 2018
Total	2,889	2,280	297	178	134

On December 31, 2014, the balance of clients by real estate development totaled R$1.8 billion, compared to R$2.2 billion on December 31, 2013. This decrease is mainly the result of the reduction in the volume of launches over the last 2 years, and consequently the volume of sales in the period.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Adjustment to present value.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2014	12/31/2013	12/31/2012

Land bank	1,311,847	1,077,762	899,177
(-) Provision for land bank realization	(12,309)	(11,276)	(7,663)
(-) Adjustment to present value	(5,503)	(883)	(1,976)
Property under construction	905,190	630,407	751,738
Cost of property in recognition of provision for cancelled contracts (Note 5(i))	52,309	107,172	180,399
Finished units	260,808	291,232	344,749

	2,512,342	2,094,414	2,166,424

Current	1,695,817	1,442,019	2,049,084
Non-current	816,525	652,395	798,206

On December 31, 2014, the balance of properties for sale, both current and non-current, totaled R$2.5 billion, compared to R$2.1 billion on December 31, 2013. At the close of 2014, 10.4% of total inventory was represented by finished units, while units under construction and units up to 30% complete represented 36.0% of total units. The Company remains focusing on inventory reduction, chiefly at Gafisa, which accounts for 73% of final inventory.

Other accounts receivable – Current and Non-Current

The balance of other accounts receivable held by the Company on December 31, 2014 stood at R$241.1 million, 15.5% higher than in the same period in 2013 as a result of higher volume of recoverable taxes and escrow deposits.

Intangible assets

On December 31, 2014, the balance of intangible assets reached R$76.9 million, compared to R$106.3 million on December 31, 2013, mainly impacted by the deduction of goodwill related to the acquisition of the final installment of Cipesa Empreendimentos Imobiliários.

Deferred income tax and social contribution

On December 31, 2014, the balance of income tax and social contribution was R$34.7 million, down 38.7% over the R$56.7 million on December 31, 2013. Liabilities are presented net of assets.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2014, was R$2.6 billion, a decrease of 18.4% over the balance of R$3.2 billion on December 31, 2013, reflecting the use of resources from the sale of the Company’s stake in Alphaville, seeking a more appropriate capital structure, and reduced consolidated gross debt.

The table below shows the development of net indebtedness and obligations with investors in the Company:

Total Debt

(in R$ ‘000)		Balance in
Transaction Type	Rate	2014	2013	2012
Bank Credit Note - CCB	117.9% of CDI 2.20% + CDI 13.20% fixed	268,911	550,052	1,118,553
Promissory Notes	125% + CDI	-	-	80,159
Project Finance (SFH)	TR + 8.3% to 11.00% +TR 117% of CDI 12.87% fixed	1,128,514	1,088,258	704,758
Debt assumption from incorporation of subsidiary debt and others	TR + 12%	-	-	1,064
		1,397,425	1,638,310	1,904,534
Current		550,058	590,386	613,973
Non-current		847,367	1,047,924	1,290,561

Debentures

				Consolidated
Program/Issuances	Principal - R$	Annual Compensation	Due Date	2014	2013	2012
						(restated)
3rd program/1st issuance -5th issuance	250,000	120% of CDI	May 2018	-	-	129,569
6th issuance	100,000	CDI + 1.30%	June 2014	-	151,513	137,763
7th issuance	600,000	TR + 10.17%	December 2017	502,033	551,855	601,200
8th issuance/1st issuance	288,427	CDI + 1.95%	October 2015	147,640	294,073	291,956
8th issuance/2nd issuance	11,573	IPCA + 7.96%	October 2016	15,185	14,216	13,411
9th issuance	130,000	TR + 9.21%	July 2018	134,624	-	-
1st issuance (Tenda)	600,000	TR + 9.21%	October2015	389,617	409,561	562,004
				1,189,099	1,421,218	1,735,903

Current				504,387	563,832	346,360
Non-current	-			684,712	857,386	1,389,543

Obligations for property purchases and advances to clients – Current and Non-Current

The Company’s obligations for the purchase of property and client advances totaled R$591.7 million on December 31, 2014, an increase of 21.2% over the same period in 2013. This variation is mainly due to the increase of obligations by physical swap.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2014	12/31/2013	12/31/2012
Current	490,605	408,374	503,889
Non-current	101,137	79,975	70,194
Total	591,742	488,349	574,083

Material and service providers

On December 31, 2014, the balance of payables due to material and service providers was R$95.1 million, up 19.9% over the R$79.3 million on December 31, 2013. The increase in this obligation is due to the higher real estate construction volume of Tenda segment.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2014 was R$114.4 million, which corresponds to a decrease of 9.4% compared with the balance on December 31, 2013 of R$126.3 million. This decrease reflects the reduction in the Company’s operations.

Income tax and social contribution – current and non-current

The balance of deferred income tax and social security totaled R$34.7 million as at December 31, 2014, down 38.7% compared to R$56.7 million in 2013. Liabilities are net of assets.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the improvement of the Company’s provisions for contingencies:

Consolidated	Civil	Tax	Labor	Total Consolidated
Balance on December 31, 2012	138,615	14,670	55,624	208,360
Supplementary provision	48,844	(152)	29,709	78,402
Payments and reversal of unutilized provision	(47,289)	(590)	(29,852)	(77,371)
AUSA – payments and reversal of unutilized provision	551	12,346	692	(11,103)
Balance on December 31, 2013	140,722	1,582	55,624	197,928
Supplementary provision	65,699	600	46,765	113,064
Payments and reversal of unutilized provision	(42,340)	(359)	(28,719)	(71,418)
Balance on December 31, 2014	157,842	414	81,318	239,574

Current	91,665	218	11,151	103,034
Non-Current	66,177	196	70,167	136,540

The provision for contingencies related to civil processes on December 31, 2014, in the amount of R$157.8 million, also include the cases in which Company was named as the successor in existing lawsuits in which the original debtor is a former shareholder of Cimob Companhia Imobiliária, among other group companies. The plaintiff alleges that Company should be held responsible for Cimob’s debts.

The Company is appealing all these decisions, believing that the Company’s inclusion in the lawsuits is legally unreasonable, thus aiming to release its amounts and ensuring recognition that it cannot be held responsible for the debt of a company with which it has no ties. The Company has won similar actions previously, definitively determining that it is not responsible for the debts of Cimob Companhia Imobiliária The final ruling on the Company’s appeal, however, cannot be foreseen at this time.

Other accounts payable – Current and Non-current

On December 31, 2014, the balance of other accounts payable was R$188.4 million, down 23.6% over the R$246.6 million on December 31, 2013. This decrease is due to the lower amount for provisions and fines for construction work delays and long-term suppliers.

Shareholders’ equity

As at December 31, 2014, the Company’s shareholders’ equity balance was R$3.1 billion, compared to R$3.2 billion a year before, a slight variation due to the negative result during the period and the acquisition of treasury shares.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of business or are of little importance in terms of the consolidated balance sheet.

Cash Flow referring to the Fiscal Year Ended December 31, 2015 compared to 2014

Operating activities

In 2015, net cash verified in operations totaled R$91.7 million, compared to R$41.9 million in 2014. This increase reflects better Gafisa and Tend segments’ operating and financial management, with increased volume of sales and revenues deriving from projects with higher gross margins. The R$91.7 million were mainly composed of: (1) decreased expenses which did not affect the working capital totaling R$279.9 million in 2015; (2) an increase in properties for sale of R$130.9 million mainly imputed to landbank and properties under construction; and (3) other less relevant variations in other operating categories.

Investment activities

The net cash verified in investment activities, including the acquisition of assets, equipment and new investments came to R$361.5 million in 2015. The cash applied in 2015 was mainly related to investments in securities, sureties and credits.

Financing activities

The cash burn registered by financing activities in 2015 totaled R$480.5 million, compared to a generation of R$899.1 million in 2014. This cash burn is mainly due to the amortization of loans and financing, net of new releases, totaling R$524.7 million, reiterating the Company’s conservative position in relation to its capital discipline and the stock repurchase amounting to R$24.2 million.

Below is the change in cash during the year:

	4Q14*	1Q15	2Q15	3Q15	4Q15
Cash	1,157,254	1,116,169	876,813	921,828	712,311
Change in Cash(1)		(41,085)	(239,356)	45,015	(209,517)
Total Debt + Obligation with Investors	2,597,554	2,651,383	2,440,095	2,493,639	2,155,688
Change in Total Debt + Obligation with Investors (2)		53,829	(211,288)	53,544	(337,950)
Other Investments	426,509	208,740	208,740	210,761	210,761
Change in other investments (3)		25,162	-	2,021	-
Cash Generation in the Period (1) - (2) + (3)		(69,753)	(28,068)	(6,508)	128,433
Final Cash Accumulated Generation		(69,753)	(97,821)	(104,329)	24,106

Cash Flow referring to the Fiscal Year Ended December 31, 2014 compared to 2013

Operating Activities

In 2014, net cash verified in operations totaled R$41.9 million compared to R$297.7 million in 2013. The R$41.9 million was mainly composed of: (1) decreased expenses (revenues) not affecting working capital, totaling R$305.0 million in 2014; (2) an increase in properties for sale of R$462.4 million imputed to landbank and construction; (3) decreased accounts receivable of R$391.6 million; and (4) other less significant increases/decreases in other operating categories. Decreased cash generated from 2013 to 2014 may be mainly attributed to an increase in properties for sale, due to a higher volume of deliveries, combined with lower sales in last year. In addition, Gafisa had an additional disbursement with taxes on capital capital in the sale of 70% stake in Alphaville.

Investment activities

The net cash verified in investment activities, including the acquisition of assets, equipment and new investments came to R$752.0 million in 2014. The cash variation in 2015 was mainly related to investments in securities, sureties and credits amounting to R$761.6 million and investments in the acquisition of assets and equipment totaling R$88.5 million.

Financing Activities

During 2013 and 2014 the Company applied part of proceeds obtained with Alphaville transaction concluded on December 9, 2013, to reduce its gross debt. The amount amortized in 2014 totaled R$1.6 billion in gross debt, besides R$423 million amortized in December 2013. In addition, R$208.7 million were used to finance stock repurchase programs over the past 24 months. In 2014, the cash burn seen in financing activities totaled R$899.1 million compared to R$568.1 million in 2013. The cash burn in 2014 was mainly due to the amortization of loans and financing, net of new releases, amounting to R$541.7 million, payment of dividends and interest on equity totaling R$150.0 million and stock repurchase in the amount of R$115.3 million.

Below the change in cash during the year:

	4Q13*	1Q14	2Q14	3Q14	4Q14
Cash	2,024,162	1,563,226	1,279,568	1,463,425	1,157,254
Change in Cash (1)	-	(460,937)	(283,658)	183,857	(306,200)
Total Debt + Obligation with Investors	3,183,208	2,967,050	2,687,851	2,848,249	2,597,554
Change in Total Debt + Obligation with Investors (2)	-	(216,158)	(279,199)	160,399	(250,695)
Other investments	64,241	329,524	332,711	332,711	426,509
Change in other investments (3)	-	265,284	3,187	-	93,798
Cash Generation in the Period (1) - (2) + (3)	-	20,505	(1,273)	23,488	38,293
Final Accumulated Cash Generation	-	20,505	19,233	42,721	81,014

10.2.

a) the company’s operating results

Description of any significant revenue items

The Company’s revenues come mainly from the development and sale of real estate properties. To a lesser extent, it also earns revenue from providing real estate services, such as construction, technical and real estate management to third parties.

	2015	2014	2013
Development, sale of real estate properties and construction services	2,475,928	2,256,189	2,618,737
(Recording) reversal of provision for doubtful accounts and termination	9,363	69,479	81,122
Taxes on sales of properties and services	(190,972)	(174,670)	(218,648)
Total net revenue	2,294,319	2,150,998	2,481,211

Factors that materially affected the operating results

Net operating revenues were down 11.5% for the fiscal year ended December 31, 2013 year-over-year, due to the lower number of launches compared to 2012 and 2011, and to the volume of deliveries, which generates a lower recognition of revenue from pre-sales in prior periods.

For the fiscal year ended December 31, 2014, net operating revenue decreased by 13.3% compared to 2012 due to the lower volume of launches in the last two years in the Gafisa segment. During the year, the Gafisa brand accounted for 73% of net revenue and Tenda for the remaining 27%.

In the fiscal year ended December 31, 2015, net operating revenue was up 6.7% year-over-year, due to higher volume of launches in Tenda segment and lower contribution from legacy projects to the Company’s results. During 2015, Gafisa segment accounted for 63% of net revenues and Tenda for the remaining 37%.

b) changes in revenue attributable to variations in prices, exchange rates, inflation, changes in volumes or the introduction of new products and services

The Company recognizes revenue from real estate developments according to their construction, based on a financial calculation of project completion and not at the moment that the sale contract is signed.  The main impacts on revenue variations between the 2015, 2014 and 2013 fiscal years are changes in sales volumes and the Company’s introduction of new products and services, as well as a detailed review of the Company’s operations and strategy in 2011.

The 6.7% increase in net revenues in 2015 compared to 2014, is due to lower representativeness of legacy projects in the Company’s results and the expansion of launches in Tenda’s new business model.

The reduction by 13.3% of net revenues in 2014 compared to 2013 is due to Gafisa segment’s lower volume of launches in the last two years and the consequent lower revenue recognition for the progress of projects for sale from previous periods.

The decrease of 11.5% in revenues in 2013 year-over-year is due to the lower number of launches compared to 2012 and 2011, and to the volume of deliveries, which generates a lower recognition of revenue from pre-sales in prior periods.

R$’000	2015	2014	2013	2015 vs 2014	2014 vs 2013
Contracted Sales	1,930,927	1,207,013	1,451,603	60.0%	-16.8%
Launches	2,085,257	1,636,311	1,424,117	27.4%	14.9%
Net revenue	2,294,319	2,150,998	2,481,211	6.7%	-13.3%

c) impact of inflation, variation in the prices of the company’s main inputs and products, exchange rates and interest rates on the company’s operating and financial results, when relevant

As mentioned in item 5.1 of the Reference Form, the main indexers used in Company’s business plan are the INCC, IGP-M, CDI and TR:

INCC (National Building Cost Index): most of the Company’s costs and its entire revenue portfolio from unfinished projects are adjusted according to this index. Hypothetically, an increase of 1% in the INCC would represent an increase of R$2.558 million in the Company's operating income based on the current level of assets linked to this index.

IGP-M (General Market Price Index) and IPCA (Extended Consumer Price Index): the Company’s entire revenue portfolio from completed projects is adjusted according to these indexes. Hypothetically, an increase of 1% in the IGP-M or IPCA would not represent a significant variation in the Company's operating income based on the current level of assets linked to these indexes.

CDI (Interbank Deposit Certificate): all of the Company’s financial investments and roughly 30% of total indebtedness are pegged to the CDI. Hypothetically, an increase of 1% in the CDI would represent a decrease of R$489,000 in the Company's financial results based on the current level of indebtedness linked to this index.

TR (Reference Rate): approximately 70% of the Company’s total debt is indexed to the TR. Hypothetically, an increase of 1% in the TR would represent a decrease of R$218,000 in the Company's financial results based on the current level of indebtedness linked to this index.

Exchange rates: the Company does not have any debts or amounts receivable denominated in foreign currency, and none of the Company’s significant costs are denominated in foreign currency.

10.3. Significant events and impacts on the company’s financial statements and results:

a) introduction or disposal of operations

The Company operates in practically all income segments of the Brazilian residential real estate market and has an appropriate business platform to execute its future plans.

On February 7, 2014, the Company announced that the Board is studying a potential separation of the Gafisa and Tenda business units into two public and independent companies. The separation would be the next step in a comprehensive plan initiated by management to enhance and reinforce the ability of each business to generate value.

The process of dividing business units is still in progress and currently, the brands already operate independently, with their own structures and in conformity with the particularities of their business models and the Company is working with partners and financial agents aiming at achieving conditions considered appropriate for the capital structure model corresponding the business cycles of each business unit.

According to the Material Fact released to the market on April 29, 2015, these actions are still in progress, but more time consuming than initially foreseen. Due to this fact, and as such definition is a measure required in the spin-off process, it is still not possible to define the period to complete such potential spin-off.

b) establishment, acquisition or disposal of shareholdings

Over the past three years, the main relevant events related to the constitution, acquisition or disposal of equity interest refers to the former subsidiary Alphaville Urbanismo S.A..

In June 2013, the Company entered into the "Stock Purchase and Sale Agreement" with Private Equity AE Investimentos e Participações S.A., a company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisors L.P., for the sale of the majority interest held by the Company in Alphaville Urbanismo S.A, a residential community development company, focusing on the identification, development and sale of high quality residential communities in Brazilian metropolitan areas, with a target audience belonging to high and medium class families.

In July 2013, the third and final step for the acquisition of all the shares of EVP Participações S.A. (formerly Alphaville Urbanismo S.A.) – the main asset of which consisted of shares representing 20% of the stock capital of Alphaville Urbanism SA – by Construtora Tenda S.A., a subsidiary of the Company, was completed. As a result, the partners of EVP Participações S.A., Renato de Albuquerque and Nuno Lúis de Carvalho Lopes Alves, received an amount corresponding to R$366,661,985.11, paid by the Company in local currency. Following the completion of this transaction, the Company holds, directly and indirectly, 100% of the stock capital of Alphaville Urbanismo S.A..

On December 9, 2013, the Company and Construtora Tenda S.A. announced the completion of the sale of Alphaville Urbanismo S.A., through the sale of a 50% interest by the Company and a 20% interest by Construtora Tenda S.A. to Private Equity AE Investimentos e Participações S.A.. With the completion of this transaction, Alphaville Urbanismo S.A.’s capital is now composed as follows: (i) 70% held directly by Private Equity AE Investimentos e Participações S.A.; and (ii) 30% held by the Company – 10% of capital held directly, and the remaining 20% indirectly through Shertis Empreendimentos e Participações S.A.. In October 2014, Shertis Empreendimentos e Participações S.A. was merged into the Company, which became a direct holder of 30% of the stock capital of Alphaville Urbanismo S.A..

c) exceptional events or operations

There were no exceptional events or operations.

10.4.

a) significant changes in accounting practices

New standards, alterations and interpretations of standards already issued but not yet adopted as at December 31, 2015

•       IFRS 9 – Financial Instruments

IFRS 9 includes revised standard on the classification and measurement of financial instruments, a new model of credit expected loss to calculate the impaitment of financial assets and hedge accounting new requirements. This standard maintains current guidance on recognition and derecognition of financial instruments of IAS 39. IFRS 9 is effective for the fiscal years starting or as of January 1, 2018.

•       IFRS 15 – Revenue from contracts with customers

This standards brings new requirements to measure and recognize revenue in both IFRS and U.S. GAAP. IFRS 15 – Revenue from contracts with customers requires from an entity the recognition of revenue amount reflecting the consideration expected to receive in exchange of control of these assets or services. This new standard will replace most of detailed guidance on the revenue recognition currently effective under IFRS and U.S. GAAP when this is adopted. This new standard shall apply as of January 1, 2018. This standard may be adopted retrospectively, using an approach of cumulative effects.

•       IFRS 16 – Leases

This standard replaces the previous standard IAS 17/CPC 06 (R1) – Leases and related interpretations and establishes the recognition, measurement, reporting and disclosure of leases for both parties of an agreement, i.e., customers (lessees) and suppliers (lessors). Lessees are required to recognize a lease liability reflecting lease future payment and the “right of use of an asset” in virtually all lease agreements, except for certain short term leases and lower amount asset agreements. For lessors, the lease recognition and measurement criteria in the financial statements were substantially maintained. This standard shall take effect as of January 1, 2019.

The Company is assessing the effects of IFRS 9, 15 and 16 on its financial statements and has not concluded yet its analyses on the impact of its adoption.

The Brazilian Accounting Pronouncement Committee has not issued yet an accounting pronouncement or alteration in the prevailing pronouncements corresponding to all new IFRS. Therefore, the early adoption of these IFRS is not authorized for entities reporting their financial statements pursuant to the accounting practices adopted in Brazil.

There are no other standards, amendments to standards and interpretations issued but not yet adopted, according to the Management’s opinion, which could have a relevant impact deriving from their application over its financial statements.

Pronouncements (new or revised) and interpretations adopted starting January 1, 2014

The Company adopted all pronouncements (new or revised) and interpretations issued by the CPC, applicable to its operations,  that were in force on December 31, 2014.

The pronouncements (new or revised) and interpretations listed below, which were issued by CPC and deliberated by CVM, have mandatory application for the fiscal years beginning on or after January 1, 2014. They are:

•            OCPC 07 – Disclosure in the Release of Accounting and Financial Reports for General Purposes  – CVM Resolution 727 of November 11, 2014;

The purpose of the resolution is to address the basic requirements of the preparation and disclosure of accounting and financial reporting releases for general purposes. It provides for the disclosure of information in annual and interim accounting and financial statements, in particular those contained in the explanatory notes.

The standard verifies if the information is relevant for external users. They are relevant if they influence the decision making process of investors and creditors. Consequently, the irrelevant information should not to be disclosed.

•            ICPC 09 (R2) – Individual, separate and consolidated financial statements and application of the Equity Method – CVM Resolution 729 of November 27, 2014.

The purpose of the review of ICPC 09 is mainly due to the issuance of the technical pronouncements CPC 18 (R2), CPC 19 (R2) and CPC 36 (R3), in accordance with the alterations made by the International Accounting Standards Board (IASB) in the international accounting standards IAS 28, IFRS 10 and IFRS 11. Other items were also reviewed in order to adjust their text to the current needs and keep them in line with international standards.

•            ICPC 19 – Taxes – CVM Resolution 730 of November 27, 2014;

The Interpretation is correlated with IFRIC Interpretation 21 – Levies, issued by the International Accounting Standards Board (IASB). The document provides for the accounting obligation to pay a tribute, if it is in the scope of IAS 25 and also addresses the accounting requirement to pay tributes at the right time and value.

•            Alteration of CPC 01/IAS 36 – "Reduction in Impairment of Assets" on the disclosure of impairment of non-financial assets. This alteration eliminates certain disclosures of the impairment of Cash Generating Units (CGU) that had been included in IAS 36 with the issuance of IFRS 13.

•            Alteration of CPC 39/IAS 32 – "Financial Instruments: Presentation" on compensation of financial assets and liabilities. This amendment clarifies that the countervailing duty should not be contingent on a future event. It must also be legally applicable to all counterparties in the normal course of business, as well as in case of default, insolvency or bankruptcy. The alteration also considers settlement arrangements.

•            Review of the Technical Pronouncement nº 07 – "Equity Method in Separate Financial Statements", alters the text of CPC 35 – "Separate Financial Statements" to incorporate amends made by the IASB in the IAS 27 – Separate Financial Statements, which will enable the adoption of the equity method in subsidiaries in separate financial statements, aligning Brazilian accounting practices with international accounting standards. For IFRS purposes, the changes to IAS 27 have been early adopted.

There are no other standards and interpretations issued and not yet adopted that, according to the Management, have a significant impact on net income or equity disclosed by the Company.

Standards and new and revised interpretations issued and not yet adopted on December 31, 2014

•            IFRS 9 – "Financial Instruments", addresses the classification, measurement and recognition of financial assets and liabilities.

The normative review on financial instruments consists of three phases:

Phase 1: Classification and measurement of financial assets and liabilities

Regarding the classification and measurement in accordance with IFRS 9, all recognized financial assets that are currently included in the scope of IAS 39, are subsequently measured at amortized cost or at fair value.

Phase 2: Impairment Methodology

The impairment reduction model of IFRS 9 reflects the expected credit losses, instead of incurred credit losses pursuant to IAS 39. According to the impairment reduction approach in IFRS 9, it is no longer necessary that a credit event has occurred before the recognition of credit losses. Instead, an entity always accounts for expected credit losses and the changes in these expected credit losses. The value of expected credit losses should be updated at each financial statement date to reflect changes in credit risk since the initial recognition.

Phase 3: Hedge Accounting

The hedge accounting requirements introduced by IFRS 9 maintain the three types of hedge accounting mechanism in IAS 39. Furthermore, the new standard brought greater flexibility regarding the types of transactions eligible for hedge accounting, specifically the expansion of the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items eligible for hedge accounting. In addition, the effectiveness test was renovated and replaced by the principle of "economic relationship". The retrospective evaluation of the effectiveness of the hedge is no longer needed. Additional disclosure requirements related to risk management activities of an entity were introduced.

The resolution is effective for annual periods beginning on or after January 1, 2018. Its early adoption, although encouraged by the IASB, is not permitted in Brazil by the Brazilian Accounting Standards Committee (CPC – Comitê de Pronunciamento Contábeis).

•            IFRS 15 – Revenue from customer contracts

On May 28, 2014, the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB) issued new requirements for revenue recognition in both the IFRS and the U.S. GAAP, respectively. The IFRS 15 – Customer Contract Revenue requires an entity to recognize the amount of revenue reflecting the consideration, which is expected in exchange for control of those goods or services. The new standard will replace most of the detailed guidance on revenue recognition that currently exists in the IFRS and the U.S. GAAP, when adopted. The application is required for annual periods beginning on or after January 1, 2017. Its earlier adoption is permitted for IFRS purposes and not allowed locally before harmonization and approval by the CPC and CVM.

The Company is evaluating the effects of IFRS 15 and IFRS 9 on its financial statements and has not yet completed its analysis to date, and cannot estimate the impact of the adoption of these standards.

No other IFRS standards or IFRIC interpretations that have been effective could have a significant impact on the Company.

Pronouncements (new or revised) and interpretations adopted from 2013 or applicable from January 1, 2014 and 2015

Pronouncements (new or revised) and interpretations adopted from January 1, 2013

The Company adopted all pronouncements (new or revised) and interpretations issued by the CPC, applicable to its operations that were effective on December 31, 2013.

The Pronouncements (new or revised) and interpretations listed below, issued by the CPC and resolved on by the CVM, have mandatory application for the fiscal years beginning on or after January 1, 2013. They are:

•            CPC 18 (R2) – Investment in Subsidiaries, Affiliates and Joint Ventures – CVM Resolution 696 of December 13, 2012;

•            CPC 19 (R2) – Joint Ventures – CVM Resolution 694 of November 23, 2012;

•            CPC 33 (R1) – Benefits and employees – CVM Resolution 695 of December 13, 2012;

•            CPC 36 (R3) – Consolidated Statements – CVM Resolution 698 of December 20, 2012;

•            CPC 44 – Combined Financial Statements – CVM Resolution 708 of May 2, 2013;

•            CPC 45 – Disclosure of shareholdings in other entities – CVM Resolution 697 of December 13, 2012;

•            CPC 46 – Fair value measurements – CVM Resolution 699 of December 20, 2012; and

•            OCPC 06 – Presentation of Pro Forma Financial Information – CVM Resolution 709 of May 2, 2013.

Of the pronouncements listed above, the only ones that impacted the Company were the CPC 19 (R2), and, consequently, the CPC 18 (R2) and the CPC 36 (R3). Those standards require that the subsidiaries are fully consolidated from the date of control acquisition, and continue to be consolidated until the date that control is ceased, excluding joint ventures with other entities, which should be valued using the equity method in the separate and consolidated financial statements.

There are no other standards and interpretations issued and not yet adopted that, according to management, have a significant impact on net income or equity disclosed by the Company.

Pronouncements (new or revised) and interpretations applicable for fiscal years beginning on or after January 1, 2014 and 2015

•            IFRIC 21 – "Taxes", issued in May 2013. IFRIC 21 clarifies when an entity should recognize an obligation to pay fees in accordance with the law. The requirement should only be recognized when the occurrence of the event that generates the obligation. This interpretation is applicable from January 1, 2014.

•            IFRS 9 – "Financial Instruments", addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces parts of the IAS 39 relating to classification and measurement of financial instruments.

The IFRS 9 requires the classification of financial assets into two categories: measured at fair value and measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the standard maintains most of the requirements established by the IAS 39. The main change is that in cases where the fair value option is adopted for financial liabilities, the change in fair value due to the risk of the entity's own credit is recorded in other comprehensive income and not in other income statement, except when it results in accounting mismatch. The Company is assessing the impact of IFRS 9.

These standards were issued but are not yet effective for 2013. Its early adoption, although encouraged by the IASB, is not permitted in Brazil by the Brazilian Accounting Standards Committee (CPC – Comitê de Pronunciamento Contábeis).

There are no other IFRS standards or IFRIC interpretations, which are not yet effective, which could have a material impact on the Company.

b) Material effects of the changes in accounting practices

In the fiscal year ended December 31, 2015, as shown above, new pronouncements have not been adopted, thus, without relevant impact on the Company’s financial statements.

The Company is assessing the effects of IFRS 9, 15 and 16 on its financial statements and has not concluded yet its analyses on the impact of their adoption.

For the fiscal year ended December 31, 2014, the adoption of the pronouncements did not significantly impact the Company's financial statements.

The Company is evaluating the effects of the IFRS 15 and the IFRS 9 on its financial statements and has not yet completed its analysis to date and cannot estimate the impact of the adoption of this standard.

For the fiscal year ended December 31, 2013, as mentioned on item 10.4.a, of the above listed pronouncements, the only ones that impacted the Company were the CPC 19 (R2) and, consequently, the CPC 18 (R2) and the CPC 36 (R3). Those standards require that the subsidiaries are fully consolidated from the date of control acquisition, and continue to be consolidated until the date that control is ceased, excluding joint ventures with other entities, which should be valued using the equity method in the separate and consolidated financial statements.

The financial statements of subsidiaries and joint ventures are prepared for the same fiscal year that the parent company’s financial statements, using accounting policies in line with those adopted by the Company. For the consolidation, the following criteria were adopted:

(i)         elimination of investments in subsidiaries and equity in their results;

(ii)       elimination of the profits from transactions between consolidated companies, as well as the corresponding balances of assets and liabilities; and

(iii)      the value of the minority interest is calculated and shown separately.

The following joint ventures, which until December 31, 2012 were accounted for in the consolidated statements by the proportional consolidation method, started to be accounted for using the equity method as of January 1, 2013 and the periods corresponding presented in these financial statements.

	% - Interest
Portfolio	2013	2012
Gafisa SPE 48 S.A. (**)	80%	80%
Sítio Jatiuca Emp Im.SPE Ltda.	50%	50%
GAFISA SPE-116 Emp. Imob. Ltda.	50%	50%
Gafisa SPE 47 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 85 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 71 Emp. Imob. Ltda. (**)	80%	80%
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50%	50%
Manhattan Square Emp. Imob. Residencial. 1 SPE Ltda.	50%	50%
Jardins da Barra Des. Imob. S.A.	50%	50%
Gafisa SPE 65 Emp. Imob. Ltda. (**)	80%	80%
Costa Maggiore Emp. Imob. Ltda	50%	50%
Gafisa SPE 73 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 46 Emp. Imob. Ltda.	60%	60%
Dubai Residencial Emp. Imob. Ltda.	50%	50%
Gafisa SPE 113 Emp. Imob. Ltda.	60%	60%
Grand Park-Parque das Arvores Em. Im. Ltda	50%	50%
O Bosque Empr. Imob. Ltda.	60%	60%
Grand Park - Parque das Aguas Emp Im Ltda.	50%	50%
Other (*)	Various	Various

(*) Includes companies with a balance of investments of less than R$ 5,000.

(**) In the adoption of the CPC 18 (R2) – Investments in Associates, Subsidiaries and Joint Ventures, after analysis of corporate and historical decisions acts, the Company identified that does not have control of these companies, after applying the equity method.

There are no other standards and interpretations issued and not yet adopted that, according to Management, have a significant impact on net income or equity disclosed by the Company.

c) reservations and emphasis in the auditor’s report

The independent auditors’ report on the financial statements for the fiscal year ended December 31, 2015, 2014 and 2013 contains no restrictions.

The independent auditors’ report on the financial statements for the fiscal year ended December 31, 2015 emphasized the fact that the separate and consolidated financial statements have been prepared in accordance with the IFRS applicable to real estate development entities, which also considers the Guidance OCPC04 issued by the Brazilian Accounting Standards Committee. This guidance addresses the recognition of revenue from this sector and covers issues related to the meaning and application of the concept of continuous transfer of risks, benefits and sale control of real estate units, as it is further detailed in Note 2.2.2 to the financial statements. The independent auditors’ report is not modified due to this matter.

The independent auditors’ report on the financial statements for the fiscal year ended December 31, 2014 emphasized the fact that the separate and consolidated financial statements have been prepared in accordance with the IFRS applicable to real estate development entities, which also considers the Guidance OCPC04 issued by the Brazilian Accounting Standards Committee. This guidance addresses the recognition of revenue from this sector and covers issues related to the meaning and application of the concept of continuous transfer of risks, benefits and sale control of real estate units, as it is further detailed in Note 2.2.2 to the financial statements. The independent auditors’ report is not modified due to this matter.

The report of the independent auditors on the financial statements for the fiscal year ended on December 31, 2013 emphasized the fact that the separate (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2.1 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04 published by the Accounting Standards Committee which addresses recognition of revenue for this sector. Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). Furthermore, due to the project to publish a revised standard for revenue recognition, IFRIC is discussing this matter, arguing that the concept of revenue recognition is addressed in the standard currently under discussion. Thus, it is expected that the matter be finalized only after publication of the revised standard for revenue recognition.

The emphases presented in the independent auditors' report on the preparation of the financial statements for the fiscal years ended on December 31, 2015, 2014 and 2013 are those applicable to all entities in the real estate segment in the country, according to the OCPC04 Guidance and the application of the ICPC 02 Technical Interpretation of Brazilian Real Estate Development Entities. The Company's management believes that this emphasis paragraph is standardized between audit firms and is aligned with the entities of the real estate industry and regulatory bodies due to the application of the OCPC04 Guidance, in addition to International Financial Reporting Standards (IFRS) and with no additional comments to the emphases in question. The auditors reinforced that their opinion is not modified due to this matter.

The Company's management does not have any comments on the auditors’ reservations, given there was no reservations in the independent auditors’ report on the preparation of the financial statements for the fiscal years ended on December 31, 2015, 2014 and 2013.

10.5. Critical Accounting Policies of the Company:

The separate financial statements, identified as "parent company", were prepared and have been reported in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Standards Committee (CPC) reference by the Brazilian Securities Exchange Commission (CVM) and are disclosed together with the consolidated financial statements.

The consolidated financial statements are prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Standards Committee (CPC), endorsed by the Brazilian Securities Commission (CVM) and according to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The separate financial statements are not considered in compliance with the International Financial Reporting Standards (IFRS) since the statements consider the capitalization of interest on investees’ qualifiable assets in separate financial statements of the parent company. Due to the fact there is no difference between net assets and parent company and consolidated results, the Company decided to report these separate and consolidated information in a single set.

Specifically, the consolidated financial statements are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate entities in Brazil, including Orientation OCPC 04 – Application of Technical Interpretation ICPC 02 to Brazilian real estate entities regarding to the processing of recognition of revenue from this sector and involves matters relating to the application of the concept of continuous transfer of risks, benefits and control in the sale of real estate units.

The financial statements were prepared in the normal course of business. The Management conducts a review of the Company's ability to continue its activities during the preparation of financial statements.

All amounts reported in these financial statements are expressed in thousands of reais, unless otherwise indicated.

Consolidated financial statements

The Company’s consolidated financial statements include the financial statements of Gafisa, its direct and indirect subsidiaries. The Company controls an entity when it is exposed or has rights to variable returns resulting from its involvement with the organization and has the ability to interfere with these returns because of the power it exercises over the entity. The existence and the effects of potential voting rights, that are currently exercisable or convertible, are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date that control is transferred and are no longer consolidated from the date that control ceases.

The accounting practices were equally applied in all subsidiaries included in the consolidated financial statements and their fiscal year is the same as the Company.

Functional and presentation currency

The functional and presentation currency of the Company is the Real.

Presentation of information by segment

The information by operating segment is in line with the internal reporting provided to the main operating decision makers, represented by the Executive Board and Board of Directors, who are responsible for allocation of resources, performance evaluation of the operating segments and strategic decisions.

Judgments, estimates and accounting premises

Estimates and accounting judgments are continually evaluated and are based on historical experience and other factors, including future events expectations that are considered reasonable under the circumstances.

(i)                  Judgments

The preparation of the Company’s separate and consolidated financial requires that the Management make certain judgments and estimates, as well as adopt premises that affect the values presented for revenue, expenses, assets and liabilities, and the amount of contingent liabilities, on the base date of the financial statements.

(ii)                Estimates and premises

Assets and liabilities subject to estimates and premises include the provision for impairment of assets, transactions with stock-based payments, litigation provision, fair value of financial instruments, measurement of budgets for projects, deferred asset taxes, among others.

The main premises related to the sources of uncertainty regarding future estimates and other important doubts about estimates on the date of the balance sheet and that could result in different values to those booked, are discussed below:

a)     Impairment of assets

The impairment loss exists when the carrying amount of an asset exceeds is recoverable value, which is the highest amount between fair value less cost of sale and the value in use.

The fair value calculation less costs of sale is based on information available on transactions of similar sale of assets or market prices less additional costs to discard the asset. The value in use calculation is based on the discounted cash flow model.

The cash flows are derived from the budget for the next five years and do not include reorganization activities that the Company has still not committed to, or significant future investment that would improve the asset base of the cash generating unit subject to the test. The recoverable value is sensitive to the discount value used in the discounted cash flow method, as well as the future expected cash receivables and the growth rate used for extrapolation purposes.

The impairment test of intangible assets with undefined useful life and premium for expectation of future profitability is carried out once a year and/or when the circumstances indicate loss by devaluation of the accounting value. The main assumptions adopted to determine the recoverable value of cash generating units are detailed in Note 11 to the Company’s Financial Statements.

b)     Transactions with stock-based payments

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of the equity instruments on the date they are granted. For stock-based payments settled with cash, the liabilities needs to be remeasured at the end of each reporting period until the settlement date, recognizing in results any variation in fair value, which requires a reassessment of the estimates adopted at the end of each reporting period. The estimated fair value of payments made with shares requires the use of a valuation model more suited to the granting of such equity instruments and that depends on the terms and conditions they are offered under.

This also requires the definition of more adequate data for the valuation model, including the useful life of the option, volatility, dividend yield and corresponding premises. The premises and models used to estimate the fair value of stock-based payments are disclosed in Note 18.3 of the Financial Statements.

c)     Provision for lawsuits

The Company recognizes a provision for ongoing/pending tax, labor and civil cases (Note 16 of the 2015 Financial Statements). The estimate of the probability of loss includes the evaluation of all the evidence available, the legal hierarchy, available jurisprudence, the most recent and pertinent decisions in the courts and their relevance to the ruling in question, as well an opinion from external counsel. The provisions are revised and adjusted to take any changes in circumstances into account, such as the statute of limitations, completion of tax audits or additional exposure identified based on new matters or court rulings.

There are uncertainties concerning interpretation of complex tax regulations and about the value and time of future tax results. The Company and its subsidiaries are subject, in the normal course of business, to investigations, audits, lawsuits and administrative proceedings in civil, tax and labor matters.

d)     Fair value of financial instruments

When the fair value of financial assets and liabilities presented on the balance sheet cannot be obtained from the relevant market, it is determined using technical evaluation methods, including the discounted cash flow method.

The data for these methods is based on those practiced in the market, as and when possible. However, when this is not feasible, discretion is required to establish the fair value. This judgment includes considerations about the data used such as, for example, interest rate, liquidity risk, credit risk and volatility. Changes in the premises concerning these factors may affect the fair value of the financial instruments presented.

e)      Budgeted Project Costs

The total budgeted costs, mainly comprised of the costs incurred and expected to be complete when the construction work is concluded, are regularly revised during the course of the project and any adjustments identified based on that review are reflected in the Company’s results. The effect of these reviews on the estimates affects the result.

f)      Realization of the deferred income tax

The initial and following analyses of the realization of deferred income tax occur when is it probable that the taxable profit of the next years will be available for offsetting the deferred tax asset based on results forecasts prepared and based on internal assumptions and future economic scenarios that enable their total or partial use.

Other provisions recognized in the Company are described in Note 2.2.23 of the Financial Statements.

A summary of the financial information related to Company’s main accounting practices is shown below.

Revenue and expense recognition

(i)             Determination of profit or loss from the development and sale of property

(a)       For payments made for completed units, the result is appropriated when the sale is made, independent of the contractual term for these receivables.

(b)       For sales of incomplete units, the following procedures are observed:

The cost incurred (including the cost of land and other expenses directly related with inventory formation) corresponding to the units sold is fully appropriated in the result. For units not yet sold, the cost incurred is appropriated to inventory.

•            Sales revenues are stated in the result, using the percentage of completion method for each project, and this percentage is calculated based on the cost incurred in relation to the total budgeted cost of the respective project;

•            The amounts of sales revenue recognized which are higher than the values effectively received from clients are booked under “Accounts Receivable from services provided” in current or long-term assets; The amounts received related to the sale of units which are higher than the recognized revenue values are booked under the item: “Obligations for property purchases and client advances”;

•            The interest and monetary restatement over the balance of accounts receivable after the keys are delivered, as well as the adjustment to present value of the balance of accounts receivable are appropriated to the result of contracted sales and property sales as and when incurred, observing the accrual basis of accounting for the fiscal years “pro rata temporis”;

•            The financial charges on accounts payable arising from the acquisition of land and directly related to construction financing are capitalized and registered to inventory of properties for sale and appropriated to the cost incurred with units under construction until completion, observing the same appropriation criteria of the real estate development cost in proportion to units sold under construction;

•            The tax levied and deferred on the difference existing between the real estate revenue and the accumulated revenue subject to taxation are calculated and included in the accounting upon recognition of this revenue difference.

•            Other revenue and expenses, including advertising and publicity, are booked in the result when incurred.

(ii)             Construction services provided

Revenue derived from real estate services provided are recognized as the services are rendered and are linked to the activity of construction management for third parties and technical consulting.

(iii)         Swap operations

A land swap is intended for the receipt of third party land for settlement by delivery of real estate units or the transfer of installments from sales of real estate units. The land acquired by the Company and its subsidiaries is registered based on its fair value, as a component of the inventory, in a contra account to advances from clients. The revenues and costs derived from swap operations are appropriated into the result throughout the construction period, as previously mentioned in item (b).

Accounts receivable from services provided

The present and realized values are disclosed. The classification between current and non-current is made based on the expected maturity of the contract’s installments.

The outstanding installments are adjusted based on the National Building Cost Index (INCC) for the construction phase of the project and by the General Market Price Index (IGP-M) plus interest of 12% per year after the date of delivery of completed units.

The adjustment to present value is calculated from the time of signing the contract and the expected date of delivery of keys to the prospective buyer, using a discount rate represented by the average rate on loans obtained by the Company, net of the inflationary effect.

The reversal of adjustment to present value, considering that an important part of the Company's operating environment is to finance its customers until the delivery of the keys, was held, being offset by real estate development revenues, consistently in line with accrued interest on the accounts receivable portion related to the "post-keys".

Properties for sale

The Company also acquires land for future developments, with payment conditions in local currency or through swap operations. The land acquired through swap operations is stated at fair value of the units to be delivered and the revenue and costs are recognized following the criteria previously described.

The properties are stated at construction cost and reduced by provisions when such value exceeds their net realizable value. In the case of properties under construction, the portion in inventory corresponds to the cost incurred of units not yet sold. The cost incurred comprises construction spending (materials, own labor force or outsourced and others), the costs of legalization of land and development, the cost of land and financial charges applied in the project incurred during the construction phase.

The classification of land between current assets and non-current assets is performed by the Management based on the expected term for the launch of real estate projects. The Management periodically reviews the estimates of launches of real estate projects.

The accounting practices have been applied consistently in all subsidiaries and joint ventures included in the consolidated financial statements and the fiscal year of these companies coincides with that of the Company.

10.6. Significant items not shown in the Company’s financial statements:

a) assets and liabilities held by the company, directly or indirectly, that do not appear on the balance sheet
The Company does not have any material assets or liabilities that are not reflected in this form and in the Company’s financial statements and the notes thereto.
b) other items not shown in the financial statements
The Company does not have any other items that are not shown in its financial statements.

10.7. Regarding each item not shown in the financial statements, as indicated in item 10.6:

a) how such items altered or could alter the revenue, expenses, operating results, net financial expenses or other items in the company’s financial statements
As explained in item 10.6, above, there are no items that are not shown in the financial statements.
b) nature and purpose of the operation
As explained in item 10.6, above, there are no items that are not shown in the financial statements.
c) nature and amount of obligations assumed and rights generated for the company as a result of the operation
As explained in item 10.6, above, there are no items that are not shown in the financial statements.

10.8. Key elements of the company’s business plan:

a) investments (including a quantitative and qualitative description of investments in course and that are foreseen, sources of investment financing and significant divestments that are in course or that are foreseen)

         i.            quantitative and qualitative description of investments that are in course or are foreseen

Net cash for 2015, generated in investing activities, including the acquisition of goods, equipment and new investments amounted to R$361.47 million, mainly due to net investments in securities of R$417.69 million and investments in goods and equipment in the amount of R$54.59 million.

Net cash for 2014, generated in investing activities, including the acquisition of goods, equipment and new investments amounted to R$751.95 million, mainly due to net redemption of securities of R$761.61 million and the R$49.85 million dividend received.

Net cash for 2013, generated in investing activities, including the acquisition of goods, equipment and new investments amounted to R$53.46 million, mainly due to dividend received in the amount of R$342.17 million, investment addition of R$102.64 million, and investments in goods and equipment in the amount of R$80.99 million.

The Company's disbursements in 2015 were mainly related to investments in goods, sales stands, software, and improvements, totaling R$54.59 million versus R$88.53 million and a net investment in securities of R$361.47 million in 2014, compared to a net investment of R$761.61 million in 2014.

The Company's disbursements in 2014 were mainly related to investments in goods, sales stands, software, and improvements, totaling R$88.53 million versus R$80.99 million in 2013, and a net investment in securities of R$761.61 million in 2014, compared to a net investment of R$992.94 million in 2013.

The Company’s disbursements in 2013 mainly referred to investments in goods, sales stands, software, and improvements, and totaled R$80.99 million versus R$108.73 million in 2012, and a net investment in securities of R$992.94 million in 2013, compared to a net investment of R$27.3 million in 2012.

  sources of investment financing

The Company relies on proceeds from the sale of treasury shares, the abovementioned fundings of corporate debts, debentures issues and lines of credit from the SFH (National Housing Finance System).

  significant divestments that are in course or are foreseen

No significant divestments are in course or foreseen.

b) previously disclosed acquisitions of plant, equipment, patents or other assets that can materially affect the company’s production capacity

There have been no acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity.

c) new products and services

There are no new products or services.

10.9. Other factors materially impacting the company’s operating performance that have not been identified or discussed in other items in this section.

All significant information relevant to this subject has been disclosed in the items above.

APPENDIX II

(as per Appendix 9-1-II of CVM Instruction No. 481 of December 17, 2009)

1. Net income for the year:
R$74,449,586.20
2. Overall amount and value per share of dividends, including prepaid dividends and interest on equity already declared:

Dividends
Overall dividend amount	R$17,681,776.72
Value per share of dividends	R$0.048116112760 [1]

3. Percentage of net income for the year distributed:

Percentage over net income	23.75%

4. Overall amount and value per share of dividends distributed based on the net income for previous years:
There is no proposal for distribution of dividends based on the net income for previous years.
5. Inform, less prepaid dividends and interest on equity already declared:

a) The gross amount of dividend and interest on equity separately, per share of each type and class.

Minimum mandatory dividends: R$17,681,776.72, corresponding to R$0.048116112760 per share, excluding treasury shares, and referred value per share may be adjusted in view of the issue of new shares by the Company or the repurchase of shares by the Company, pursuant to the Repurchase Program in effect, until the date of the Annual General Meeting.

b) Payment conditions and term of dividends and interest on equity. To be subsequently resolved by the Board of Directors.
c) Any restatement and interest rates on dividends and interest on equity. None.

d) Date of declaration of payment of dividends and interest on equity considered to identify shareholders entitled to receive these dividends.

April 25, 2016 for shareholders with shares traded at BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (after trading session close) and April 28, 2016 for shareholders with ADRs traded at NYSE

6. In case of declaration of dividends or interest on equity based on the profit verified in half-yearly balance sheets or for shorter periods:
a) Inform the amount of dividends or interest on equity already declared. None.
b) Inform the date of respective payments. None.
7. Comparative table indicating the following amounts per share of each type and class:
a) Net income for the year and 3 previous years.
Fiscal Year:	Net Income (Loss) for the Year (R$)
2015	R$74,449,586.20
2014	(R$42,547,280.82)
2013	R$867,442,195.74
2012	(R$127,042,177.04)

1 Value per share on the date of Management proposal, excluding the treasury shares, and referred amount may be adjusted in view of the issue of new shares by the Company or repurchase of shares by the Company, pursuant to the Repurchase Program in effect, until the date of the Annual General Meeting.

b) Dividends and interest on equity distributed in 3 previous years.
2015	Total Amount and Value Per Share (R$)
Dividends	R$17,681,776.72, R$0.048116112760 per share[2]
Interest on equity (gross)	–
Interest on equity (net)	–
2014	Total Amount and Value Per Share (R$)
Dividends	–
Interest on equity (gross)	–
Interest on equity (net)	–
2013	Total Amount and Value Per Share (R$)
Dividends	R$32,919,915.4568822, 0.081668296907 per share
Interest on equity (gross)	R$130,192,023.82, R$0.3111221723 per share
Interest on equity (net)	R$117,146,996.95, R$0.279948088 per share
2012	Total Amount and Value Per Share (R$)
Dividends	–
Interest on equity (gross)	–
Interest on equity (net)	–

8. Allocation of profit to the legal reserve:
a) Identify the amount allocated to the legal reserve. R$3,722,479.31

b) Detail the calculation of the legal reserve.

According to Paragraph 2, Article 47 of the Company’s Bylaws, from net income for the year, 5% is allocated to the legal reserve, until it reaches 20% of the paid-up capital or the limit provided for in Paragraph 1, Article 193 of Law No. 6.404/76.

9. Fixed or minimum dividends:
a) Describe the calculation of fixed or minimum dividends. Not applicable, since the Company does not issue preferred shares.
b) Inform if the net income for the year is sufficient to fully pay fixed or minimum dividends. Not applicable, since the Company does not issue preferred shares.
c) Identify if any unpaid amount is cumulative. Not applicable, since the Company does not issue preferred shares.
d) Identify the overall amount of fixed or minimum dividends payable to each class of preferred shares. Not applicable, since the Company does not issue preferred shares.
e) Identify the fixed or minimum dividends payable per preferred share to each class. Not applicable, since the Company does not issue preferred shares.
10. Mandatory Dividend:

a) Describe the calculation under the Company’s Bylaws

Pursuant to Paragraph 2, Article 47 of the Company’s Bylaws, after the allocation of 5% of net income for the year to the legal reserve, until it reaches the 20% limit of paid-up capital stock or that one provided for in Paragraph 1, Article 193 of Law No. 6.404/76, shall be destined, from adjusted balance as provided for in Article 202 of Law No. 6.404/76, 25% to pay mandatory dividend to all Company’s shareholders.

b) Inform if it has been fully paid. Yes
c) Inform the amount eventually withheld. Not applicable, as mandatory dividends will be fully paid.
11. Retention of Mandatory Dividend:
a) Inform the retention amount. Not applicable, as no retention will occur.

b) Describe in detail, the Company’s financial condition, also discussing aspects related to the analysis of liquidity, working capital and positive cash flows.

Not applicable, as no retention will occur.

2 Value per share on the date of Management proposal, excluding the treasury shares, and referred amount may be adjusted in view of the issue of new shares by the Company or repurchase of shares by the Company, pursuant to the Repurchase Program in effect, until the date of the Annual General Meeting.

d) Justify the retention of dividends. Not applicable, as no retention will occur.
12. Allocation of profit to reserve for contingencies:
a) Identify the amount allocated to reserve. Not applicable, as no allocation will be made to reserve for contingencies.
b) Identify the loss considered probable and its cause. Not applicable, as no allocation will be made to reserve for contingencies.
c) Explain the reasons why the loss was considered probable. Not applicable, as no allocation will be made to reserve for contingencies.
d) Justify the recording of reserve. Not applicable, as no allocation will be made to reserve for contingencies.
13. Allocation of profit to unrealized profit reserve
a) Inform the amount allocated to unrealized profit reserve. Not applicable, as no allocation will be made to unrealized profit reserve.
b) Inform the nature of unrealized profit, which originated the reserve. Not applicable, as no allocation will be made to unrealized profit reserve.
14. Allocation of profit to statutory reserve

a) Describe the statutory clauses recording the reserve.

The Company’s Bylaws set forth that from net income for the year, an amount not exceeding 71.25% of net income may be allocated to the Reserve for Investments, aiming at financing the expansion of activities of the Company and subsidiaries, also by means of the subscription of capital increases or the creation of new projects, interest in consortia or other types of partnership concerned with the company purpose. The amount allocated to this statutory reserve cannot exceed 80% of the Company’s capital stock. Once reached this limit of profit, it shall be incumbent upon the General Meeting to resolve on the balance, its distribution to shareholders or the capital increase.

b) Identify the amount allocated to reserve.
Statutory Reserve
Allocation proposal	R$53,045,330.17

c) Describe the calculation of amount.
Statutory Reserve Calculation (R$)
Net income for the year	R$74,449,586.20
Legal reserve	R$3,722,479.31

Sub-total (i)	R$70,727,106.89

Minimum Mandatory Dividends (ii)	R$17,681,776.72
Dividends Payable per Share (Excluding Treasury Shares)	R$0.048116112760 per share

Subtotal (i) – (ii)	R$53,045,330.17

Statutory Reserve (Article 47, Paragraph 2, (c) of the Company’s Bylaws)	R$53,045,330.17

15. Profit retention estimated in the budget:
a) Identify the retention amount. Not applicable, as no profit will be retained estimated in budget.
b) Provide a copy of the capital budget Not applicable, as no profit will be retained estimated in budget.
16. Allocation of profit to reserve for tax incentives:
a) Inform the amount allocated to reserve. Not applicable, as no allocation will be made to reserve for tax incentives.
b) Explain the nature of allocation. Not applicable, as no allocation will be made to reserve for tax incentives.

APPENDIX III

(as per Appendix 24, items 12.5 and 12.10 of CVM Instruction No. 480 of December 17, 2009)

12.5./6.  Composition and Professional Experience of Candidates to the Board of Directors appointed by the Company’s Management:

The Company’s Management proposes the election of the following members of the Board of Directors, whose main information is as follows:

Name	Birth Date	Management Body	Date of election	Term of office	Nº of consecutive terms of office
CPF	Profession	Position held	Date of investiture	Elected by controlling shareholder	Percentage of interest at meetings
Other positions and duties performed at the issuer			Description of another position/title
Odair Garcia Senra	12/05/1946	Only a member of the Board of Directors	Proposal to be elected at the Annual General Meeting of 04/25/16	If elected, until the 2018 Annual General Meeting	3 (if elected, this new term of office will be the 4th consecutive)
380.915.938-72	Civil Engineer	Chairman of the Independent Board of Directors	Not applicable	Candidate appointed by Management	100%
He does not hold other positions or title at the Company
Cláudio José Carvalho de Andrade	10/04/1971	Only a member of the Board of Directors	Proposal to be elected at the Annual General Meeting of 04/25/16	If elected, until the 2018 Annual General Meeting	2 (if elected, this new term of office will be the 3rd consecutive)
595.998.045-20	Business Administrator	Independent Board of Directors (sitting member)	Not applicable	Candidate appointed by shareholders Polo Fundo de Investimento em Ações, enrolled with the national corporate taxpayer register (CNPJ/MF) under No. 07.914.903/0001-27, Polo Norte Master FIM, enrolled with CNPJ/MF under No. 17.373.839/0001-78, Polo Macro Fundo de Investimento Multimercado, enrolled with CNPJ/MF under No. 11.228.500/0001-00 and Polo Ações Fundo de Investimento em Ações, enrolled with CNPJ/MF under No. 13.591.860/0001-99	100%
Chairman of the Compensation Committee and Nomination and Corporate Governance Committee
Francisco Vidal Luna	07/11/1946	Only a member of the Board of Directors	Proposal to be elected at the Annual General Meeting of 04/25/16	If elected, until the 2018 Annual General Meeting	1 (if elected, this new term of office will be the 2nd consecutive)
031.950.828-53	Economist	Independent Board of Directors (sitting member)	Not applicable	Candidate appointed by Management	96.00%
Member of the Audit Committee
Guilherme Affonso Ferreira	05/09/1951	Only a member of the Board of Directors	Proposal to be elected at the Annual General Meeting of 04/25/16	If elected, until the 2018 Annual General Meeting	3 (if elected, this new term of office will be the 4th consecutive)
762.604.298-00	Businessman	Independent Board of Directors (sitting member)	Not applicable	Candidate appointed by shareholder Teorema Fundo de Investimento em Ações, enrolled with CNPJ/MF under No. 08.869.576/0001-00	96.00%
Member of the Compensation Committee and Nomination and Corporate Governance Committee
José Écio Pereira da Costa Junior	09/11/1951	Only a member of the Board of Directors	Proposal to be elected at the Annual General Meeting of 04/25/16	If elected, until the 2018 Annual General Meeting	5 (if elected, this new term of office will be the 6th consecutive)
359.920.858-15	Business Administrator and Accountant	Independent Board of Directors (sitting member)	Not applicable	Candidate appointed by Management	98.00%
Chairman of the Audit Committee

Maurício Marcellini Pereira	06/21/1973	Only a member of the Board of Directors	Proposal to be elected at the Annual General Meeting of 04/25/16	If elected, until the 2018 Annual General Meeting	2 (if elected, this new term of office will be the 3rd consecutive)
838.823.836-15	Business Administrator	Independent Board of Directors (sitting member)	Not applicable	Candidate appointed by shareholder Federal Savings and Loans Bank Employees’ Foundation – FUNCEF, enrolled with CNPJ/MF under No. 00.436.923/0001-90	100%
Member of the Audit Committee
Rodolpho Amboss	05/10/1963	Only a member of the Board of Directors	Proposal to be elected at the Annual General Meeting of 04/25/16	If elected, until the 2018 Annual General Meeting	2 (if elected, this new term of office will be the 3rd consecutive)
742.664.117-15	Civil Engineer	Independent Board of Directors (sitting member)	Not applicable	Candidate appointed by Management	94.00%
Member of the Compensation Committee and Nomination and Corporate Governance Committee

Name	CPF
Professional Experience / Declaration of Any Conviction / Independence Criteria
Odair Garcia Senra	380.915.938-72

Professional Experience: Mr. Senra worked as engineer intern at formerly Gomes de Almeida, Fernandes and held positions at the Company as construction engineer, construction manager, construction officer, chief development officer, Institutional Relations Officer and currently he is the Chairman of the Board of Directors. Currently, he holds the following positions: (i) member of the Board of Directors of Construtora Tenda S.A., a publicly-held corporation operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; (ii) member of the Board of Directors of Alphaville Urbanismo S.A., a company operating in the construction and urban development projects, and the Company holds 30% interest in Alphaville Urbanismo S.A.’s capital; (iii) Officer of SECOVI SP – Union of Purchase, Sale, Lease and Administration Companies of Residential and Business Properties of São Paulo; (iv) Vice-President of SINDUSCON SP – Union of the Civil Constrution Industry of the State of São Paulo; (v) member representing SINDUSCON SP at the Board of Directors of Instituto Mauá de Tecnologia; (vi) member of the Advisory Council of FIABCI/Brasil – International Federation of Real Estate Professions; and (vii) Officer of BRIO Investimentos Imobiliários S.A., asset managent company for real estate investments.

Over the past five years, Mr. Senra also held the positions of (i) Chief Operating Officer of Construtora Tenda S.A.; (ii) member of the Board of Directors of São Carlos Empreendimentos e Participações S.A., an asset management company of business real properties; and (iii) member representing SINDUSCON SP at the Technical Chamber of Urban Legislation of the Municipality of São Paulo (CTLU).

None of the companies mentioned above holds relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of Company’s securities or composes its economic group, except for Construtora Tenda S.A. and Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Odair Garcia Senra, Chairman of the Board of Directors to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: In order to determine the independence of this member of the Board of Directors, the Company adopted as criterion the provisions of BM&FBovespa’s Novo Mercado Rules, and the rules of the New York Stock Exchange, noting that it has securities registered in these two markets. Paragraph 2, Article 18 of the Company’s Bylaws reproduces the provisions of BM&FBovespa’s Novo Mercado Rules, providing for the following: “For the purposes of these Bylaws, the “Independent Board Member” is characterized as: (i) who does not have any link with the Company, except for his interest in the capital stock; (ii) who is not a controlling shareholder, spouse or relative up to the second degree of kinship of a controlling shareholder, or who is not or has not been, during the last three (3) years linked to a company or entity connected with a controlling shareholder (individuals linked to research and/or educational institutions are excluded from such restriction); (iii) who has not been, during the last three (3) years, an employee or executive officer of the Company, any controlling shareholder or corporation controlled by the Company; (iv) who is not a supplier or buyer, direct or indirect, of the Company’s services or products, to such an extent that suggests the loss of independence; (v) who is not an employee or administrator of a company or entity rendering or requesting the Company’s services and/or products in magnitude to suggest the loss of independence; (vi) who is not a spouse or relative up to the second degree of kinship of any Company’s administrator; or (vii) who does not receive any other compensation from the Company other than as board member (cash dividends deriving from interest on equity shall be excluded from such restriction)”.

Cláudio José Carvalho de Andrade	595.998.045-20

Professional Experience: Currently, Mr. Andrade holds the following positions: (i) partner of Polo Capital Gestão de Recursos Ltda., an asset management company; (ii) partner of Polo Capital Securitizadora S.A., financial credit securitization company; (iii) partner of Polo Capital Real Estate Gestão de Recursos Ltda., an asset management company; (iv) partner of Polo Capital Internacional Gestão de Recursos Ltda., an asset management company; (v) partner of Polo Capital Consultoria Ltda., an asset management company; (vi) partner of Santa Elisa Participações Ltda., a company which holds interest in other companies; (vii) partner of Pergale Empreendimentos Imobiliários Ltda., a company which holds interest in other companies; (viii) officer of the following venture capital companies and real estate development companies: Kohav Participações S.A., Yogo Participações e Empreendimentos Imobiliários S.A., SPEPREFIP I Participações e Empreendimentos Imobiliários S.A., SPE Magallon Participações Empreendimentos S.A., Birsa Participações Empreendimentos S.A., SPE Charisteas Participações Empreendimentos S.A., SPE Khedira Participações e Empreendimentos S.A., SPE Riveros Participações Empreendimentos S.A., SPE Vittek Participações Empreendimentos S.A., SPE Gazal Participações e Empreendimentos S.A., SPE DaVeiga Participações e Empreendimentos S.A. e Jandaia Empreendimentos Imobiliários Ltda.; (ix) member of the Board of Directors of Casa e Video Rio de Janeiro S.A., retail chain of electronic appliances; (ix) member of the Board of Directors of Construtora Tenda S.A., a publicly-held corporation operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; and (x) member of the Company’s Board of Directors.

Over the past five years, he also held the positions of (i) deputy member of the Fiscal Council of Banco Panamericano S.A., financial institution; (ii) deputy of the Fiscal Council of Banco Sofisa S.A., financial institution acting in the middle-market; (iii) deputy member of the Fiscal Council of Copel – Companhia Paranaense de Energia, a company operating in the energy sector. In addition, he already held the following managerial positions in publicly-held corporations: member of the Board of Directors of Telefônica Data Holding, a company operating in the telecommunications segment.

None of the companies above composes the Company’s economic group, except for Construtora Tenda S.A., wholly-owned subsidiary and Yogo Participações e Empreendimentos Imobiliários Ltda. which holds 20% interest in Gafisa SPE-113 Empreendimentos Imobiliários Ltda., and the remaining capital stock is held by the Company. Polo Capital Gestão de Recursos Ltda. and Polo Capital Internacional Gestão de Recursos Ltda. jointly hold 18.28% interest in the Company’s capital, as per Notice to the Market of July 7, 2015.

Declaration of Any Conviction: Mr. Cláudio José Carvalho de Andrade, independent member of the Board of Directors to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: In order to determine the independence of this member of the Board of Directors, the Company adopted as criterion the provisions of BM&FBovespa’s Novo Mercado Rules, and the rules of the New York Stock Exchange, noting that it has securities registered in these two markets. Paragraph 2, Article 18 of the Company’s Bylaws reproduces the provisions of BM&FBovespa’s Novo Mercado Rules, providing for the following: “For the purposes of these Bylaws, the “Independent Board Member” is characterized as: (i) who does not have any link with the Company, except for his interest in the capital stock; (ii) who is not a controlling shareholder, spouse or relative up to the second degree of kinship of a controlling shareholder, or who is not or has not been, during the last three (3) years linked to a company or entity connected with a controlling shareholder (individuals linked to research and/or educational institutions are excluded from such restriction); (iii) who has not been, during the last three (3) years, an employee or executive officer of the Company, any controlling shareholder or corporation controlled by the Company; (iv) who is not a supplier or buyer, direct or indirect, of the Company’s services or products, to such an extent that suggests the loss of independence; (v) who is not an employee or administrator of a company or entity rendering or requesting the Company’s services and/or products in magnitude to suggest the loss of independence; (vi) who is not a spouse or relative up to the second degree of kinship of any Company’s administrator; or (vii) who does not receive any other compensation from the Company other than as board member (cash dividends deriving from interest on equity shall be excluded from such restriction)”.

Francisco Vidal Luna	031.950.828-53

Professional Experience: Currently Mr. Luna holds the following positions: (a) member of the Board of Directors and Audit Committee of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo, a water supply and basic sanitation mixed-capital company; (b) member of the Board of Directors and Audit Committee of Desenvolve São Paulo, a banking entity; (c) chairman of the Board of Directors of Soccer Museum; (d) chairman of the Board of Directors of the Portuguese Language Museum; (e) member of the Economics Higher Council of FIESP – Federation of Industries of the State of São Paulo; (f) member of the oversight board of the Medicine Faculty Foundation - FFM; (g) member of the oversight board of FIPE – Foundation Institute of Economic Research; (h) member of the oversight board of Padre Anchieta Foundation – TV Cultura; (i) member of the Economy Council and Political and Social Council of Commercial Association of São Paulo; (j) member of the Company’s Board of Directors; and (k) member of the Board of Directors of Construtora Tenda S.A., a publicly-held corporation operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company.

Over the past five years, he also held the positions of (i) chairman of the Board of Directors of all companies controlled by the municipal government of São Paulo: SP Urbanismo, SP Obras, SP Tur, SP Trans, CET Cia de Engenharia do Trânsito, Prodam – Information Technology and Communication and Metropolitan Housing Company of São Paulo; (ii) member of the Board of Directors of SPDA São Paulo Company of Social and Economic Development; (iii) chairman of the board of directors of SEADE Foundation– Data Analysis State System; (iv) chairman of the Board of Directors of Faria Lima Foundation – CEPAM; (vii) member of the board of executive officers of Banco Tokyo-Mitsubishi UFJ of Brazil, a banking entity and (v) member of the Board of Directors of Africa-Brazil Museum. In addition, he already held the following managerial positions in publicly-held corporations and third sector companies: (i) member of the board of directors of the Brazilian Development Bank – BNDES; (ii) member of the board of directors of Banco Nossa Caixa Desenvolvimento, a banking entity; (iii) member of the board of directors of Cesp – Cia Energética de São Paulo, an energy company; and (iv) chief executive officer, vice chief executive officer, partner and member of the board of directors of Banco InterAmerican Express (formerly Banco SRL).

None of the companies mentioned above hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of Gafisa’s securities or composes its economic group, except for Construtora Tenda S.A.

Declaration of Any Conviction: Mr. Francisco Vidal Luna, independent member of the Board of Directors to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: In order to determine the independence of this member of the Board of Directors, the Company adopted as criterion the provisions of BM&FBovespa’s Novo Mercado Rules, and the rules of the New York Stock Exchange, noting that it has securities registered in these two markets. Paragraph 2, Article 18 of the Company’s Bylaws reproduces the provisions of BM&FBovespa’s Novo Mercado Rules, providing for the following: “For the purposes of these Bylaws, the “Independent Board Member” is characterized as: (i) who does not have any link with the Company, except for his interest in the capital stock; (ii) who is not a controlling shareholder, spouse or relative up to the second degree of kinship of a controlling shareholder, or who is not or has not been, during the last three (3) years linked to a company or entity connected with a controlling shareholder (individuals linked to research and/or educational institutions are excluded from such restriction); (iii) who has not been, during the last three (3) years, an employee or executive officer of the Company, any controlling shareholder or corporation controlled by the Company; (iv) who is not a supplier or buyer, direct or indirect, of the Company’s services or products, to such an extent that suggests the loss of independence; (v) who is not an employee or administrator of a company or entity rendering or requesting the Company’s services and/or products in magnitude to suggest the loss of independence; (vi) who is not a spouse or relative up to the second degree of kinship of any Company’s administrator; or (vii) who does not receive any other compensation from the Company other than as board member (cash dividends deriving from interest on equity shall be excluded from such restriction)”.

Guilherme Affonso Ferreira	380.915.938-72

Professional Experience: Currently, Mr. Ferreira acts as Chief Executive Officer of Bahema Participações S.A., a financial investment company. In addition, the holds the following managerial positions: (i) member of the Board of Directors and Finance and Strategic Committees of Petrobras S.A., an oil company; (ii) member of the Board of Directors and Compensation Committee of Sul América S.A., an insurance company; (iii) member of the Board of Directors of Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A., a company operating in the means of payment, identification systems and telecommunications sectors; (iv) member of the Board of Directors and Audit Committee of Arezzo Indústria e Comércio S.A., a footwear company; (v) member of the Board of Directors da T4F Entretenimento S.A., a live entertainment publicly-held corporation; (vi) member of the Company’s Board of Directors; (vii) member of the Board of Directors of Construtora Tenda S.A., a publicly-held corporation operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; and (viii) member of the Council of Meritorious Entities Institute of Corporate Citizenship, Solidarity Sports and AACD.

Over the past five years, Mr. Ferreira also held the positions of (i) member of the Board of Directors, Human Resources Committee, Sustainability Committee and Corporate Governance Committee of Companhia Brasileira de Distribuição (Pão de Açúcar), a retail company; (ii) member of the Board of Directors of Ideiasnet S.A., a technology, media and telecommunications company; (iii) member of the Board of Directors do Banco Indusval S.A., financial institution focused on corporate credit for medium and large corporates; (iv) member of the Advisory Board of HSBC Fundo Multipatrocinado; (v) member of the Board of Directors of B2W S.A., e-commerce publicly-held corporation; (vi) member of the Board of Directors of Avipal S.A., agribusiness company operating in the dairy, meat and grains segments; (vii) member of the Advisory Board of Eternit S.A., a company operating in the construction materials segment; (viii) member of the Advisory Board of Signatura Lazard and (ix) member of the Board of Directors of Tavex Algodonera S.A. de C.V., a textile company, hearquartered and listed at the Madrid Stock Exchange. In addition, Mr. Ferreira already held the following management positions in publicly-held coporations and third sector companies: (a) from 2006 to 2008 he was a member of the Board of Directors of Unibanco Holdings and Unibanco S.A., financial institutions; (b) from 2004 to 2006 he was a member of the Board of Directors of Santista Têxtil, a textile company; (c) from 1998 to 2005 he was a member of the Board of Directors of Manah S.A., a fertilizer company; (d) from 1996 to 1998 he was a member of the Board of Directors of Coldex Frigo, air conditioning and refrigeration company.

None of the companies mentioned above hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of Gafisa’s securities or composes its economic group, except for Construtora Tenda S.A.

Declaration of Any Conviction: Mr. Guilherme Affonso Ferreira, independent member of the Board of Directors to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: In order to determine the independence of this member of the Board of Directors, the Company adopted as criterion the provisions of BM&FBovespa’s Novo Mercado Rules, and the rules of the New York Stock Exchange, noting that it has securities registered in these two markets. Paragraph 2, Article 18 of the Company’s Bylaws reproduces the provisions of BM&FBovespa’s Novo Mercado Rules, providing for the following: “For the purposes of these Bylaws, the “Independent Board Member” is characterized as: (i) who does not have any link with the Company, except for his interest in the capital stock; (ii) who is not a controlling shareholder, spouse or relative up to the second degree of kinship of a controlling shareholder, or who is not or has not been, during the last three (3) years linked to a company or entity connected with a controlling shareholder (individuals linked to research and/or educational institutions are excluded from such restriction); (iii) who has not been, during the last three (3) years, an employee or executive officer of the Company, any controlling shareholder or corporation controlled by the Company; (iv) who is not a supplier or buyer, direct or indirect, of the Company’s services or products, to such an extent that suggests the loss of independence; (v) who is not an employee or administrator of a company or entity rendering or requesting the Company’s services and/or products in magnitude to suggest the loss of independence; (vi) who is not a spouse or relative up to the second degree of kinship of any Company’s administrator; or (vii) who does not receive any other compensation from the Company other than as board member (cash dividends deriving from interest on equity shall be excluded from such restriction)”.

José Écio Pereira da Costa Junior	359.920.858-15

Professional Experience: Currently, Mr. Costa Junior holds the positions of (i) managing partner of JEPereira Consultoria em Gestão de Negócios S/S Ltda., a business management consulting firm; (ii) member of the Board of Directors and chairman of the Company’s Audit Committee; (iii) deputy member of the Board of Directors and member of the Statutory Audit Committee of Fibria S.A., paper and pulp publicly-held corporation; (iv) coordinator of the Audit Committee of Votorantim Metais S.A., in charge of the metal business of Votorantim Group; (v) deputy member of the Board of Directors and chairman of the Audit Committee of Votorantim Cimentos S.A. a cement company; (vi) coordinator of the Audit Committee of Citrosuco S.A., an orange juice industrial company; (vii) member of the Board of Directors of Princecampos Participações S.A., a company operating in the intermunicipal and interstate public transportation; and (viii) member of the Advisory Board of CVI Refrigerantes S.A., a company operating in the beverage segment by means of production, trade and distribution of products pertaining to The Coca-Cola Company, Heineken and Leão Alimentos e Bebidas brands; and (ix) member of the Board of Directors of Construtora Tenda S.A., a publicly-held corporation operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company.

Over the past 10 years, Mr. Costa Junior also held the positions of (i) audit partner of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., an audit, tax consulting and business consulting firm; and (ii) member of the Board of Directors of BRMALLS S.A., a shopping mall publicly-held corporation.

None of the companies mentioned above holds relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities or composes its economic group, except for Construtora Tenda S.A.

Declaration of Any Conviction: Mr. José Écio Pereira da Costa Junior, independent member of the Board of Directors to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: In order to determine the independence of this member of the Board of Directors, the Company adopted as criterion the provisions of BM&FBovespa’s Novo Mercado Rules, and the rules of the New York Stock Exchange, noting that it has securities registered in these two markets. Paragraph 2, Article 18 of the Company’s Bylaws reproduces the provisions of BM&FBovespa’s Novo Mercado Rules, providing for the following: “For the purposes of these Bylaws, the “Independent Board Member” is characterized as: (i) who does not have any link with the Company, except for his interest in the capital stock; (ii) who is not a controlling shareholder, spouse or relative up to the second degree of kinship of a controlling shareholder, or who is not or has not been, during the last three (3) years linked to a company or entity connected with a controlling shareholder (individuals linked to research and/or educational institutions are excluded from such restriction); (iii) who has not been, during the last three (3) years, an employee or executive officer of the Company, any controlling shareholder or corporation controlled by the Company; (iv) who is not a supplier or buyer, direct or indirect, of the Company’s services or products, to such an extent that suggests the loss of independence; (v) who is not an employee or administrator of a company or entity rendering or requesting the Company’s services and/or products in magnitude to suggest the loss of independence; (vi) who is not a spouse or relative up to the second degree of kinship of any Company’s administrator; or (vii) who does not receive any other compensation from the Company other than as board member (cash dividends deriving from interest on equity shall be excluded from such restriction)”.

Maurício Marcellini Pereira	838.823.836-15

Professional Experience: Currently Mr. Pereira holds the positions of (i) investments officer at FUNCEF, position currently held in the pension fund of the Brazilian Federal Savings Bank employees, he also held the position of Financial Operations Manager; (ii) member of the Company’s Board of Directors; and (iii) member of the Board of Directors of Construtora Tenda S.A., publicly-held corporation operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company.

Over the past five years, he also held the position of new business executive officer of Caixa Participações S.A. – CAIXAPAR, a company operating in the strategic equity interest segment. In addition, Mr. Pereira already held the following managerial positions in publicly-held corporations: (i) member of the Board of Directors of Elo Serviços S.A., debit and credit card management institution; (ii) member of the Board of Directors of Telemar Participações S.A., a telecommunications publicly-held corporation; (iii) deputy and sitting member of the Board of Directors of Brasil Ferrovias S.A. and Ferronorte S.A., both railway companies; and (iv) member of the Fiscal Council of Tim Participações S.A., a telecommunications publicly-held corporation.

None of these companies compose the Company’s economic group, except for Construtora Tenda S.A.. FUNCEF holds 6.30% in the Company’s capital, as per Notice to the Market of March 21, 2013.

Declaration of Any Conviction: Mr. Maurício Marcellini Pereira, independent member of the Board of Directors to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: In order to determine the independence of this member of the Board of Directors, the Company adopted as criterion the provisions of BM&FBovespa’s Novo Mercado Rules, and the rules of the New York Stock Exchange, noting that it has securities registered in these two markets. Paragraph 2, Article 18 of the Company’s Bylaws reproduces the provisions of BM&FBovespa’s Novo Mercado Rules, providing for the following: “For the purposes of these Bylaws, the “Independent Board Member” is characterized as: (i) who does not have any link with the Company, except for his interest in the capital stock; (ii) who is not a controlling shareholder, spouse or relative up to the second degree of kinship of a controlling shareholder, or who is not or has not been, during the last three (3) years linked to a company or entity connected with a controlling shareholder (individuals linked to research and/or educational institutions are excluded from such restriction); (iii) who has not been, during the last three (3) years, an employee or executive officer of the Company, any controlling shareholder or corporation controlled by the Company; (iv) who is not a supplier or buyer, direct or indirect, of the Company’s services or products, to such an extent that suggests the loss of independence; (v) who is not an employee or administrator of a company or entity rendering or requesting the Company’s services and/or products in magnitude to suggest the loss of independence; (vi) who is not a spouse or relative up to the second degree of kinship of any Company’s administrator; or (vii) who does not receive any other compensation from the Company other than as board member (cash dividends deriving from interest on equity shall be excluded from such restriction)”.

Rodolpho Amboss	742.664.117-15

Professional Experience: Currently Mr. Amboss holds the following positions: (i) founder partner and managing officer of Silverpeak Real Estate Partners L.P., an investment fund management company focused on the real estate segment; (ii) member of the Company’s Board of Directors, where he previously worked between 1984 and 1995; (iii) member of the Board of Directors of Construtora Tenda S.A., a publicly-held corporation operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; and (iv) member of the Board of Directors of BR Properties S.A., a company operating in the acquisition, lease, administration and development of offices, industrial warehouses, and large retail stores.

None of the companies mentioned above holds relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities or composes its economic group, except for Construtora Tenda S.A.

Declaration of Any Conviction: Mr. Rodolpho Amboss, independent member of the Board of Directors to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: In order to determine the independence of this member of the Board of Directors, the Company adopted as criterion the provisions of BM&FBovespa’s Novo Mercado Rules, and the rules of the New York Stock Exchange, noting that it has securities registered in these two markets. Paragraph 2, Article 18 of the Company’s Bylaws reproduces the provisions of BM&FBovespa’s Novo Mercado Rules, providing for the following: “For the purposes of these Bylaws, the “Independent Board Member” is characterized as: (i) who does not have any link with the Company, except for his interest in the capital stock; (ii) who is not a controlling shareholder, spouse or relative up to the second degree of kinship of a controlling shareholder, or who is not or has not been, during the last three (3) years linked to a company or entity connected with a controlling shareholder (individuals linked to research and/or educational institutions are excluded from such restriction); (iii) who has not been, during the last three (3) years, an employee or executive officer of the Company, any controlling shareholder or corporation controlled by the Company; (iv) who is not a supplier or buyer, direct or indirect, of the Company’s services or products, to such an extent that suggests the loss of independence; (v) who is not an employee or administrator of a company or entity rendering or requesting the Company’s services and/or products in magnitude to suggest the loss of independence; (vi) who is not a spouse or relative up to the second degree of kinship of any Company’s administrator; or (vii) who does not receive any other compensation from the Company other than as board member (cash dividends deriving from interest on equity shall be excluded from such restriction)”.

Percentage of Attendance at Meetings

Pursuant to provisions of Official Circular Letter/CVM/SEP/nº02/2016, below, total meetings held by the Board of Directors, Fiscal Council and Committees of the Company, as well the percentage of attendance of each member:

Board of Directors	Total meetings held by respective body after investiture	% of member attendance at meetings held after investiture
Odair Garcia Senra	50	100.00%
Cláudio José Carvalho de Andrade	50	100.00%
Francisco Vidal Luna	50	96.00%
Guilherme Affonso Ferreira	50	96.00%
José Écio Pereira da Costa Junior	50	98.00%
Maurício Marcellini Pereira	50	100.00%
Rodolpho Amboss	50	94.00%

12.7./8.  Composition of committees:

Below the positions currently held by candidates to the Board of Directors at the Company’s Statutory Committees. After new election of the Board to take place at the 2016 Annual General Meeting, such composition may be altered:

AUDIT COMMITTEE
Name	Type of Committee	Position held	Profession	Date of election	Term of office	% attendance at meetings
CPF	Description of other committees	Description of other positions held	Birth Date	Date of investiture	Nº of consecutive terms of office
Other positions/titles held at the issuer
Professional Experience / Declaration of Any Conviction / Independence Criteria
José Écio Pereira da Costa Junior	Audit Committee	Chairman of the Committee	Business administrator and accountant	05/19/2014	05/18/2016	100%
359.920.858-15			09/11/1951	05/19/2014	6 (if elected, this new term of office will be the 7th consecutive)
Independent member of the Board of Directors
For a description of his professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
Maurício Marcellini Pereira	Audit Committee	Sitting Member of the Committee	Business Administrator	05/19/2014	05/18/2016	77.78%
838.823.836-15			06/21/1973	05/19/2014	2 (if elected, this new term of office will be the 3rd consecutive)
Independent member of the Board of Directors
For a description of his professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
Francisco Vidal Luna	Audit Committee	Sitting Member of the Committee	Economist	05/19/2014	05/18/2016	100%
107.354.298-04			07/11/1946	05/19/2014	1 (if elected, this new term of office will be the 2nd consecutive)
Independent member of the Board of Directors
For a description of his professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE
Name	Type of Committee	Position held	Profession	Date of election	Term of office	% attendance at meetings
CPF	Description of other committees	Description of other positions held	Birth Date	Date of investiture	Nº of consecutive terms of office
Other positions/titles held at the issuer
Professional Experience / Declaration of Any Conviction / Independence Criteria
Cláudio José Carvalho de Andrade	Other Committees	Chairman of the Committee	Business Administrator	05/19/2014	05/18/2016	100%
595.998.045-20	Nomination and Corporate Governance Committee		10/04/1971	05/19/2014	1 (if elected, this new term of office will be the 2nd consecutive)
Independent member of the Board of Directors and chairman of the Compensation Committee
For a description of his professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
Guilherme Affonso Ferreira	Other Committees	Sitting member of the committee	Businessman	05/19/2014	05/18/2016	100%
762.604.298-00	Nomination and Corporate Governance		05/09/1951	05/19/2014	1 (if elected, this new term of office will be the 2nd consecutive)
Independent member of the Board of Directors and member of the Compensation Committee
For a description of his professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
Rodolpho Amboss	Other Committees	Sitting member of the committee	Civil engineer	05/19/2014	05/18/2016	100%
742.664.117-15	Nomination and Corporate Governance Committee		05/10/1963	05/19/2014	2 (if elected, this new term of office will be the 3rd consecutive)
Independent member of the Board of Directors and member of the Compensation Committee
For a description of his professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
COMPENSATION COMMITTEE
Name	Type of Committee	Position held	Profession	Date of election	Term of office	% attendance at meetings
CPF	Description of other committees	Description of other positions held	Birth Date	Date of investiture	Nº of consecutive terms of office
Other positions/titles held at the issuer
Professional Experience / Declaration of Any Conviction / Independence Criteria
Cláudio José Carvalho de Andrade	Compensation Committee	Chairman of the Committee	Business Administrator	05/19/2014	05/18/2016	100%
595.998.045-20			10/04/1971	05/19/2014	2 (if elected, this new term of office will be the 3rd consecutive)
Independent member of the Board of Directors and Chairman of the Nomination and Corporate Governance Committee
For a description of his professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
Guilherme Affonso Ferreira	Compensation Committee	Sitting member of the committee	Businessman	05/19/2014	05/18/2016	100%
762.604.298-00			05/09/1951	05/19/2014	2 (if elected, this new term of office will be the 3rd consecutive)
Independent member of the Board of Directors and member of the Nomination and Corporate Governance Committee
For a description of his professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above
Rodolpho Amboss	Compensation Committee	Sitting member of the committee	Civil engineer	05/19/2014	05/18/2016	100%
742.664.117-15			05/10/1963	05/19/2014	1 (if elected, this new term of office will be the 2nd consecutive)
Independent member of the Board of Directors and member of the Nomination and Corporate Governance Committee
For a description of his professional experience, declaration of any conviction and independence criteria, see information in item 12.5/6 above

Other Committees (Finance, Investment and Ethics) are composed of members of the Board of Executive Officers and/or Company’s Managers.

Percentage of Attendance at Meetings

Pursuant to provisions of Official Circular Letter/CVM/SEP/nº02/2016, below, total meetings held by the Company’s Statutory Committees, as well as the percentage of attendance of each member:

Audit Committee	Total meetings held by respective body after investiture	% of member attendance at meetings held after investiture
Francisco Vidal Luna	18	100.00%
José Écio Pereira da Costa Junior	18	100.00%
Maurício Marcellini Pereira	18	77.78%
Compensation Committee	Total meetings held by respective body after investiture	% of member attendance at meetings held after investiture
Cláudio José Carvalho de Andrade	9	100.00%
Guilherme Affonso Ferreira	9	100.00%
Rodolpho Amboss	9	100.00%
Nomination and Corporate Governance Committee	Total meetings held by respective body after investiture	% of member attendance at meetings held after investiture
Cláudio José Carvalho de Andrade	9	100.00%
Guilherme Affonso Ferreira	9	100.00%
Rodolpho Amboss	9	100.00%

12.9.       Existence of marital relationship, common-law marriage or kinship up to second degree related to Management of the issuer, subsidiaries and controlling shareholders:

Justification for not completing the chart:

Not applicable since there is no marital relationship, common-law marriage or kinship up second degree between Management of the Company or its direct or indirects subsidiaries.

In addition, the Company’s Code of Ethics does not allow hiring 1st degree employees’ family members (father, mother, siblings, and children), spouse, cousins, uncles and nephews to work for the Company or at its direct or indirect subsidiaries.

The common-law marriage between the Company’s employees or its direct or indirect subsidiaries is also not allowed.

Referring to direct or indirect controlling shareholders, not applicable, since the Company has widely held stock and there are no controlling shareholders.

12.10. Subordination relations, services rendering or control between Management and subsidiaries, controlling shareholders and others:

Justification for not completing the chart:

Not applicable, since there are no subordination relations or controls between Management and subsidiaries, no controlling shareholders, as this is a diffuse capital company.

Referring to services rendering, the Company’s Code of Ethics forbids any services relations between the Company’s suppliers, customers, debtors or creditors with its managers, employees and 1st degree employees’ family members (father, mother, siblings, children), spouse, cousins, uncles and nephews. The Company also forbids engaging companies or consulting firms owned by former employees who left the Company less than one year.

In addition, the Audit Committee is in charge of setting forth the guidelines for the Company to hire employees or former employees of the independent auditor.

12.13. Other relevant information – Meeting and Management:

List of Positions Held by Members of the Company’s Board of Directors

In compliance with provisions of  item 4.5 of BM&FBOVESPA S.A.’s Novo Mercado Rules – Securities, Commodities and Futures Exchange, below a list of the positions currently held by members of the Board of Directors at the Board of Directors, Fiscal Council, committees and executive bodies of other companies or

Members of the Board of Directors	Positions currently held at the Board of Directors, Fiscal Council, committees and executive bodies of other companies or entities	Company name where they hold these positions
Odair Garcia Senra	Member of the Board of Directors	Alphaville Urbanismo S.A.
	Member of the Board of Directors	Construtora Tenda S.A.
	Officer	BRIO Investimentos Imobiliários S.A.
	Officer	SECOVI SP – Union of Purchase, Sale, Lease Companies and Administration of Residential and Commercial Properties of São Paulo
	Vice Chairman	SINDUSCON SP – Union of the Civil Construction Industry of the State of São Paulo
	Member of the Board of Directors	Instituto Mauá de Tecnologia
	Member of the Advisory Board	FIABCI/Brasil – International Federation of Real Estate Professions

Maurício Marcellini Pereira	Member of the Board of Directors	Construtora Tenda S.A.
	Investment Officer	Federal Savings and Loans Bank Employees’ Foundation - FUNCEF

José Écio Pereira da Costa Junior	Member of the Board of Directors	Construtora Tenda S.A.
	Partner Officer	JEPereira Consultoria em Gestão de Negócios S/S Ltda.
	Member of the Statutory Audit Committee	Fibria S.A.
	Deputy member of the Board of Directors	Fibria S.A.
	Member of the Board of Directors	Princecampos Participações S.A.
	Coordinator of the Audit Committee	Citrosuco S.A.
	Coordinator of the Audit Committee	Votorantim Metais S.A.
	Depurty member of the Board of Directors	Votorantim Cimentos S.A.
	Chairman of the Audit Committee	Votorantim Cimentos S.A.
	Member of the Advisory Board	CVI Refrigerantes S.A.

Rodolpho Amboss	Member of the Board of Directors	Construtora Tenda S.A.
	Founder Partner and Managing Officer	Silverpeak Real Estate Partners, LP
	Member of the Board of Directors	BR Properties S.A.

Guilherme Affonso Ferreira	Member of the Board of Directors	Construtora Tenda S.A.
	Chief Executive Officer	Bahema Participações S.A.
	Member of the Board of Directors	Sul América S.A.
	Member of the Compensation Committee	Sul América S.A.
	Member of the Board of Directors	Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A.
	Member of the Board of Directors	Petrobras S.A.

	Member of the Finance Committee	Petrobras S.A.
	Member of the Strategic Committee	Petrobras S.A.
	Member of the Board of Directors	Arezzo Indústria e Comércio S.A.
	Member of the Audit Committee	Arezzo Indústria e Comércio S.A.
	Member of the Board of Directors	Tavex Algodonera S.A.
	Member of the Board of Directors	T4F Entretenimento S.A.
	Member of the Board of Directors	Corporate Citizenship Institution
	Member of the Board of Directors	Solidarity Sports
	Member of the Board of Directors	AACD – Assistance to Disabled Children

Cláudio José Carvalho de Andrade	Member of the Board of Directors	Construtora Tenda S.A.
	Partner	Polo Capital Gestão de Recursos Ltda.
	Partner	Polo Capital Securitizadora S.A.
	Partner	Polo Capital Real Estate Gestão de Recursos Ltda.
	Partner	Polo Capital Internacional Gestão de Recursos Ltda.
	Partner	Polo Capital Consultoria Ltda.
	Partner	Santa Elisa Participações Ltda.
	Partner	Pergale Empreendimentos Imobiliários Ltda.
	Officer	Kohav Participações S.A.
	Officer	Yogo Participações e Empreendimentos Imobiliários S.A.
	Officer	SPEPREFIP I Participações e Empreendimentos Imobiliários S.A.
	Officer	SPE Magallon Participações Empreendimentos S.A.
	Officer	SPE Birsa Participações Empreendimentos S.A.
	Officer	SPE Charisteas Participações Empreendimentos S.A.
	Officer	SPE Khedira Participações Empreendimentos S.A.
	Officer	SPE Riveros Participações Empreendimentos S.A.
	Officer	SPE Vittek Participações Empreendimentos S.A.
	Officer	SPE Gazal Participações Empreendimentos S.A.
	Officer	Jandaia Empreendimentos Imobiliários Ltda.
	Officer	SPE DaVeiga Participações e Empreendimentos S.A.
	Member of the Board of Directors	Casa e Video Rio de Janeiro S.A.

Francisco Vidal Luna	Member of the Board of Directors	Construtora Tenda S.A.
	Member of the Board of Directors	Sabesp – Companhia de Saneamento Básico do Estado de São Paulo
	Member of the Audit Committee	Sabesp – Companhia de Saneamento Básico do Estado de São Paulo
	Member of the Board of Directors	Desenvolve São Paulo
	Member of the Audit Committee	Desenvolve São Paulo
	Chairman of the Board of Directors	Soccer Museum
	Chairman of the Board of Directors	Portuguese Language Museum
	Member of the Economics Higher Council	FIESP – Federation of Industries of the State of São Paulo
	Member of Oversight Board	Medicine Faculty Foundation – FFM
	Member of Oversight Board	FIPE – Foundation Institute of Economic Research
	Member of Oversight Board	Padre Anchieta Foundation – TV Cultura
	Member of Economy Council	Commercial Association of São Paulo
	Member Political and Social Council	Commercial Association of São Paulo

APPENDIX IV

(as per Appendix 24 items 12.6 and 12.9 of CVM Instruction 480, of December 17, 2009)

12.5./6.  Composition and professional experience of candidates to the fiscal council appointed by management:

Management proposes the election of the following members of the Fiscal Council, whose main information is as follows:

Name	Birth date	Management body	Date of election	Term of office	Nº of consecutive terms of office
CPF	Profession	Position held	Date of investiture	Elected by controlling shareholder	% of attendance at meetings
Other positions and titles held at the issuer			Description of another position/title
Olavo Fortes Campos Rodrigues Junior	11/16/1961	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 25, 2016	If elected, until 2017 Annual General Meeting	7 (if elected, this new term of office will be the 8th consecutive)
769.488.977-20	Business administrator	Sitting member of the Fiscal Council elected by minority common shareholders	Not applicable	Candidate appointed by Management	100%
No other positions or titles held at the Company
Peter Edward Cortes Marsden Wilson	02/05/1972	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 25, 2016	If elected, until 2017 Annual General Meeting	2 (if elected, this new term of office will be the 3rd consecutive)
168.126.648-20	Business administrator	Sitting member of the Fiscal Council elected by minority common shareholders	Not applicable	Candidate appointed by Management	100%
No other positions or titles held at the Company
Laiza Fabiola Martins de Santa Rosa	10/14/1980	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 25, 2016	If elected, until 2017 Annual General Meeting	4 (if elected, this new term of office will be the 5th consecutive, 1st as sitting member)
294.953.408-29	Economist	Sitting member of the Fiscal Council elected by minority common shareholders	Not applicable	Candidate appointed by Federal Savings Bank	100%
No other positions or titles held at the Company
Marcello Mascotto Iannalfo	06/24/1968	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 25, 2016	If elected, until 2017 Annual General Meeting	7 (if elected, this new term of office will be the 8th consecutive)
101.947.028-39	Economist	Deputy member of the Fiscal Council elected by minority common shareholders	Not applicable	Candidate appointed by Management	0%
No other positions or titles held at the Company
Marcelo Martins Louro	07/24/1971	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 25, 2016	If elected, until 2017 Annual General Meeting	3 (if elected, this new term of office will be the 4th consecutive)
118.319.918-02	Business administrator	Deputy member of the Fiscal Council elected by minority common shareholders	Not applicable	Candidate appointed by Management	0%
No other positions or titles held at the Company
Alessandro de Oliveira Nascimento	03/27/1984	Fiscal Council	Proposal to be elected at the Annual General Meeting of April 25, 2016	If elected, until 2017 Annual General Meeting	This will be the first term of office of this candidate
335.489.628-07	Brazilian federal savings bank’s employee	Deputy member of the Fiscal Council elected by minority common shareholders	Not applicable	Candidate appointed by Federal Savings Bank	n/a
No other positions or titles held at the Company

Name	CPF
Professional Experience/ Declaration of Any Conviction / Independence Criteria
Olavo Fortes Campos Rodrigues Junior	769.488.977-20

Professional experience: Mr. Rodrigues Junior started his career at Arthur Andersen in the audit and consulting areas. He has professional experience in the management of services, industry and retail companies, and worked at Carrefour, Pepsi-Cola Engarrafadora, Alcoa Brazil and Argentina and Siciliano Group, as Chief Executive Officer. Over the past five years, he held positions of (i) member of the Fiscal Council of Duke Enegy International, Geração Paranapanema S.A., hydroelectric generation and energy trading company; (ii) member of the Board of Directors of Renova Energia S.A., a publicly-held company operating in the production of renewable energy, especially wind energy; (iii) deputy member of the Fiscal Council of São Carlos Empreendimentos e Participações S.A., a commercial property management company; and (iv) member of the Fiscal Council of Alphaville Urbanismo S.A., a company operating in the urban project development, and the Company holds 30% in the capital of Alphaville Urbanismo S.A.. Currently, Mr. Rodrigues Junior holds the following positions: (a) member of the Company’s Fiscal Council; (b) member of the Fiscal Council of Construtora Tenda S.A., a publicly-held company operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; (c) member of the Fiscal Council of Usinas Paulista Lavrinhas and Paulista Queluz de Energia S.A., closely-held corporation, operating in the hydroelectric generation and energy trading – small hydroelectric plants (PCHs); (d) managing partner of OREA Consultoria Empresarial, a business management and corporate governance consulting firm; and (e) president of São Isidoro Foundation, a non-profit organization.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities or compose its economic group, except for Construtora Tenda S.A. and Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Olavo Fortes Campos Rodrigues Junior, sitting member of the Fiscal Council to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Peter Edward Cortes Marsden Wilson	168.126.648-20

Professional Experience: Over the past five years, Mr. Wilson acted as partner in charge of the corporate finance area and restructuring of medium-sized companies of Managrow Consultoria Estratégica em Finanças Ltda. In addition, he held/holds the following managerial positions: (i) current member of the fiscal council of Construtora Tenda S.A., a publicly-held company operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; (ii) current member of the Board of Directors of Banco Mercantil do Brasil S.A., a financial institution; (iii) current member of the fiscal council of B2W S.A., a retail company; (iv) member of the fiscal council of Bradespar S.A., holding of investments in non-financial institutions; (v) member of the fiscal council of Vivo S.A., a telecommunications company; (vi) member of the fiscal council of Banco Pine S.A., a financial institution; (vii) member of the Board of Directors of Confab Industrial S.A., a metal company; (viii) member of the Board of Directors of Minupar Participações S.A., a holding of investments with interest in companies operating in the processing of pork and poultry products; and (ix) member of the Fiscal Council of Trisul S.A., a real estate development company, operating in the same sector of the Company.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group, except for Construtora Tenda S.A.

Declaration of Any Conviction: Mr. Peter Edward Cortes Marsden Wilson, sitting member of the Fiscal Council to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Laiza Fabiola Martins de Santa Rosa	294.953.408-29

Professional Experience: Currently, Mrs. Rosa is fund national executive manager for the real estate segment of the Vice Chief Executive Officer of the Brazilian Federal Savings Bank’s asset management. Mrs. Rosa joined the Federal Savings Bank in 2006, working at the housing and commercial loan departments, and in 2010 started working with the Fedderal Savings Bank’s Vice Chief Executive Officer in the structuring, prospecting, management and administration of Private Equity Funds, Credit Rights Investment Funds and Real Estate Investment Funds, as well as the management of portfolios concerned with investment in sanitation, urban mobility, housing, debt and equity structrured operations. Currently, she is also in charge of the investment and asset management concerned with investments in infrastructure, holding the position of deputy member of the Board of Directors of the following energy and logistics closely-held corporations: CONE S.A. and J.Malucelli Energia S.A..

In addition, (i) Mrs. Rosa was appointed by Caixa Cyrela Private Equity Fund as officer of SPE Baronesa Empreendimentos Imobiliários S.A. and SPE Pedrália Empreendimentos Imobiliários S.A., fund’s investees operating in the real estate market; and (ii) she was nominated by Caixa Imobiliária Private Equity Fund as board member of SPE Odebrecht Realizações SP 54 - Empreendimento Imobiliário S.A., fund’s investee operating in the real estate market.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities or compose its economic group.

Declaration of Any Conviction: Mrs. Laiza Fabiola Martins de Santa Rosa, deputy member of the Fiscal Council to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify her to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Marcello Mascotto Iannalfo	101.947.028-39

Professional Experience: Over the past five years, Mr. Iannalfo held the positions of (i) Latin America chief administrative and financial officer of El Tejar Group, an agribusiness company; (ii) chief financial officer of Trip Linhas Aéreas, an airline company; (iii) chief administrative and financial officer of Termomecânica São Paulo S.A., a company whose main activity is the transformation of non-ferrous metals; (iv) chief administrative and financial officer and member of the Board of Directors of Power Transmission Industries S.A., a manufacturer of speed reducer and couplings; (v) chief financial officer chairman of the board of directors of Areva Transmissão e Distribuição de Energia Ltda. in Chile, Argentina, Colombia and Venezuela, a company whose main activity is the trading of transmission equipment and distribution of electricity; (vi) he holds interest in the capital of Clic Metais e Produtos Ltda., a sanitary metals producer; (vii) deputy member of the Company’s Fiscal Council; (viii) current deputy member of the fiscal council of Construtora Tenda S.A., a publicly-held company operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; and (ix) deputy member of the fiscal council of Alphaville Urbanismo S.A., during the period in which the Board was instated. The Company holds 30% interest in the capital of Alphaville Urbanismo S.A., a company operating in the urban project development.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s securities or compose its economic group, except for Construtora Tenda S.A.and Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Marcello Mascotto Iannalfo, deputy member of the fiscal council to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Marcelo Martins Louro	118.319.918-02

Professional Experience: Mr. Louro started his career at Arthur Andersen in the audit and consulting areas, currently he is a deputy member of the Company’s fiscal council and Construtora Tenda S.A.. Over the past five years, Mr. Louro held the positions of (i) chief financial officer and deputy member of the Fiscal Council of Alphaville Urbanismo S.A., a company operating in the urban project development and 30% interest held therein by the Company; (ii) planning and control officer of Construtora Tenda S.A., a publicly-held company operating in the construction and development of real estate projects and wholly-owned subsidiary of the Company; (iii) chief financial officer of Scalina S.A., a textile company; and (iv) investor relations officer of T4F Entretenimento S.A., an entertainment company. The Company holds 30% interest in the capital of Alphaville Urbanismo S.A., a company operating in the urban project development and is the parent company of Construtora Tenda S.A..

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities or compose its economic group, except for Construtora Tenda S.A.and Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Marcelo Martins Louro, deputy member of the Fiscal Council to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Alessandro de Oliveira Nascimento	335.489.628-07

Professional experience: Currently, Mr. Alessandro de Oliveira Nascimento is executive manager of the Brazilian Federal Savings Bank, a banking company, he has been holding such position for more than five years and is candidate to the position of deputy member at the Company’s Fiscal Council.

The company mentioned above does not hold relevant interest in the Company’s capital nor is controlled by Company’s shareholder holding direct or indirect interest of 5% or more of same class or type of the Company’s securities, and nor composes its economic group.

Declaration of Any Conviction: Mr. Alessandro de Oliveira Nascimento, candidate to the position of deputy member of the Fiscal Council to be elected on April 25, 2016, declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria - The criteria provided for by applicable laws were observed for appointment of this member to the Company’s Fiscal Council, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Percentage of Attendance at Meetings

Pursuant to provisions of Official Circular Letter/CVM/SEP/nº02/2016, below, total meetings held by the Company’s Fiscal Council and Committees, as well as the percentage of attendance of each member.

Fiscal Council	Total of meetings held by respective body after investiture	% of member attendance at meetings held after investiture
Olavo Fortes Campos Rodrigues Junior	4	100%
Peter Edward Cortes Marsden Wilson	4	100%
Laiza Fabiola Martins de Santa Rosa	4	100%
Marcello Mascotto Iannalfo	4	0% - not summoned while deputy member
Marcelo Martins Louro	4	0% - not summoned while deputy member
Alessandro de Oliveira Nascimento	4	Did not attend any meeting, as he is candidate to a first term of office

12.7./8.  Composition of the statutory committees and audit, financial and compensation committees:

Members of the fiscal council are not members of any Company’s committee.

12.9.  Existence of marital relationship, common-law marriage or kinship up to second degree related to the management of the issuer, subsidiaries and controlling shareholders:

Justification for not completing the chart:

Not applicable since there is no marital relationship, common-law marriage or kinship up second degree between management of the Company or its direct or indirect subsidiaries.

In addition, the Company’s Code of Ethics does not allow hiring 1st degree employees’ family members (father, mother, siblings, and children), spouse, cousins, uncles and nephews to work for the Company or at its direct or indirect subsidiaries.

The common-law marriage between the Company’s employees or its direct or indirect subsidiaries is also not allowed.

Referring to direct or indirect controlling shareholders, not applicable, since the Company has widely held stock and there are no controlling shareholders.

12.10. Subordination relations, services rendering or control between management and subsidiaries, controlling shareholders and others:

Justification for not completing the chart:

Not applicable, since there are no subordination relations or controls between Management and subsidiaries, no controlling shareholders, as this is a diffuse capital company.

Referring to services rendering, the Company’s Code of Ethics forbids any services relations between the Company’s suppliers, customers, debtors or creditors with its managers, employees and 1st degree employees’ family members (father, mother, siblings, children), spouse, cousins, uncles and nephews. The Company also forbids engaging companies or consulting firms owned by former employees who left the Company less than one year.

In addition, the Audit Committee is in charge of setting forth the guidelines for the Company to hire employees or former employees of the independent auditor.

APPENDIX V

(As per Appendix 24, item 13 of CVM Instruction no. 480 of December 17, 2009)

13.  MANAGEMENT COMPENSATION

13.1. Description of the compensation practice and policy of the Board of Directors, Including the Non-Statutory Executive Officers:

a. objectives of the compensation policy or practice:

The compensation policy of the Company for its managers, including members of the Board of Directors, statutory and non-statutory officers, members of the Fiscal Council, in line with the best corporate governance practices, aims to attract and retain the best professionals in the market. Compensation is established based on market research and directly aligns the interests of the executives in question and those of the Company's shareholders.

In the case of officers, the existence of a variable short-term and long-term incentives (the later in the form of grant of stock option plans) practice permits the sharing of the Company's risks and results with its main executives, being characteristic of a transparent policy and aimed at achieving long-lasting results and the perpetuity of the Company.

b. breakdown of compensation, indicating:

(i)            description of compensation elements and the objectives of each one

a) Board of Directors

The members of the Board of Directors are entitled to a fixed compensation, which is established in accordance with market criteria and aims to attract professionals who contribute effectively to the results of the company; and to the stock options program, based on the Company shares.

b) Executive Board

The members of the statutory and non-Statutory Executive Officers are entitled to fixed and variable short-term compensation, and long-term incentive tranche, in the form of a stock option plan and phantom shares, based on the Company shares. The amounts paid in fixed compensation are close to the median market standards. The variable portion has significant representation in the total compensation, which means that the officers share risks and results with the Company, so providing a greater alignment of interests between executives and shareholders.

The objective of the short-term variable compensation is to reward the results achieved for the year if the targets stipulated for the period were reached. By the same token, long-term incentives, based on stock options and phantom shares, aims at providing reward for results achieved over a longer period (generally more than 2 years. This policy aims to align the interests of the executives with those of the shareholders.

In addition to fixed and variable compensation, the Company offers its directors health plan benefits and life insurance, which are established in accordance with market standard.

It is important to emphasize that the Company has a Compensation Committee that analyses the strategy for fixed and variable compensation to be adopted, the models for granting of stock option models and the recommendations of corresponding beneficiaries of the plan, for subsequent approval by the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council, in addition to mandatory reimbursement for necessary travel and lodging expenses as a result of their function, are entitled only to a fixed compensation based on the legal minimum.

d) Committees

All the members of the Company's Committees are managers or employees, and do not receive specific compensation for the fact that they participate on the Committees.

(ii)           proportion of each element in the total compensation

In the case of the Fiscal Council and the Board of Directors, fixed compensation corresponds to 100% of the total compensation, as previously mentioned.

In the case of the Statutory Executive Officers, fixed compensation corresponds to approximately 30% of the total compensation on average. Regarding the tranche referring to variable incentives, the stock option plans and phantom shares (long-term) represent approximately 50%, while the part referring to the bonuses (short-term) represents approximately the other 50% – in  this case, for both the statutory and the non-Statutory Executive Officers.

The variable incentives percentages may be modified due to changes in the results presented by the Company in the period, given the component of shared risks and results inherent in the variable compensation tranche.

(iii)          methodology for the calculation and readjustment of each of the compensation elements

The amount of compensation paid by the Company to its managers and employees are periodically compared with those in the market, based on research carried out by external specialist consultants, so that they can measure their competitiveness and evaluate the possible need to carry out any adjustments to some of the components. The researches involve all positions in the Company’s structure and include companies that can or cannot be from the same segment and that have all or some of the following characteristics: similar presence as the Company, publicly-held company, national capital, high level of corporate governance and good practices of compensation and human resources.

(iv)          reasons which justify the compensation breakdown

The Company adopts a compensation breakdown model, which concentrates a significant tranche of the total compensation into variable components (both short and long-term), which is part of its policy of sharing risks and results with its main executives.

c. main performance indicators that are taken into consideration in the determination of each compensation element:

For the determination of all the compensation items, the performance of the employee and his individual targets are taken into consideration, in accordance to what was achieved in comparison to the proposition and agreed for the year. Variable compensation is directly linked to the indicators contained in the Company's Scorecard, which is approved by the Board of Directors and which contains defined targets for the period, such as for example cash flow, EBITDA and sales volume, among others.

d. how compensation is structured to reflect the improvement in performance indicators:

Any changes to the compensation items is directly linked to the performance of the individual and that of the Company and the reaching of targets in the period in question, while salary increases, the variation in salary multiples received in the form of bonuses and the quantity of options and phantom shares granted under the option plan are all directly linked to the performance demonstrated in the evaluated period.

e. how compensation policy or practice is aligned with the short, medium and long-term interests of the Company:

The practice adopted by the Company with regard to the various components of the total compensation is directly aligned to the short, medium and long-term interests of the Company. Fixed compensation reflects compensation in line with market practices and, as the cycle in the segment is medium and long term, the Company believes that a significant portion of compensation and variable incentives should be remitted to these periods, fully in line with the Company performance monitoring and, therefore, reaffirming the sharing of risk and results between executives and the Company.

f. Existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders:

There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders of the company.

g. Existence of any compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company:

There is no compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company.

13.2. Total compensation of the Board of Directors, the Statutory Executive Officers and the Fiscal Council:

Total compensation estimated for the fiscal year as at December 31, 2016 – Annual amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	6.00	3.00	16.00
No. of Compensated Members	7.00	6.00	3.00	16.00
Fixed Annual Compensation	2,234,827	5,608,800	245,520	8,089,147
-Salary or Pro Labore	1,862,356	4,290,000	204,600	6,356,956
-Direct and indirect benefits	NA	460,800	NA	460,800
-Attendance at committees	NA	NA	NA	NA
-Other	372,471	858,000	40,920	1,271,391
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)
Variable Compensation	NA	6,581,250	NA	6,581,250
-Bonus	NA	6,581,250	NA	6,581,250

-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	5,398,441	NA	5,398,441
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

4. Note: the total volume referred in this management compensation proposal is the sum of the amounts of the Board of Directors and the Board of Executive Officers (R$19,823,318.01) and, separately, the Fiscal Council remuneration (R$245,520.00).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3. Share-based compensation: the amounts reported as share-based compensation started to reflect the total potential book cost of the grant still to be approved in 2016 referring to the Statutory Executive Officers, to be recorded during grace period (3 years) according to the Monte Carlo (Traditional Stock Options and Phantom Shares Programs) pricing model.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Executive Officers.
5. Note: the total volume referred in this management compensation proposal is the sum of the amounts of the Board of Directors and the Board of Executive Officers (R$19,823,318.01) and, separately, the Fiscal Council remuneration (R$245,520.00).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

4. Note: the total volume referred in this management compensation proposal is the sum of the amounts of the Board of Directors and the Board of Executive Officers (R$19,823,318.01) and, separately, the Fiscal Council remuneration (R$245,520.00).

Total Compensation	2,234,827	17,588,491	245,520	20,068,838

Total compensation for the fiscal year as at December 31, 2015 – Annual amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	5.00	3.00	15.00
No. of Compensated Members	7.00	5.00	3.00	15.00

Fixed Annual Compensation	2,031,653	4,682,959	237,600	6,952,212
-Salary or Pro Labore	1,693,044	3,575,000	198,000	5,466,044
-Direct and indirect benefits	NA	392,959	NA	392,959
-Attendance at committees	NA	NA	NA	NA
-Other	338,609	715,000	39,600	1,093,209
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)
Variable Compensation	NA	2,246,700	NA	2,246,700
-Bonus	NA	2,246,700	NA	2,246,700
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-Employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	4,428,113	NA	4,428,113
Notes

1.No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3. Share-based compensation: the amounts reported as share-based compensation started to reflect the total book cost of the grant in 2015 to the Statutory Executive Officers, to be recorded during the grace period (3 years) according to the pricing models Monte Carlo (Traditional Stock Options and Phantom Shares Programs)

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Executive Officers.

1.No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

Total Compensation	2,031,653	11,357,772	237,600	13,627,024.65

Total compensation for the fiscal year as at December 31, 2014 – Annual amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	7.67	5.17	3.00	15.83
No. of Compensated Members	7.67	5.17	3.00	15.83

Fixed Annual Compensation	2,083,230	4,729,761	226,825	7,039,817
-Salary or Pro Labore	1,720,151	3,629,677	189,021	5,538,850
-Direct and indirect benefits	19,049	374,148	NA	393,197
-Attendance at committees	NA	NA	NA	NA
-Other	344,030	725,935	37,804	1,107,770
Description of other fixed compensations	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Payment of INSS (National Institute of Social Security) contribution (employer’s lien)
Variable Compensation	NA	3,412,500	NA	3,412,500
-Bonus	NA	3,412,500	NA	3,412,500
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-Employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	9,743,910	NA	9,743,910
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3.Direct and indirect benefits: payment of benefits to a board member, during few months, who is former officer of the Company, therefore the Officer policy was maintained.

4.Bonus: the amounts reported as bonus are still being calculated.

5.Share-based compensation: the amounts reported as share-based compensation reflect the book cost to be verified in 2014 referring to all programs granted to the Statutory Executive Officers, according to the Monte Carlo (Traditional Stock Options Programs) and Binomial (Restricted Stock Options Programs) pricing models.

6. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors, Fiscal Council and Statutory Executive Officers.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3. Share-based compensation: the amounts reported as share-based compensation reflect the book cost to be verified in 2014 referring to all programs granted to the Statutory Executive Officers, according to the Monte Carlo (Traditional Stock Options Programs) and Binomial (Restricted Stock Options Programs) pricing models.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors, Fiscal Council and Statutory Executive Officers.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3. Share-based compensation: the amounts reported as share-based compensation reflect the book cost to be verified in 2014 referring to all programs granted to the Statutory Executive Officers, according to the Monte Carlo (Traditional Stock Options Programs) and Binomial (Restricted Stock Options Programs) pricing models.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors, Fiscal Council and Statutory Executive Officers.

Total Compensation	2,083,230	17,886,170	226,825	20,196,227

Total compensation for the fiscal year as at December 31, 2013 – Annual amounts
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total No. of Members	9.00	6.00	3.00	18.00
No. of Compensated Members	9.00	6.00	3.00	18.00
Fixed Annual Compensation	2,269,410	5,005,811	198,720	7,473,941
-Salary or Pro Labore	1,852,416	3,900,000	165,600	5,918,016
-Direct and indirect benefits	46,511	325,811	NA	372,322
-Attendance at committees	NA	NA	NA	NA
-Other	370,483	780,000	33,120	1,183,603
Description of other fixed compensations	Referring to the Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Referring to the Payment of INSS (National Institute of Social Security) contribution (employer’s lien)	Referring to the Payment of INSS (National Institute of Social Security) contribution (employer’s lien)
Variable Compensation	NA	10,406,562	NA	10,406,562
-Bonus	NA	10,406,562	NA	10,406,562
-Profit Sharing	NA	NA	NA	NA
-Attendance at meetings	NA	NA	NA	NA
-Commissions	NA	NA	NA	NA
-Other	NA	NA	NA	NA
Description of other variable compensation
Post-Employment	NA	NA	NA	NA
Termination of office	NA	NA	NA	NA
Share-based compensation	NA	7,164,377	NA	7,164,377
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3.Direct and indirect benefits: payment of benefits to a board member, during few months, who is former officer of the Company, therefore, the Officer policy was maintained.

4. Share-based compensation: the amounts reported as share-based compensation reflect the book cost to be verified in 2013 referring to all programs granted to the Statutory Executive Officers, according to the Monte Carlo (Traditional Stock Options Programs) and Binomial (Restricted Stock Options Programs) pricing models.

5. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors, Fiscal Council and Statutory Executive Officers.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3. Share-based compensation: the amounts reported as share-based compensation reflect the book cost to be verified in 2013 referring to all programs granted to the Board of Directors and Statutory Executive Officers, according to the Monte Carlo (Traditional Stock Options Programs) and Binomial (Restricted Stock Options Programs) pricing models.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors, Fiscal Council and Statutory Executive Officers.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary or pro labore: The amounts reported as pro labore do not include social security charges.

3. Share-based compensation: the amounts reported as share-based compensation reflect the book cost to be verified in 2013 referring to all programs granted to the Board of Directors and Statutory Executive Officers, according to the Monte Carlo (Traditional Stock Options Programs) and Binomial (Restricted Stock Options Programs) pricing models.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors, Fiscal Council and Statutory Executive Officers.

Total Compensation	2,269,410	22,576,750	198,720	25,044,880

13.3. Variable compensation of the Board of Directors, the Statutory Executive Officers and the Fiscal council:

Year 2016 – Estimated	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.00	3.00	6.00	16.00
No. of Compensated Members (2)	7.00	3.00	6.00	16.00
Bonus
Minimum amount estimated in the compensation plan	n.a	n.a	0	0
Maximum amount estimated in the compensation plan	n.a.	n.a.	6,581,250	6,581,250
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	5,265,000	5,265,000
Amount Effectively Recognized in the Results	n.a.	n.a.	n.a.	n.a.
Profit Sharing
Minimum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	n.a.	n.a.
Amount Effectively Recognized in the Results	n.a.	n.a.	n.a.	n.a.

Note:

1.         The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.

2.          The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

Year 2015	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.00	3.00	5.00	15.00
No. of Compensated Members (2)	7.00	3.00	5.00	15.00
Bonus(3)
Minimum amount estimated in the compensation plan	n.a	n.a	0	0
Maximum amount estimated in the compensation plan	n.a.	n.a.	5,687,500	5,687,500
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	4,550,000	4,550,000
Amount Effectively Recognized in the Results	n.a.	n.a.	2,246,700	2,246,700
Profit Sharing
Minimum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	n.a.	n.a.
Amount Effectively Recognized in the Results	n.a.	n.a.	n.a.	n.a.

Note:

1.      The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.

2.       The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

Year 2014	Board of Directors (1)	Fiscal Council(1)	Statutory Executive Officers	Total
Total No. of Members (2)	7.67	3.00	5.17	15.83
No. of Compensated Members (2)	7.67	3.00	5.17	15.83
Bonus
Minimum amount estimated in the compensation plan	n.a	n.a	0	0
Maximum amount estimated in the compensation plan	n.a.	n.a.	5,687,500	5,687,500
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	4,550,000	4,550,000
Amount Effectively Recognized in the Results	n.a.	n.a.	3,412,500	3,412,500
Profit Sharing
Minimum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	n.a.	n.a.
Amount Effectively Recognized in the Results	n.a.	n.a.	n.a.	n.a.

Note:

1.         The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.

2.         The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis

Year 2013	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Total No. of Members (2)	9.00	3.00	6.00	18.00
No. of Compensated Members (2)	9.00	3.00	6.00	18.00
Bonus
Minimum amount estimated in the compensation plan	n.a	n.a	0	0
Maximum amount estimated in the compensation plan (3)	n.a.	n.a.	n.a	n.a
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	11,484,375	11,484,375
Amount Effectively Recognized in the Results	n.a.	n.a.	10,406,562	10,406,562
Profit Sharing
Minimum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amount estimated in the compensation plan	n.a.	n.a.	n.a.	n.a.
Estimated Amount in the Compensation Plan, if targets are met	n.a.	n.a.	n.a.	n.a.
Amount Effectively Recognized in the Results	n.a.	n.a.	n.a.	n.a.

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.

13.4. Share-based based compensation plan for the Board of Directors and the Statutory Executive Officers

a. general terms and conditions:

Within the scope of the Company Stock Option Plan, employees and managers (“beneficiaries”) are eligible to receive call options on common shares issued by the Company and/or phantom shares. In principle, all managers and employees are eligible to participate, seeing that currently 61 people, among the managers and employees, hold stock options in the Company and/or phantom shares, taking all the Option Programs together.

The first Stock Option Plan was approved at the Annual General Meeting held on April 30, 2002, ratifying the terms and conditions approved by the Board of Directors as a meeting held on April 3, 2000 (“Option Plan 2002”). There are no further plans for options to be granted under the Option Plan 2002, whose conditions are not applicable to the granting of options currently carried out by the Company.

At a General Shareholders Meeting on February 3, 2006 a second share option plan was approved (“Option Plan 2006”), and at a General Shareholders Meeting on June 18, 2008, a third option plan was approved for shares issued by the Company (“Option Plan 2008”).  Option Plan 2006 and Option Plan 2008 establish similar terms and conditions to each other, the most important difference being the possibility instituted by Option Plan 2008 of the granting of options in the form of Restricted Stock Options, as explained further on in this report.  Option Plan 2008 is applicable to options currently granted by the Company, the general conditions of which are described below.

The Plan (thus considering Option Plan 2006 and Option Plan 2008, without distinction, except where otherwise indicated) is managed by the Board of Directors, which has wide-reaching powers in terms of its organization and option granting, observing the limits imposed by the Plan. The Board of Directors is responsible for the granting of options, establishing the specific terms and conditions applicable to each granting of A Options as part of option programs (“Programs”), in which may be defined: (i) the beneficiaries; (ii) the total number of shares in the Company that are the object of the options granted, and their division into lots; (iii) the exercise price; (iv) the lock up period during which the option may not be exercised, the periods for the exercising A Options and the limits dates for the total or partial exercising of the option and on which the option rights expire; (v) restrictions on the availability of shares received by the exercising of the option; and (vi) targets related to the performance of the employees, managers or the Company. The Board of Directors may also opt to delegate its functions to a specific Committee. Currently, the Compensation Committee is responsible for analyzing and recommending all the actions related to compensation and long term incentives, for approval of the Board of Directors.

The Beneficiaries covered by the options granted must sign a Contract for the Granting of Options with the Company (“Option Contracts”), by which the Beneficiaries have the option of buying lots of shares issued by the company, in accordance with the terms and conditions of the corresponding Plan and Program. The option contracts may include specific conditions applicable to a particular Beneficiary.

The general rule is that the option exercise price will be equivalent to the average trading value of the shares over 30 days of trading on BM&FBOVESPA S.A. (the stock exchange of Sao Paulo) prior to the option granting date (”market value”), with the possibility of applying monetary correction or interest to this figure, as decided by the Board of Directors for each program.  Option Plan 2008 introduced the possibility of the Board of Directors authorizing differentiated options to particular Beneficiaries (“B Options”) for the exercise price of R$0.01.  The exercising of B Options, if granted, will be always conditional and proportional to the previous exercising of the other options in Option Plan 2008 and authorized for each Beneficiary (“A Options”, whose exercise price will always be calculated in accordance with Market Value) and during the course of the lock up period, of a minimum of 2 years counting from the date of the respective option granting date. Other conditions May be established for each Program (see item “h” below, description of programs with regard to appreciation targets).  With this, Option Plan 2008 introduced the possibility of the granting of options in a new format, known as “Restricted Stock Options”, under which B Options, inextricably linked to A Options, serve as an adjustment factor in the initial granting of A Options, so that the effective gain of the beneficiaries will depend on the performance by the Company over the medium and long term.

Under Option Plan 2006, 2 programs were approved, respectively at meetings of the Board of Directors on March 23, 2006 (“2006 Program”) and February 9, 2007 (“2007 Program”).

Under Option Plan 2008, 10 programs were approved, respectively at meetings of the Board of Directors on May 9, 2008 (“2008 Program”), and June 26, 2009 (“2009 Program”), December 17, 2009 (“2009 Program II”), August 4, 2010 (“2010 Program”), March 31, 2011 (“2011 Program”), July 13, 2011, in which 2 Programs were approved (“2011 Program II” and “Council Program 2011”), August 20, 2012 (“2012 Program”), May 10, 2013 (“2013 Program”) and March 14, 2014 (“2014 Program”) and April 27, 2015 (“2015 Program”).

The 2008 Program, the 2009 Program, the 2010 Program, the 2011 Program II, the 2013 Program and the 2014 Program were divided into 2 grants, with distinct conditions for each, described in the items below, where indicated. The 2012 Program was divided into 3 grants, also with distinct conditions for each, described in the items below, where indicated. The 2015 Program establishes a single stock option gran and also provides for a long-term incentive model payable in cash, based on the share value (phantom shares), without issuing the Company’s shares. The volume granted both of Options and of Phantom Shares is based on previous investment by each beneficiary in the Company’s shares in the market – basic condition so that they become eligible to the Program. After the 3-year grace period, the beneficiary may exercise the Options and shall become eligible to receive the cash amount referring to the phantom shares market value.

All the Programs approved under the 2006 Option Plan, as well as the first option grant under the 2008 Program, the two option grants under the 2009 Program, the first option grant under the 2010 Program and the first option grant under the 2011 Program II, second and third option grants under the 2012 Program and the 2013 and 2015 Programs were carried out in accordance with a conventional option grant model, which is to say, options were granted whose exercise price corresponds to the Market Value of the Company's shares. This model was also used in the 2011 Board Program, in which options were granted to the members of the Board of Directors. While the second granting of the 2008 Program, the 2009 Program II, the second granting of the 2010 Program, the 2011 Program, the second granting of the 2011 Program II, the first option grant under the 2012 Program, the first option grant under the 2013 Program and the grants under the 2014 Program followed the Restricted Stock Option model, so that each beneficiary received both A Options and B Options.

The options granted to the members of the Statutory Executive Officers under the 2006 Program, under the 2009 Program, under the first granting of the 2010 Program and under the first granting of the 2011 Program II were replaced in their entirety by options granted under the 2012 Program, through the signing of corresponding Contracts with the Company.

In this way, no member of the Statutory Executive Officers is currently a beneficiary of the 2006 Program, the 2007 Program, the 2008 Program, or the 2009 Program, first granting of the 2010 Program or first granting of the 2011 Program II. It should also be observed that no member of the Statutory Executive Officers is a beneficiary of the second granting of the 2010 Program, or the 2011 Program.

The options of the 2011 Board Program expired. According to the rules of this Program, it would have been necessary the exercise at least 20% of the options of the allotment incorporated in 2012 for the allotments not incorporated to be cancelled. Thus, currently, the members of the Board of Directors are not beneficiaries in any Stock Option Plan of the Company.

Furthermore, as a result of the incorporation of the shares issued by Construtora Tenda S.A. by the Company, as approved at an Extraordinary General Meeting held on December 30, 2009, certain of options granted by Construtora Tenda S.A. were assumed by the Company, under the terms set at the meeting of the Board of Directors held on January 4, 2010. With this, the Board of Directors approved a further 3 Programs, these being Special Stock Option Program I, Special Stock Option Program II and Special Stock Option Program III (“Special Programs”). Each of the Special Programs had specific conditions which sought to reconcile the conditions of the plan with the need to maintain an economic balance of the options granted to the beneficiaries of the corresponding programs of Construtora Tenda S.A., in such a way that their conditions reflected, in so far as is possible under the terms of the plan, the corresponding conditions previously applicable to the beneficiaries when they exercised their roles at Construtora Tenda S.A..  Special Program I and Special Program III carried out option grants, which essentially reflected conventional option models.

While Special Program II carried out 2 grants with partially distinct conditions, both followed the Restricted Stock Option model, which was also adopted by Construtora Tenda S.A. for certain of their option grants. The difference between these grants is due to the fact that certain Beneficiaries before being beneficiaries under the Tenda Plan, were beneficiaries of the Company itself, having exercised roles in the then subsidiary Fit Residencial Empreendimentos Ltda., which was incorporated by Tenda in 2008, resulting in the migration of these beneficiaries to the Tenda option plan.  So that the conditions of the options that had been granted to these beneficiaries under the Restricted Stock Option model could be preserved, and additional lot of B Options were granted to them when they migrated to the Tenda plan, with a lock up period and reflecting the respective B Options to which each of them would have the right to exercise in the first company, and because they had previously exercised A Options granted by the Company.  With the incorporation of the shares of Construtora Tenda S.A. by the Company and the further migration as a result, the conditions applicable to the beneficiaries of Restricted Stock Options were incorporated in the second granting of Special Program II, which contained two Option B lots, with separate and distinct lock up periods.

With regard to the exercise price of the options to be granted by the Special Programs, the criteria of Market Value was not used for the traditional options or for A Options: in order to reflect the conditions previously applicable to beneficiaries of the programs of Construtora Tenda S.A. who switched to the Company, the exercise price were used that was applicable under the corresponding program of Construtora Tenda S.A. (which reflected the market value of the shares in that company), adjusted for the swap ratio for the shares established for the incorporation of the shares in Construtora Tenda S.A. by the Company.

It should also be observed that none of these three mentioned Programs are in force today. In the case of Special Programs I and III, due to the termination of the beneficiaries, the options that were not exercised in accordance with the rules of the Plan and the decisions of the Board of Directors were cancelled. In the case of Program II, it was 100% exercised in accordance with the rules of the Plan and of the Program in question.

b. principal objectives of the plan:

The Company's option plans and stock option and phantom shares programs shares have the aim of: (1) encouraging expansion and success in the development of its corporate objectives, permitting the beneficiaries to acquire shares, encouraging their integration into the Company; (2) attracting top level managers and employees to provide their services, offering them the additional advantage of becoming shareholders in the Company on potentially differentiated terms; and (3) aligning the interests of the top level managers and employees with the interests of the Company's shareholders.

c. the way in which the plan contributes to these objectives:

In providing the possibility of employees and managers becoming shareholders of the Company under potentially differentiated conditions, it is expected that they will have a strong incentive to effectively commit themselves to the creation of value and exercise their roles in a manner integrated with the interests of the Company's shareholders, corporate objectives and expansion plans, thus maximizing result. The offering of stock A Options also encourages Beneficiaries, as a result of the commitment of their own funds, to seek appreciation of the shares, without, however, compromising the sustainable growth, equally relevant in view of the grant model adopted. Furthermore, this type of model results in the sharing of the risks and gains of the Company, through the appreciation of the shares acquired under the stock option plan.

Additionally, the model adopted is expected to be an efficient mechanism for retaining managers and key employees, basically because of the shared results of appreciation in the Company's shares.

d. how the plan is inserted into the Company's compensation policy

The Company Plan currently in force builds in a policy of concentrating the incentives of top-level managers and employees in variable components, linked to the performance of the Company. In fact most of the compensation is concentrated in incentives, which aimed to share risks and results with the Company's main executives.  As explained in item 13.1 above, the option plans and long-term incentives are directly linked to this alignment of interests.

e. how the plan outlines the interests of the managers with those of the Company over the short, medium and long term

The options granted on the basis of the plans have different mechanisms, which permit the alignment of the interests of the managers over different time horizons.

Division into annual lots and the existence of lock-up differentiated lock up periods (see item “h” below) means that the Beneficiaries commit themselves to the constant appreciation of the Company's shares over the short, medium and long term. The Beneficiary has the incentive, for the short term, of exercising A Options at prices that are lower in relation to market value, encouraging him constantly strive to achieve appreciation in the shares.

In certain cases (item “h”), it is required that the Beneficiary earmarks a minimum amount of the value received by him in annual bonus to the exercising of options, or yet that acquires a minimum amount of options every year, under penalty of extinguishment of future options.  The Company believes that this requirement permits the alignment of interests both in the short as well as long term, because it involves the commitment of the Beneficiary's own funds to shares in the Company, which may only be sold after a given period of time.

With regard to the Restricted Stock Option model, under which options granted to the beneficiaries are divided into A Options and B Options, a structure of distinct incentives is created to align the interests of the managers and employees with those of the Company. A Options, whose exercise price reflects Market Value, usually comprise one lot and are exercisable over a relatively short time horizon, generating a financial commitment by the Beneficiary over the short term. The corresponding shares are subject to a period of unavailability, modulating the alignment of interests over the medium-term.

The mechanism for the exercising of B Options, in turn, is way of adjusting the gain in which the Beneficiary can realize, depending on the Company's performance over a longer time horizon, thus aligning the interests of the Beneficiary over a longer period.  The exercising of B Options will be obligatorily: (i) subject to a minimum lock up period of 2 years, with the possibility of being divided into annual lots; (ii) proportional to the number of A Options exercised, linking the short with the long term, while the possibility of exercising B Options will depend on the commitment shown by the Beneficiary in the exercising of A Options; and (iii) under the terms of the options granted up to now, subject to an adjustment in accordance with variation in the market value (“Appreciation ”) on the shares of the Company between the date of the program and the exercising of B Options, with dividends and interest-on-equity added per share (appreciation criteria - item “h” below). With this, it is expected that the Beneficiary will have an interest in generating a return and creating value, in such a way that the total gain for him will depend directly on the Company’s performance, and therefore the gain obtained by its shareholders: B Options, necessarily linked to A Options, represent an adjustment mechanism, whereby the total number of shares which can be acquired by the Beneficiary will be adjusted in the future, the better the Company's performance over the long term, the higher the figure.

The Phantom Shares model also aims the medium and long-term alignement, since the amount to be received by beneficiary, after 3-year grace period (period during which the shares acquired to integrate the Program were blocked under the Company’s custody) reflects the Company’s share value. In addition, these amounts only will be released to the extent and proportionally to the amount of Options exercised in this same Program.

f. maximum number of shares covered

The maximum quantity of shares that maybe subject to the granting of options, taken together for all the Company's Programs, is equivalent to 5% of the paid-up capital, already taking into account the effect of dilution as a result of the exercising of all the options. On the date of this document, this amount corresponds to 19,848,474 common shares issued by the Company.

g. maximum number of options that will be granted

Each option guarantees the beneficiary of the right to acquire one ordinary share in the Company. This being the case, the quantity of options granted is linked to the limits of dilution described in item “f” above. On the date of this document, this amount corresponded to 11,743,379 options.

h. conditions for the acquisition of shares

As a general rule, the options granted under the conventional granting model, as well as A Options granted under the Restricted Stock Option model, must be acquired at an exercise price equivalent to Market Value, with this price being subject to monetary correction and interest, as stipulated by the Board of Directors for each Program. For the Special Programs, due to the absorption of the options granted by Construtora Tenda S.A. before the incorporation of its shares by the Company, however, the exercise price was equivalent to the exercise price previously applicable to Construtora Tenda S.A. (which would reflect the market value of the shares issued by that company), duly adjusted in accordance with the share swap ratio established in the Protocol and Justification for the Incorporation of the Shares of Construtora Tenda S.A. by the Company.

B Options, when granted, may always be acquired at an exercise price of R$0.01, and because they are options that represents an adjustment factor applied to the total benefit which can eventually be received by the Beneficiary, the following conditions apply: (i) a minimum lock up period of two years must be observed; (ii) the exercising of B Options are conditional on the number of A Options previously exercised; and (iii) the number of B Options exercisable is adjusted in accordance with the variation in the Market Value of the Company, in addition to the dividends and interest-on-equity paid, between the date of the program and the date of the exercising of B Options (“Appreciation”). In the Programs in force, approved under the Restricted Stock Option model up to the present day, with the exception of the second 2014 Program grant, B Options were granted with an adjustment factor in the proportion of until 2 B Options for every A Option, in the case of key employees of the Company, and in the proportion of until 3 B Options for each A Option, in the case of the Company Directors. These adjustment proportions will be reduced to 1.5 and 2.5, respectively if the Appreciation should be less than 10%, being applied in full if the Appreciation is over 20%, and proportionally if the Appreciation is between 10% and 20%.

In the second granting of the 2010 Program, A Options were exercisable between August 4, 2010 and September 30, 2010, after which they were cancelled.  B Options were divided into 3 annual lots, each one of them exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options was also subject to the conditions described above.

In the 2011 Program, A Options were available for exercising between April 01, 2011 and June 01, 2011, after which they were cancelled. B Options were divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options is also subject to the conditions described above.

In Program II 2011, A Options were available for exersizing between April 13, 2011 and August 12, 2011, after which they were cancelled.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options is also subject to the conditions described above.

Under the first 2012 Program Grant, A Options were available for exercising between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others, after which they were cancelled. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be cancelled. In all other cases, all of the B Options were exercisable as of August 20, 2014 for a period of 30 days, after which they will be cancelled. The exercise of B Options is nonetheless subject to the conditions above.

Under the second 2012 Program grant, the options of each Beneficiary were divided into 3 annual lots, the first of which is exercisable as of May 1, 2013 and the remainder of which on the subsequent anniversaries of this date. Beneficiaries are furthermore required to allocate at least 50% of the amount received as an annual bonus to the exercise of options, regardless of the program under which they were granted, or shall lose the right to exercise all options in subsequent lots.

Under the third 2012 Program grant, the Beneficiary`s options were divided into 4 equal annual lots, the first of which is exercisable as of 2014 and the remaining lots, on the subsequent anniversaries of this date. To receive this grant, the Beneficiary, in addition to the minimum mention in the paragraphs above, allocated 20% or 30% of the amount received as annual bonus to the purchase of Company shares on the market. In this case, the Company granted 2 times of 2.5 times the number of shares acquired by the Beneficiary as stock options.

In the 2013 Plan, A Options were exercisable between May 10, 2013 and May 30, 2014. B Options are split into three annual batches, each one exercisable starting on May 10, 2015 and on the subsequent anniversaries on the same date, for a period expiring in 30 days.

Under the first 2014 Program grant, A and B Options to be received by the beneficiaries varied according to the annual bonus investment for the purchase of the Company's shares, a preliminary condition for receiving the grant – a similar rule to the third 2013 Program grant. A and B Options varied between 1 time and 5 times; and 0.5 times and 2 times, respectively – according to the volume of shares acquired by the previous investment. A and B Options will be available for exercise from March 14, 2017, for a period of 3 years (B Options will be available for exercise in the proportion that A Options are exercised, within this period). At this time, the Company’s TSR (Total Share Return) in the period will be analyzed, as well as its position in relation to a group of competitors. Depending on the Company’s position, only the A Options granted volume may be adjusted (up or down).

Under the second 2014 Program grant, A Options are exercisable between March 14, 2014 and May 30, 2015. B options are divided into 3 annual lots, each of them exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for an extinguishing period of 30 days.

In 2015 Program, the Options will be exercisable as of April 27, 2018, for a 3-three year extinguishing term. During same period, the amount correspodngint to phantom share will be calculated and paid to beneficiaries – in the proportion the Options of same Program are exercised (if not exercised in full, just once).

i. criteria for the fixing purchase or exercise price

As a general rule, the exercise price of the options must be equivalent to the average price of the Company's shares over the last 30 trading days on BM&FBOVESPA S.A. Sao Paulo stock exchange (“Market Value”), and which may have monetary correction applied based on the variation in price indices to be determined by the Board of Directors, as well as interest added, in accordance with the determinations of the Board of Directors for each Program. This price is deducted from dividends and interest-on-equity paid per share of the Company from the date the A Options are granted to their effective exercise date.

It is understood that the setting of the exercise price to market value is necessary to better align the interests of the Beneficiaries in generating value for the Company's shareholders: gains on the B Options being obtained to the extent that the Company's shares appreciate in the market.  The possibility of interest being added exists because the exercise price represents a minimum rate of return, so that the Beneficiaries receive a gain only in the case of the shares guaranteeing a minimum return, at the criteria of the Board of Directors.

It is important to observe that the exercise price of the conventional options is subject to monetary correction, generally by the IGP-M index, and also the addition of interest, usually 3% to 6% per year. With the objective of making the exercising of the options more attractive and to retain executives over the long term, the Board of Directors decided on August 4, 2010, that he terms of monetary correction and interest added for the Programs would be applied up to May 6, 2010.

The deduction of interest-on-equity and dividends is a way of guaranteeing that the Beneficiaries participate in the results obtained by the Company during the period, seeing that they have already been granted options, but have not yet become shareholders, because of the design of the particular program (lock up periods). On the other hand, it ensures that the results will only be received by the Beneficiary if he remains of the Company and exercises his options, becoming an effective shareholder.

B Options granted under the Restricted Stock Option model may be exercised at the price of R$0.01, but are mandatorily linked to A Options. The exercise price is justified in so far that the B Options act an adjustment factor in the number of shares that the Beneficiary will have the right to acquire over the long term (and consequently the possible total capital gain that he will receive).  And this necessarily depends on the initial disbursement referring to the A Options, adjusted in accordance with the performance of the Company, and therefore in accordance with the gains provided to its shareholders.

The amount corresponding to the Phantom Share corresponds to the average quote of the Company’s shares at 30 trading sessions of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange prior to date of exercise of same Program Options (“Market Value”).

j. criteria for the fixing of the option exercise period

In the 2011 Program, A Options were exercisable between April 01, 2011 and June 01, 2011. This time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled, and only in the proportion that the Beneficiary has previously exercised his A Options. Regarding the exercise period of 30 days for the B Options, it is believed that this period is reasonable seeing that the exercising of the options has already been planned by the Beneficiary, representing the end of the program in question.

Under the second granting of the 2011 Program II, A Options were exercised between July 13, 2011 and August 12, 2011. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above regarding the 2011 Program.

Under the first 2012 Program grant, A Options were exercisable between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2013 and May 30, 2014 for all others. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. For executive officers, B Options are divided into 3 annual lots, each of which was exercisable, respectively, as of August 20, 2014 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2008 Program grant.

Under the second and third 2012 Program grants, the options of each Beneficiary were divided into 3 annual lots and 4 equal annual lots, respectively. For the second grant, the first lot is exercisable as of May 1, 2013 and the remaining lots, on the anniversary of this date. For the third grant, the first lot is exercisable as of 2014 and the remaining lots, on the anniversary of this date. The division of the options in lots meets the goals of linking the Beneficiary and aligning his or her short, medium and long term interest to those of the Company. The options of each annual lot may be exercised for a period of 10 years as of their vesting date, which will be reduced to 3 years should the Beneficiary fail to use the portion of the mandatory allocation of his or her bonus (only for the second grant). This 10-year period provides an opportunity for the Beneficiary to have a longer period to choose the best time to apply his or her resources to offset the effective allocation of his or her bonus.

Under the 2013 Program grant, A Options are exercisable between May 10, 2014 and May 30, 2014. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of May 10, 2015 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2011 Program second grant.

Under the first 2014 Program grant, A Options may be exercised from March 14, 2017, for a period of 3 years. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. B Options may be exercised in the same period of A Options and in the proportion that the Beneficiary exercises A Options.

Under the second grant of the 2014 Program, A Options may be exercised between March 14, 2014 and May 30, 2015. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. Options B are divided into 3 annual lots, each one of them being exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for a period of 30 days, and only in the proportion that the Beneficiary has previously exercised the A options. The lock up period for the exercise of B Options are fixed subject to the same criteria and fundamentals described above regarding the 2011 Program.

In Program 2015, the Options may be exercised as April 27, 2018, for a 3-year extinguishing term. As mentioned above, such term was established as a way of linking Beneficiary and evidencing his commitment to the Company. The amounts corresponding to Phantom Shares are also valid for the same period and will be released to the extent and proportionally to the exercise of same Program Options.

k. method of settlement

In general, the shares corresponding to the options exercised by the Beneficiaries are issued, while the corresponding capital increase, always within the authorized capital limit, is ratified by the Board of Directors. The Company also uses the shares held in treasury to supply shares for options exercised.

Under the programs approved up to the date of this Reference Form, the general rule is that the exercise price be paid in cash, at the time of the subscription or purchase of the corresponding shares.

In the Phantom Shares model, no shares are issued nor treasury shares are transferred. The corresponding amount calculated is paid in cash.

l. restrictions on the transfer of shares

At the meeting of the Board of Directors held on July 13, 2011, all the restrictions to share transfer were eliminated as a consequence of the grant of stock options under conventional model. Thus, all shares acquired by the Beneficiaries of the Plan, within the ambit of the 2006 Program, the 2009 Program, the Granting 1 and the 2010 Program will be free and clear for the transfer at any time. It is important to notice that the remaining grants under conventional model, such as first granting of the 2011 Program II, the 2011 Board Program, and second and third granting of the 2012 Program, the options were granted with no restrictions to the shares of the current exercise.

In case of options granted under the model Restricted Stock Options, the A Options are subject to lock-up. The second granting of the 2008 Program and the Special Program II had a lock up period of 2 years, counted from the day of subscription or acquisition of the shares. In the 2009 Program II, the shares subscribed or acquired as a result of exercising the A Options could not be alienated by the beneficiary until December 17, 2010 (1 year counted from the day of the 2009 Program II), notwithstanding the date of acquisition. In the second granting of the 2010 Program, the 2011 Program and the second granting of the 2011 Program II, the rule is similar: the lock up period for the shares of A Option is of 1 year counted from the date of the respective Program (respectively: August 4, 2011, April 1, 2012 and July 13, 2012), notwithstanding the date of acquisition of the shares.

Under the first 2012 Program Grant, A Options could only be exercised in the period from May 1 to May 30, 3013 for executive officers and between May 1 and May 30, 2014 for all others. In all cases, there was no lock up period after the exercise of A Options, which were granted in 2012.

Under the 2013 Program Grant, the rule is similar: A Options could only be exercised in the period from May 10 to May 30, 2014 and, in this case, there was no lock up period after the exercise of A Options, which were granted in 2013.

For the 2014 Program, there is also no lock up period after the exercise of A Options. In the first grant, they may only be exercised from March 14, 2017, for a period of 3 years; and in the second grant, between March 14, 2014 and May 30, 2015.

The shares subscribed or acquired as a result of the exercising of the B Options are not subject to any lock-up date.

For 2015 Program, also there is no lock up period after the exercise of Options.

m. criteria and events which, when they occur, would result in the suspension, alteration or cancellation of the option plan

The Option Plans for 2006 and 2008 may be altered or cancelled by the Board of Directors. Notwithstanding the powers of the Board of Directors, no decision may alter: (i) the limit of the number of shares which are the object of the plan; and (ii) the rights and obligations acquired by the beneficiary, related to any existing options granted under Option Plans 2006 and 2008.

Additionally, in the case of the dissolving, transformation, incorporation, merger, demerger or reorganization of the Company, under which the Company does not remain as an entity, or if it does remain as an entity, no longer has its shares traded on the stock exchange, the options may be transferred to the company of succession, or have their lock up periods brought forward for exercising during a given period.

n. effects of a manager leaving the governing bodies of the Company on his rights under the share-based compensation plan

Under the terms of Option Plans 2008 and 2006, if a Beneficiary leaves the Company this will have the following effects on the options granted to him, depending on his reason for leaving: (i) if there is just cause for his dismissal, all the options not exercise will are cancelled; (ii) if there is no just cause for dismissal, or if the employee resigns voluntarily or opts to take retirement, the options already exercisable may be exercised within a period of 30 days, with the other options being cancelled; (iii) in the case of the death or permanent disablement of the Beneficiary, all the options may be exercised by the Beneficiary or his successors within a period of 180 days. In all these cases, except for death or permanent disability, the restrictions on the transfer of shares to which they apply will remain in force.

The Board of Directors has the power to determine the treatment to be given to B Options granted to the Beneficiary under Option Plan 2008, in the event of leaving at the behest of the Company, provided there is no just cause for dismissal. Under the Programs approved under the Restricted Stock Option model, the Board of Directors has established rules for exercising the B Options, in proportion to the period in which the Beneficiary remained in the carrying out of his functions at the Company and observing the other conditions for the exercising of the B Options contained in Option Plan 2008 and the respective Programs.

Also, on August 4, 2010, the Board of Directors decided to establish the possibility of bringing forward the lock up period date for all the options that had been granted to members of the Statutory Executive Officers (but not any other beneficiary of the plan), for an exercise period of 180 days, whenever the corresponding director is dismissed, without any just cause, for a period of 1 year counting from the relevant “corporate events”. Such corporate events are as follows: (i) operations involving corporate reorganization of the Company in which its shareholders’ equity comes to represent less than 50% of the shareholders’ equity of the resulting company; (ii) the acquisition, by any person or group, of a stake equivalent to 30% or more of the Company's paid-up capital; (iii) the obligatory public offering of shares of the Company, under the terms of Brazilian Corporation Law or the regulations of Novo Mercado; and (iv) a voluntary public offering for the purchase of shares in the Company which results in the acquisition of the majority of its paid-up capital. With this, it is expected that the members of the Statutory Executive Officers will not be unduly prejudiced by virtue of the occurrence of a relevant corporate operation, preventing the options from being lost as a result of the operations, which could imply a change in control of the Company. Thus, with continuing expectations for the future exercising of the options, the alignment of the interests of the Beneficiaries is maintained, while retaining the best talent.

In meeting held on July 13, 2011, the Board of Directors deliberated to extent this possibility to any options granted or to be granted, to Executive Directors and members of Board of Directors of the Company and its wholly-owned subsidiary Construtora Tenda S.A.

The possibility of bringing forward the lock-up date for options, referred to in the paragraph above, is also applicable in the event of the Company being dissolved.

13.5. Share-based compensation for the Board of Directors and Statutory Executive Officers:

2013	Board of Directors	Statutory Executive Officers
a)Plans		2011	2012	2013
b) Total No. of Members	0	6	6	6
c) No. of Compensated Members	0	6	6	6
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	5/10/2013
Quantity of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000 (Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)	1,884,000 (Restricted Stock Options Program A + B) and 1,177,247 (Conventional program)
Term for options to become exercisable	n.a.	Options B - 4 years(0%, 30%, 30% and 40%)	Restricted Stock Options: Program 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B Conventional Program 3 years (50%, 30% and 20%)	Options A: 1 year Option B: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program:10 years	Restricted Stock Options Program: 1 year Options A and 30 days Options B Conventional Program: 10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year Options B: n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the fiscal year	n.a.	Options B: R$ 0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: Options A: R$4.05 Options B: R$0.01 Conventional Program: R$ 4.08
-lost during the fiscal year	n.a	n.a	n.a.	n.a.
-exercised during the fiscal year	n.a.	R$ 0.01	n.a.	n.a.
-expired during the fiscal year	n.a	n.a	Na.	n.a.
e) Fair value of options on the date of granting	n.a.	Options A: R$7.71 Options B: R$0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: Options A: R$4.05 Options B: R$0.01 Conventional Program: R$4.08
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	0.31%	1.16%	0.70%
(1) Dilution based on total shares as at 12/31/2013.

2014	Board of Directors	Statutory Executive Officers
a) Plans		2011	2012	2013	2014
b) Total No. of Members	0	6	6	6	5
c) No. of Compensated Members	0	6	6	6	5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013	03/14/2014
Number of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000 (Restricted Stock Options program Options A + B) and 2,810,000 (Conventional Program)	1,884,000 (Restricted Stock Options Program Options A + B) and 1,177,247 (Conventional Program)	3,686,763 (Restricted Stock Options Program Options A + B)
Term for options to become exercisable	n.a.	Options B - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B Conventional Program: 3 years (50%, 30% and 20%)	Options A: 1 year Options B - 4 years (0%, 30%, 30% and 40%) Conventional Program: 4 years (25% per year)	Options A and B: 3 years
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: Options A 1 year and 30 days Options B Conventional Program: 10 years	Options A and B: 3 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year Options B: n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the fiscal year	n.a.	Options B: R$0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: Options A: R$4.05 Options B: R$0.01 Conventional Program: R$4.08	Options A: R$3.13 Options B: R$0.01
-lost during the fiscal year	n.a.	n.a.	n.a.	n.a.	n.a.
-exercised during the fiscal year	n.a.	R$0.01	Restricted Stock Options Program Options A: R$2.34 Option B: 0.01 Conventional Program: R$2.37	Restricted Stock Options Program Options A: R$3.73 Option B: 0.01	n.a
-expired during the fiscal year	n.a.	n.a.	n.a.	Conventional Program: R$3.70	n.a
e) Fair value of options on the date of granting	n.a.	Options A : R$7.71 Options B: R$0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: Options A: R$4.05 Options B: R$0.01 Conventional Program: R$4.08	Options A: R$3.13 Options B: R$0.01
f) Potential dilution in the event of all the options granted being exercised (3)	n.a.	0.33%	1.22%	0.74%	0.90%
(1) Dilution based on total shares as at 12/31/2014.

2015	Board of Directors	Statutory Executive Officers
Plans		2011	2012	2013	2014	2015
b) Total No. of Members	0	6	5	5	5	5
c) No. of Compensated Members	0	6	5	5	5	5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013	03/14/2014	4/27/2015
Number of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000 (Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)	1,884,000 (Restricted Stock Options Program Options A + B) and 1,177,247 (Conventional Program)	3,686,763 (Restricted Stock Options Program / Options A + B)	2,312,324 Options and 832,234 Phantom Shares

Term for options to become exercisable	n.a.	Options B - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B Conventional Program: 3 years (50%, 30% and 20%)	Options A: 1 year Options B: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	Options A and B: 3 years	3 years
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: Options A 1 year and 30 days Options B Convention Program: 10 years	Options A and B: 3 years	3 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year Options B: n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
- -open at the beginning of the fiscal year	n.a.	Options B: R$0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: Options A: R$4.05 Options B: R$0.01 Conventional Program: R$4.08	Options A: R$3.13 Options B: R$0.01	Options: R$ 2.24 Phantom Shares: R$ 2.24
- lost during the fiscal year	n.a	n.a	n.a.	n.a.	n.a	n.a.
- exercised during the fiscal year	n.a.	R$0.01	R$0.01	R$0.01	n.a	n.a.
- expired during the fiscal year	n.a	n.a	n.a.	n.a.	n.a	n.a.
e) Fair value of options on the date of granting	n.a.	Options A: R$7.71 Options B: R$0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: Options A: R$4.05 Options B: R$0.01 Conventional Program: R$4.08	Options A: R$3.13 Options B: R$0.01	R$ 2.24
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	0.35%	1.32%	0.80%	0.97%	0.61%
(1) Dilution based on total shares on 12/31/2015 and does not include the phantom shares, since no share is issued in this model.

2016 – Estimated	Board of Directors	Statutory Executive Officers
Plans		2011	2012	2013	2014	2015
b) Total No. of Members	0	6	5	5	5	5
c) No. of Compensated Members	0	6	5	5	5	5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	5/10/2013	3/14/2014	4/27/2015
Number of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000 (Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)	1,884,000 (Restricted Stock Options Program Options A + B) and 1,177,247 (Conventional Program)	3,686,763 (Restricted Stock Options Program Options A + B)	2,312,324 Options and 832,234 Phantom Shares
Term for options to become exercisable	n.a.	Options B - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B Conventional Program: 3 years (50%, 30% and 20%)	Options A: 1 year Options B: 4 years (0%, 30%, 30%, 40%) Conventional Program: 4 years (25% p.a.)	Options A and B: 3 years	3 years

Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program: 10 years	Restricted Stock Options Program: 1 year Options A and 30 days Options B Conventional Program: 10 years	Options A and B: 3 years	3 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year Options B: n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average price for the exercising of each group of options
- open at the beginning of the fiscal year	n.a.	Options B: R$0,01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: Options A: R$4.05 Options B: R$0.01 Conventional Program: R$4.08	Options A: R$3.13 Options B: R$0.01	Options: R$ 2.24 Phantom Shares: R$ 2.24
- lost during the fiscal year	n.a	n.a	n.a.	n.a.	n.a	n.a.
- exercised during the fiscal year	n.a.	R$0.01	R$ 0.01	R$ 0.01	n.a	n.a.
- expired during the fiscal year	n.a	n.a	n.a.	n.a.	n.a	n.a.
e) Fair value of options on the date of granting	n.a.	Options A: R$7.71 Options B: R$0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73	Restricted Stock Options Program: Options A: R$4.05 Options B: R$0.01 Conventional Program: R$4.08	Options A: R$3.13 Options B: R$0.01	R$ 2.24
f) Potential dilution in the event of all the options granted being exercised (1)	n.a.	0.35%	1.32%	0.80%	0.97%	0.61%

(1)       Dilution based on total shares as at 12/31/2015 and excludes phantom shares since shares are not issued in this model

(2)       Until the date of this Reference Form, the share-based incentive model has not been approved for 2016

13.6. Information on outstanding options held by the Board of Directors and the Statutory Executive Officers:

Financial Year of 2015	Board of Directors	Statutory Executive Officers
Plans	-	2012	2013	2014	2015
b) Total No. of Members	0	5	5	5	5
c) No. of Compensated Members	0	5	5	5	5
d) Options still unexercised
i) Number of shares	n.a.	575,400 (Restricted Stock Options Program – Options B) and 260,000 (Conventional Program)	762,000 (Restricted Stock Options Program – Options B) and 363,861 (Conventional Program)	3,686,763 (Restricted Stock Options Program – Options A and B	2,312,324 Options and 832,234 Phantom Shares
ii) Date in which they will become exercisable	n.a.	05/01/2015 (Conventional Program - 20% of total volume total of options granted) 8/20/2015 (Restricted Program – Options B – 30% and 40% in the following anniversaries)

5/10/2015

(Conventional Program - 25% of total volume of options granted and 25% p.a. in the following anniversaries)

05/10/2015

(Restricted Program– Options B – 30% and in the following anniversaries 30% and 40% of total granted)

				3/14/2017	4/27/2018

iii) Maximum time limit for the exercising of options	n.a.	30 days (Restricted Program– Options B) and 10 years for the options of the Conventional Program	Restricted Stock Options Program: 30 days Options B Conventional Program: 10 years	3 years	3 years
iv) Time limit on the restriction to the share transfer	n.a.	n.a.	n.a.	n.a.	n.a.
v) Weighted average price for the exercising	n.a.	R$2.34 (Conventional Program) R$0.01 (Options B of Restricted Program)	Restricted Stock Options Program: Options B: R$0.01 Conventional Program: R$3.66	Options A: R$3.13 Options B: R$0.01	R$ 2.24
vi) Fair value of the options on the last day of the fiscal year	n.a.	R$2.34 (Conventional Program) R$0.01 (Options B of Restricted Program)	Restricted Stock Options Program: Options B: R$0.01 Conventional Program: R$3.66	Options A: R$3.13 Options B: R$0.01	R$ 2.24
d) Exercisable options
i) number of shares	n.a.	940,000	242,574 (Conventional Program)	n.a.	2,312,324
ii) maximum time limit for the exercising of options	n.a	10 years	10 years	n.a	3 years
iii) time limit on the restriction to the share transfer	n.a	n.a.	n.a.	n.a	n.a.
iv) weighted average price for the exercising	n.a	R$2.34	R$3.66	n.a	R$ 2.24
v) fair value of the options on the last day of the fiscal year	n.a	R$2.34	R$3.66	n.a	R$ 2.24
vi) fair valor of total options on the last day of the fiscal year	n.a.	R$2.34	R$3.66	n.a	R$ 2.24

13.7. The options exercised and shares delivered referring to the share-based compensation for the Board of Directors and Statutory Executive Officers:

Fiscal year 2013	Board of Directors	Statutory Executive Officers
Program (year)		2011	2012
b) Total No. of Members	0	5	6
c) No. of Compensated Members	0	5	6
d) Regarding exercised options:	-	-	-
i) number of shares	n.a.	216,183	1,781,000
ii) weighted average exercise price	n.a.	R$ 0.01	R$2.73
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	R$ 557,752	R$ 1,335,750
e) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	216,183	1,781,000
ii) weighted average acquisition price	n.a.	R$ 0.01	R$2.73
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$ 557,752	R$ 1,335,750
(1) Under the model adopted by the Company all the shares exercised are delivered .

Fiscal year 2014	Board of Directors (1)	Statutory Executive Board
Program (Year)		2011	2012	2013
b) Total No. of Members (2)	0	8.00	8.00	8.00
c) No. of Compensated Members (2)	0	8.00	8.00	8.00
d) In relation to each granting of stock options	-	-	-	-
i) number of shares	n.a.	396,929	2,099,100	1,118,500
ii) weighted average exercise price	n.a.	R$0.01	R$ 1.06	R$ 1.66
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$ 869,382	R$ 2,389,971	R$ 599,394
e) Regarding delivered shares, please inform: (1)	n.a.
i) number of shares	n.a.	396,929	2,099,100	1,118,500
ii) weighted average acquisition price	n.a.	R$0.01	R$ 1.06	R$ 1.66
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$ 869,382	R$ 2,389,971	R$ 599,394

(1) Under the model adopted by the Company all the shares exercised are delivered.
(2) All Statutory Officers who acquired options during 2014 are being considered in this chart, including 3 members that left the Company throughout the year of 2014. That is why the number of members reported is 8.

Fiscal year 2015	Board of Directors	Statutory Executive Officers
Program (Year)		2011	2012	2013
b) Total No. of Members	0	5	5	5
c) No. of Compensated Members	0	5	5	5
d) Regarding exercised options:	-	-	-	-
i) number of shares	n.a.	125,000	205,500	190,500
ii) weighted average exercise price	n.a.	R$0.01	R$0.01	R$0.01
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	R$298,750	R$491,145	R$455,295
e) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	125,000	205,500	190,500
ii) weighted average acquisition price	n.a.	R$0.01	R$0.01	R$0.01
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$298,750	R$491,145	R$455,295
(1) Under the model adopted by the Company all the shares exercised are delivered.

13.8. Information needed for the comprehension of the data disclosed in items 13.5 to 13.6 - pricing method for the value of shares and options:

Brief Description of the Formats for the Granting of Options

A. Traditional options in force (granted under Option Plan 2008, in the second and third granting of the 2012 and 2015 Programs)

Under this traditional option granting model, the options granted to each beneficiary are divided into annual option lots, whose right to exercise is acquired annually (except for 2015 Program, where lot is single, with 3-year grace period as of the Program’s date of approval).

Every year, the Beneficiary must earmark a minimum percentage of his annual bonus to the exercising of the option lot in force in order to be able to acquire the right to exercise options in subsequent lots (in other words, for the lots to be incorporated). If the bonus is not allocated to the exercising of options, the future lots (not yet incorporated) of all the Programs will are cancelled. Based on the partial exercising of options of a given incorporated lot, the Beneficiary has a period of 10 years to exercise his options partially or in full (except for 2015 Program, where the maximum term to exercise the options is three years as of the expiration of the grace period). In the case of the Beneficiary not allocating his bonus in the manner required by the corresponding Program, this time limit is reduced to 3 years, in the case of the lots already incorporated.

B. Restricted Stock Options (granted under Option Plan 2008, in the 2011 Program, the second set of options granted under the 2011 Program II, the first set of options granted under the 2012 Program, the 2013 Program and the 2014 Program).

The options granted are divided into A Options and B Options.  The lot of A Options is incorporated (that is to say, they become exercisable) over the short term, and is available for exercising during a brief period at an exercise price equivalent to the Market Value of the shares (except in the case of the 2014 Program, when A Options are available for exercise after 3 years of the grant and along with the B Options).  The B Options have an exercise price equivalent to R$0.01 each and are divided into 3 annual lots, available for exercising within 2, 3 and 4 years counting from the date of granting, respectively.  Exception to this rule is the first 2012 Program Grant, where B Options, vested in 2 years counted from the grant date, in the case of key employees; and in the 2014 Program first grant, destined to Officers, where B Options are released for exercise within 3 years as of the grant date, together with A Options, for 3-year extinguishing term.

The quantity of B Options available for exercise is determined by the following factors:

Quantity of A options exercised, under the terms described in item 13.4 above, and

Variation in the appreciation targets of Company's shares in the period counting from the date of granting to the date of affective exercising of the B Options (except for the 2014 Program, where the adjustment will be in the A Options, according to TSR).

a. pricing model

The models used by the Company for the pricing of the options granted to its managers and employees are of the binomial model for the traditional options and phantom shares and the Monte Carlo model for the format of the Restricted Stock Options.

Binomial Model

The model is based on the premise that the behavior of the share price in future periods can be approximated into two possible trajectories: one ascending and the other descending.  In this way it is built on a “tree” of trajectories for the share price. The ascending factor and the descending factor are determined based on the volatility of the share and the interval of time between the steps of the “tree”. The trajectories for the share price are determined up to the expiry date.

In parallel, the “tree” is also constructed representing the value of the option for each period. The value of the option is determined backwards, which is to say starting from maturity. At the end of period, it is the owner of the option's decision whether to exercise it or not.

Monte Carlo Model

The Monte Carlo simulation is a popular alternative method, which allows the incorporation of various sources of uncertainty. This method comprises the execution of a number of steps: (1) determining the processes of uncertainty and the generation of inputs based on a sample of the distributions of the entry variables, (2) the carrying out of mathematical operations with inputs so as to generate outputs, (3) repeating the previous steps n times, so as to obtain n outputs, and (4) through the results obtained, calculating statistical data, such as average and standard deviation.

The calculation algorithm for the Monte Carlo simulation consists of calculating the value of the option on its due-date for every trajectory, so as to obtain an average of the values. The value of the option at the starting time is given by the present value of the average found.

Bearing in mind that for the options granted under the Restricted Stock Option format, the quantity of B Options depends on the quantity of A Options exercised, as well as the application of a multiplier adjustment calculated as a function of the variation of the Appreciation targets for the Company's shares, the Monte Carlo method was adopted in the pricing of the options under the format mentioned.

b. data and assumptions used in the pricing model, including the weighted average share price, the exercise price, expected volatility, life of the option, expected dividends and interest rates free of risk

Date of calculation

According to Technical Pronouncement CPC 10, the options must be valued on their respective granting date (in this case, the date of the approval of the corresponding Program).

Weighted average share price

The price of the Company's shares considered as the basis for the calculation of the respective options, is Market Value based on the calculation of the exercise prices.

Exercise price

Traditional options granted:

The exercise price for the options granted under the traditional format has been corrected in accordance with the variation in the IGP-M index, with interest of 3% to 6% a year added up to May 6, 2010. So as to incorporate this contractual condition, the exercise price has been corrected periodically during the binomial “tree”, so that at the moment of exercising, the value paid out refers to the corrected amount, up until the corresponding rules were applied.

The inflation index curve was obtained from the Reference Rates published by the BM&FBOVESPA S.A. – Sao Paulo stock exchange, having been interpolated for the respective due dates. The method adopted was linear interpolation.

Options granted under the Restricted Stock Option format:

The exercise price for the options granted under the Restricted Stock Option format is: (i) calculated based on Market Value for A Options and (ii) R$0.01 for B Options, without monetary correction over time.

Grants in the Phantom Shares format:

An exercise price shall not apply to Phantom Shares, but in order to the cost of Program be recorded, the price of R$0.00 was considered in this model.

Expected volatility

For the calculation of expected volatility annualized standard deviation was used taking the natural logarithms of the historic daily variations in the Company's share price

Option term

Traditional options granted:

For options granted following the traditional format, if the Beneficiaries allocate a percentage of their annual bonus for the acquisition of shares of a particular lot, the contractual period for the exercising of the options in this lot is 10 years counting from the date that the B Options become exercisable, in other words after their lock up period, which may vary according to the Program in question (except for 2015 Program, where the maximum term to exercise the options is three years as of the expiration of grace period – the same treatment was given to the Phantom Shares).  If a percentage of the bonus is not allocated, the lots already incorporated (that is to say, which are exercisable) will have a period of 3 to be exercised.

Options granted under the Restricted Stock Option format:

For these option grants, the life of the options was obtained based on the contractual period of the option lock up period (that is to say, based on the options that become available in the fiscal year), bearing in mind that under the Restricted Stock Option, format, the options are of the European type, that is to say exercisable only from a given date, and for a relatively short period. For more information referring to the life of options granted in accordance with the Restricted Stock Option format, see the other sub-items in Item 13.

Dividends expected (dividend yield)

The dividend yield represents the ratio between the dividend paid per share in a given period, and the price of the share in the market. This variable was calculated based on the historic distribution of dividends and interest-on-equity by the Company.

Interest rate free of risk

The interest rates free of risk had been obtained from the Brazilian Central Bank and referred to the Selic (Special System for Settlement and Custody) rate on the respective option granting dates.

c. methods used and the premises assumed for the incorporation of the expected effects of advance exercising

It can be observed empirically that options are exercised by their owners before the end of the life of the option, in the case of traditional options. This behavior is due to various reasons, such as for example, personal liquidity requirements and the impossibility of hedge protection.

In this regard, the Company, so as to incorporate this peculiarity, adopts the assumption that the options will be exercised from the moment that the lots become exercisable, that is to say have been incorporated, following the end of the respective lock up period. In this way, the option life adopted in the calculations varies between 1 and 6 years, in accordance with the number of lots and the corresponding lock up period is in which the options are divided, seeing that the Beneficiaries may not exercise options of any type before the end of the lock up period. In addition to this, for option pricing purposes options exercised in advance as a result of the death or permanent disability of the Beneficiary, or corporate events, have not been considered.

d. method for the determination of expected volatility

For the calculation of expected volatility, the annualized standard deviation has been used of the natural logarithms of the daily historic variations in the Company's share price.

e. if there is any other characteristic of the option that has been incorporated in the measuring of its fair value

Vesting period

During the vesting period, options may not be exercised by the Beneficiaries. For options granted under the traditional format and phantom shares, this condition was included in the calculations with respect to options of the European type (which can only be exercised from a certain date) while they have not yet been incorporated. After their incorporation, the options become of the American type (that is to say, exercisable at any moment until the cancellation date).

Restrictions on sale ("lock-up")

Contractually speaking, for A Options granted under the Restricted Stock Option model there was a restriction that exists on the sale of shares acquired to the exercising of options.  This restriction, also known as lock-up, varied between 1 and 2 years, in accordance with the specific conditions of each Program.

This restriction implies the reduction in the value of the shares for the Beneficiary considering that the shares are illiquid at the time of exercising the options. So as to take these characteristics into account, a discount has been applied due to lack of liquidity in the share price under the “protective put” method.  According to this method, the value of a European type put option with a period equal to the lock up period is calculated, assuming volatility and interest rates free of risk identical to those used in each plan. The value arrived at for this put option is therefore divided by the value of the share price on the date of granting, so that there is a percentage discount.  This discount is finally applied to the option, reducing its respective value.

This methodology is no longer applicable to the traditional programs, as, under the terms of the Meeting of the Board of Directors held on July 13, 2011, all restrictions for the transfer and sale were released from this date for the shares already acquired and shares that might be acquired, in such Programs.

13.9. Interest in shares or quotas and other convertible securities, held by management and fiscal council members, grouped by body:

Shares Issued by the Company (1)

	12.31.2015
	Common shares		Total shares

Board of Directors	592,609	0.157%	592,609	0.157%
Fiscal Council	0	0.000%	0	0.000%
Executive Board	1,807,120	0.478%	1,807,120	0.478%

Total shares	378,066,162	100%	378,066,162	100%

(1) All the shares are held directly.

13.10. Information on the pension plan offered to members of the Board of Directors and Statutory Executive Officers:

Not applicable, considering that no pension plans have been offered either to members of the Board of Directors and Statutory Executive Officers.

13.11. Maximum, minimum and average individual compensation of the Board of Directors, the Statutory Executive Officers and the Fiscal Council:

	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal
	31/12/2015	31/12/2014	31/12/2013	31/12/2015	31/12/2014	31/12/2013	31/12/2015	31/12/2014	31/12/2013
Nº total de membros	5,00	5,17	6,00	7,00	7,67	9,00	3,00	3,00	3,00
Nº de membros remunerados	5,00	5,17	6,00	7,00	7,67	9,00	3,00	3,00	3,00
Valor da maior remuneração (R$)	3.588.078	3.909.593	6.139.562	369.992	366.832	369.992	79.200	76.200	66.240
Valor da menor remuneração (R$)	1.084.516	2.828.098	2.798.366	207.360	222.934	207.360	79.200	76.200	66.240
Valor médio da remuneração (R$)	2.271.554	3.459.607	3.762.792	290.236	271.608	252.157	79.200	75.609	66.240

Observação
Diretoria Estatutária
31/12/2015

Os valores apresentados acima referem-se à remuneração fixa, variável de curto prazo, benefícios e incentivos de longo prazo, baseados em programas de opção de compra de ações da Diretoria Estatutária (custo contábil).

1.Valor da maior remuneração: Considera a maior remuneração individual anual efetivamente recebida, considerando todos os membros, sendo que o membro com a maior remuneração permaneceu 12 meses no órgão.

2. Valor da menor remuneração: Considera a menor remuneração individual anual efetivamente recebida, incluindo apenas os membros que permaneceram 12 meses no órgão, sendo excluídos os que permaneceram por período inferior.

3.Valor médio da remuneração: Valor total da remuneração paga dividido pelo número informado de membros no período em questão.

31/12/2014

Os valores apresentados acima referem-se à remuneração fixa, variável de curto prazo, benefícios e incentivos de longo prazo, baseados em programas de opção de compra de ações da Diretoria Estatutária.

1.Valor da maior remuneração: Considera a maior remuneração individual anual efetivamente recebida, considerando todos os membros, sendo que o membro com a maior remuneração permaneceu 12 meses no órgão.

2. Valor da menor remuneração: Considera a menor remuneração individual anual efetivamente recebida, incluindo apenas os membros que permaneceram 12 meses no órgão, sendo excluídos os que permaneceram por período inferior

3.Valor médio da remuneração: Valor total da remuneração paga dividido pelo número informado de membros no período em questão

31/12/2013

Os valores apresentados acima referem-se à remuneração fixa, variável de curto prazo, benefícios e incentivos de longo prazo, baseados em programas de opção de compra de ações da Diretoria Estatutária.

1.Valor da maior remuneração: Considera a maior remuneração individual anual efetivamente recebida, considerando todos os membros, sendo que o membro com a maior remuneração permaneceu 12 meses no órgão.

2.Valor da menor remuneração: Considera a menor remuneração individual anual efetivamente recebida, incluindo apenas os membros que permaneceram 12 meses no órgão, sendo excluídos os que permaneceram por período inferior

3.Valor médio da remuneração: Valor total da remuneração paga dividido pelo número informado de membros no período em questão

Conselho de Administração
31/12/2015

Os valores apresentados acima referem-se à remuneração fixa do Conselho de Administração.

1.Valor da maior remuneração: Considera a maior remuneração individual anual efetivamente recebida, considerando todos os membros, sendo que o membro com a maior remuneração permaneceu 12 meses no órgão.

2. Valor da menor remuneração: Considera a menor remuneração individual anual efetivamente recebida, incluindo apenas os membros que permaneceram 12 meses no órgão, sendo excluídos os que permaneceram por período inferior.

3.Valor médio da remuneração: Valor total da remuneração paga dividido pelo número informado de membros no período em questão.

31/12/2014

Os valores apresentados acima referem-se à remuneração fixa do Conselho de Administração.

1.Valor da maior remuneração: Considera a maior remuneração individual anual efetivamente recebida, considerando todos os membros, sendo que o membro com a maior remuneração permaneceu 12 meses no órgão.

2. Valor da menor remuneração: Considera a menor remuneração individual anual efetivamente recebida, incluindo apenas os membros que permaneceram 12 meses no órgão, sendo excluídos os que permaneceram por período inferior

3.Valor médio da remuneração: Valor total da remuneração paga dividido pelo número informado de membros no período em questão

31/12/2013

Os valores apresentados acima referem-se à remuneração fixa do Conselho de Administração.

1.Valor da maior remuneração: Considera a maior remuneração individual anual efetivamente recebida, considerando todos os membros, sendo que o membro com a maior remuneração permaneceu 12 meses no órgão.

2.Valor da menor remuneração: Considera a menor remuneração individual anual efetivamente recebida, incluindo apenas os membros que permaneceram 12 meses no órgão, sendo excluídos os que permaneceram por período inferior

3.Valor médio da remuneração: Valor total da remuneração paga dividido pelo número informado de membros no período em questão

Conselho Fiscal
31/12/2015

Os valores apresentados acima referem-se à remuneração fixa do Conselho Fiscal.

1.Valor da maior remuneração: Considera a maior remuneração individual anual efetivamente recebida, considerando todos os membros, sendo que o membro com a maior remuneração permaneceu 12 meses no órgão.

2. Valor da menor remuneração: Considera a menor remuneração individual anual efetivamente recebida, incluindo apenas os membros que permaneceram 12 meses no órgão, sendo excluídos os que permaneceram por período inferior.

3.Valor médio da remuneração: Valor total da remuneração paga dividido pelo número informado de membros no período em questão.

31/12/2014

Os valores apresentados acima referem-se à remuneração fixa do Conselho Fiscal.

1.Valor da maior remuneração: Considera a maior remuneração individual anual efetivamente recebida, considerando todos os membros, sendo que o membro com a maior remuneração permaneceu 12 meses no órgão.

2. Valor da menor remuneração: Considera a menor remuneração individual anual efetivamente recebida, incluindo apenas os membros que permaneceram 12 meses no órgão, sendo excluídos os que permaneceram por período inferior

3.Valor médio da remuneração: Valor total da remuneração paga dividido pelo número informado de membros no período em questão

31/12/2013

Os valores apresentados acima referem-se à remuneração fixa do Conselho Fiscal.

1.Valor da maior remuneração: Considera a maior remuneração individual anual efetivamente recebida, considerando todos os membros, sendo que o membro com a maior remuneração permaneceu 12 meses no órgão.

2.Valor da menor remuneração: Considera a menor remuneração individual anual efetivamente recebida, incluindo apenas os membros que permaneceram 12 meses no órgão, sendo excluídos os que permaneceram por período inferior

3.Valor médio da remuneração: Valor total da remuneração paga dividido pelo número informado de membros no período em questão

13.12. Mechanisms of compensation or indemnification for managers in the event of dismissal from their post or retirement:

None.

13.13. Percentage of total compensation of management and members of fiscal council who are related parties to the controlling shareholders:

None.

13.14. Compensation of management and members of the Fiscal Council, grouped by body, received for any reason rather than the position they hold:

None.

13.15. Compensation of management and members of the fiscal council recognized in the result of the direct or indirect controlling shareholders, company under common control and subsidiaries of the issuer:

None.

13.16. Other relevant information:

Long term incentives in the form of Granting of Options and Phantom Shares

The values presented as long-term incentives, based on stock options programs and Phantom Shares start to reflect the book costs of the program(s) granted this year or estimated to be granted - in this case, the 2016 fiscal year - which will be amortized gradually during grace period, therefore presented in our financial statements. These amounts are calculated upon the grant through Binomial (traditional Stock Option and Phantom Shares Programs) and Monte Carlo (Restricted Stock Option Programs) pricing models and the costs calculated are amortized during its duration (usually 4 years). The amounts reported do not represent the gains earned by the beneficiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 8, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer